Filed Pursuant to Rule 424(b)(4)
Registration No. 333-129780
PROSPECTUS
2,021,758 Shares
Sterling Construction Company, Inc.
Common Stock

          We are offering to sell 1,700,000 shares of our common stock, and three of our stockholders are offering to sell an aggregate of 321,758 shares of our common stock. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. The last reported sale price of our common stock on the American Stock Exchange, or AMEX, on January 19, 2006 (the last day on which we anticipate our common stock will trade on AMEX) was $15.65 per share. Our common stock will commence trading on The Nasdaq National Market, or Nasdaq, under the symbol “STRL” on January 20, 2006.
      We have granted the underwriters the right to purchase up to 303,263 additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering.
       Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

	Per Share	Total

Offering price	$15.00	$30,326,370

Discounts and commissions to underwriters	$1.05	$2,122,846

Offering proceeds to us, before expenses	$13.95	$23,715,000

Offering proceeds to the selling stockholders, before expenses	$13.95	$4,488,524

      The underwriters expect to deliver the shares of common stock to investors on or about January 25, 2006.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

D.A. Davidson & Co.	Morgan Joseph
The date of this prospectus is January 19, 2006

Sterling Construction Company, Inc.

Transportation Infrastructure

Water Infrastructure

i

SUMMARY
      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the risks discussed under “Risk Factors” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. In this prospectus, all references to “Sterling Construction,” “we,” “us” and “our” refer to Sterling Construction Company, Inc. and its subsidiaries, unless the context otherwise requires or indicates.
Our Company
      We are a leading heavy civil construction company that specializes in the building and reconstruction of transportation and water infrastructure in large and growing markets in Texas. Our transportation infrastructure projects include highways, roads, bridges and light rail, and our water infrastructure projects include water, wastewater and storm drainage systems. We provide general contracting services primarily to public sector clients utilizing our own employees and equipment for activities including excavating, paving, pipe installation and concrete placement. We purchase the necessary materials for our contracts and generally engage subcontractors only for ancillary services.
      Since the founding of our construction business in 1955, we have expanded our service profile and market areas. We currently operate in several major Texas markets, including Houston, San Antonio, Dallas/ Fort Worth and Austin, and believe that we have the capability to expand into other Gulf Coast and Southwestern markets. We also have broadened our range of services, from our original focus on water and wastewater projects, to include concrete and asphalt paving, concrete slip forming, installation of large-diameter water and wastewater distribution systems, construction of bridges and similar large structures, light rail infrastructure, concrete crushing and concrete batch plant operations.
      For the nine months ended September 30, 2005, our construction business revenues of $157.8 million and net income from continuing operations of $5.5 million were 66% and 142% higher, respectively, than for the same period in 2004. At September 30, 2005, our contract backlog of $288 million was 24% higher than the $232 million of contract backlog at January 1, 2005. As of December 31, 2005, we estimate that our contract backlog was approximately $300 million, reflecting new contracts of approximately $80 million added during our fourth quarter and our preliminary estimate of billings that will be recorded for that quarter.
Our Competitive Strengths
      We believe that our competitive strengths in the construction business include the following:
      Long and Successful Track Record of Infrastructure Construction. Through our 50 years of experience, we have developed efficient processes and controls that allow us to provide high-quality contracting services for building roads, highways, bridges, light rail facilities and water, wastewater and storm drainage systems. Our expertise, coupled with strong underlying market dynamics, has produced compound annual revenue growth in our construction business that has averaged approximately 18% since 1985, and was 66% for the first nine months of 2005 compared to the comparable period in 2004.
      Leadership in Our Markets. We are an established leader in our markets based on our longevity, our management expertise and our reputation, as well as our in-depth knowledge of soil and other construction conditions in our market areas. Our scale of operations allows us to deploy and redeploy work crews, materials and equipment across multiple contracts and provides us with advantages in competitive bidding environments. We are prequalified with all of our significant public sector customers that require qualification, including the Texas Department of Transportation, or TXDOT, a requirement that has the effect of limiting competition from some other bidders for highway contracts and, in some cases, for municipal contracts.

      Comprehensive Infrastructure Construction Capabilities. Over time, we have added construction services that provide us with competitive advantages. For example, from our base of water and wastewater work, we have added concrete and asphalt paving, concrete slip forming, installation of large-diameter water and wastewater distribution systems, construction of bridges and similar large structures, light rail infrastructure, concrete crushing and concrete batch plant operations. We currently perform approximately 75% of our work utilizing our own workforce and equipment. Our emphasis on providing comprehensive construction services allows us to capture additional profit margin that otherwise would be gained by subcontractors and to more aggressively bid contracts without sacrificing our profitability targets.
      Consistent History of Managing Construction Projects and Contract Risk. Our significant experience and longevity in our markets provides us with an understanding of the many risks of infrastructure construction. We provide services predominantly pursuant to “fixed unit price” contracts, which, if properly managed, generally allow for better profit margin opportunities than “cost-plus” contracts. We monitor and manage risk throughout a contract’s duration, including the bid process, the pre-construction planning activities and the construction process. Our project managers lead our estimating process, and our senior management reviews all bid proposals prior to submission, thereby increasing project managers’ accountability and understanding of the financial and operating risks and opportunities of our contracts. In addition, a significant portion of our project managers’ compensation is based on the profitability of contracts that they bid and manage, a policy which reinforces our goal of carefully and accurately bidding contracts.
      Financial Strength. Our long-term debt-to-equity ratio as of September 30, 2005, giving effect to this offering and the anticipated repayment of certain related party notes described in “Certain Transactions — Contemplated Transactions” as of that date, would have been approximately 25%, and we believe that we will have sufficient cash balances to meet our anticipated near-term liquidity needs. In addition, we have a substantial base of assets, including a fleet of over 500 pieces of heavy construction equipment, which allows for flexibility in meeting contract requirements and can provide an advantage over our competitors who lease their equipment. After this offering, we will have greater flexibility under our commercial bank line of credit to take advantage of appropriate expansion and acquisition opportunities in our markets. We believe that these financial strengths provide tangible benefits in the surety and credit markets, as well as intangible benefits in our relationships with customers, employees, suppliers and subcontractors.
      Experienced Management Team and Skilled Workforce. Our management team and employees are critical to our success. Our chief executive officer and our president each has over 30 years of industry experience, and our 12 senior project managers have over 20 years of experience on average, in the infrastructure construction market. We benefit from their expertise, relationships with customers, suppliers and subcontractors, and the cohesive corporate culture that they have promoted and developed. We expend significant resources to attract, retain and train our employees, which is a key to the successful execution of our contracts. We conduct our construction business using full-time employees organized into more than 80 fully-equipped crews. We conduct extensive safety training programs, which have allowed us to maintain a high safety level at our worksites.
Our Business Strategy
      We pursue the following strategies in order to improve our business and prospects, increase our revenue and profitability and, ultimately, enhance stockholder value:
      Continue to Grow in Texas Markets. The Texas markets in which we operate, including Houston, San Antonio, Dallas/Fort Worth and Austin, generally are experiencing strong growth in infrastructure spending caused by factors such as an increasing population, increased federally-funded highway construction, a robust oil and gas economy, the need for new water sources, flood and subsidence control activities, and the installation of light rail public transit systems. We will continue our efforts to increase our market share in our core markets. Our strategy is to accomplish this by relying on our knowledge of local construction conditions coupled with our continued focus on infrastructure construction, by expanding and upgrading our equipment fleet, by adding construction crews, and by extending our range of construction capabilities.
      Position Our Business for Future Infrastructure Spending. There is a growing awareness of the need to build, reconstruct and repair our country’s infrastructure, including water, wastewater and flood control systems and transportation systems. Significant funds have recently been authorized for investments in these areas, including the new U.S. federal highway funding bill, or SAFETEA-LU bill, which authorized $286 billion toward transportation infrastructure (with approximately $14.5 billion allocated to Texas for federal fiscal years 2005 through 2009). In addition, the Harris-Galveston Subsidence District has mandated that substantially all well water systems in Houston be replaced with surface water systems, and we anticipate that there will be efforts in Texas and other Gulf Coast areas affected by recent hurricanes to enhance storm drainage systems. We will continue to build on our expertise in the civil construction market for transportation and water infrastructure, to develop new capabilities to service these markets and to maintain our human and capital resources to effectively meet required demand.
      Continue Adding Construction Capabilities. By adding capabilities that are complementary to our core construction competencies, we are able to improve gross margin opportunities, more effectively compete for contracts and compete for contracts that might not otherwise be available to us. We continue to investigate opportunities to integrate additional services (such as drill shaft installation) and precast concrete products (such as beams and wall panels) into our business.
      Expand into Attractive New Markets. We have demonstrated an ability to identify and expand into new markets where we have been able to operate profitably and grow. Our first expansion beyond Houston was in the Dallas/ Fort Worth market in 1995. In 2001, after obtaining an asphalt paving contract in San Antonio, we decided to establish a permanent presence in that market. Having recently been awarded a significant contract in the Austin area, we are now examining the potential for establishing a permanent office in Austin. We actively consider opportunities, and evaluate whether to establish a permanent presence, in new geographic areas based on factors such as market size and growth dynamics, competition, the availability of qualified employees and compatibility of unique local requirements with our own expertise. We currently believe that there are a number of attractive markets throughout Texas and in the Gulf Coast and Southwestern regions of the United States that present expansion opportunities for us.
      Selectively Pursue Strategic Acquisitions. Our growth has been achieved both organically and through our acquisition of the Kinsel Heavy Highway construction business, or Kinsel, in 2002. We have been, and expect to continue, exploring acquisition opportunities that appear consistent with our return-on-investment goals and strategic objectives. In particular, we seek companies operated by talented management teams in growth markets and with a focus on infrastructure construction services. Ideal candidates would provide us with the ability to add construction services to our existing capabilities, as well as opportunities to provide an expanded service profile to the target’s existing customer base. With our strong financial position and publicly traded common stock, we believe that we are an attractive acquiror for heavy civil construction firms whose owners desire to achieve liquidity.
      Development of Employees. We believe that our employees are a key to the successful implementation of our business strategies. We plan to continue allocating significant resources in order to attract and retain talented managers and supervisory and field personnel.
Risks Related to Our Business and Strategy
      You should carefully read and consider the information set forth below under “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

Recent Developments
      On December 22, 2005, we announced the following updated guidance for 2005, and initial guidance for 2006:

	Year Ending	Year Ending
	December 31, 2005	December 31, 2006

	(In thousands)
		Range
Revenues from continuing operations	$210,000	$230,000 - $250,000
Income from continuing operations before income taxes	$10,500	$11,500 - $ 13,000
Net income from continuing operations	$6,800	$7,500 - $ 8,500
This guidance is forward-looking information that is subject to risks and uncertainties as described in this prospectus. See “Guidance” for certain assumptions, risks and uncertainties that should be considered in connection with our guidance about expected results of operations.
      Our common stock has been approved to be listed on the Nasdaq National Market, or Nasdaq, under the symbol “STRL” on January 20, 2006. We anticipate that trading of our common stock on AMEX has been suspended effective at the close of market on January 19, 2006.
      In December 2005, we announced that we had been awarded a $46 million construction contract by St. Paul Travelers, or Travelers, to complete a TXDOT project for the building of highways, bridges and related infrastructure at NASA Road 1 in the Clear Lake area south of Houston, Texas. Work is expected to commence in the first quarter of 2006 and is scheduled for completion in early 2008.
      On December 23, 2005, our board of directors elected Milton L. Scott to fill the vacancy created by the simultaneous resignation of Robert M. Davies, who had earlier indicated his intention to resign upon the election of his successor. Mr. Scott was also appointed to our audit committee.
      Recognizing the strong growth of our construction business, where management’s efforts and our resources are likely to be best employed in the future, and following expressions of interest from potential buyers of our distribution business, in August 2005 our board of directors authorized management to sell that business, which is operated by our wholly-owned subsidiary, Steel City Products, LLC, or Steel City Products. Accordingly, we have reclassified our financial statements for all periods presented to reflect that business as discontinued operations. Unless otherwise noted, the discussion in this prospectus pertains only to our construction business.
      Having recently outgrown the bonding limits of our prior bonding company, in October 2005 we were approved by a new bonding company, Travelers, for our future construction contracts.

The Offering

Nasdaq symbol	“STRL”
Common stock offered by us	1,700,000 shares
Common stock offered by selling stockholders	321,758 shares
Common stock to be outstanding after the offering	10,186,881 shares
Use of proceeds	The net proceeds to us from this offering will be approximately $22.9 million, or approximately $27.2 million if the underwriters exercise their over-allotment option in full. We plan to use these net proceeds for:
• capital expenditures to acquire property, plant and equipment to more efficiently complete a number of projects in our contract backlog as well as position us to capitalize on future project opportunities;
• repayments of certain related party promissory notes as described in “Certain Transactions — Contemplated Transactions”; and
• other general corporate purposes, including working capital to increase our bonding capacity, to finance ongoing business operations and to fund future growth of our construction business and additions to our construction services capabilities.
We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.
      The number of shares of common stock outstanding after this offering is based on the number of shares outstanding as of December 30, 2005 and excludes:

•	1,045,575 shares of common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price per share of $2.558, which does not include 180,492 shares that will be issued pursuant to the exercise of options held by a selling stockholder and sold by him in this offering;

•	75,880 shares of common stock reserved for future awards under our stock option plans; and

•	386,073 shares of common stock reserved for issuance upon the exercise of outstanding warrants at an exercise price per share of $1.50, which does not include 141,266 shares that will be issued pursuant to the exercise of warrants held by two selling stockholders and sold by them in this offering.
      Unless we indicate otherwise, the number of shares of common stock shown to be outstanding after the offering assumes no exercise by the underwriters of their option to purchase up to 303,263 additional shares of our common stock to cover over-allotments of shares.
Our Executive Offices
      Our principal executive offices are located at 20810 Fernbush Lane, Houston, Texas 77073, and our telephone number at this address is (281) 821-9091. Our website is www.sterlingconstructionco.com. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus.

Summary Historical Financial and Operating Data
      The following table sets forth our summary historical consolidated financial and operating data for the periods indicated. The summary consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004, and the summary consolidated balance sheet data as of December 31, 2003 and 2004, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2002, have been derived from our audited consolidated balance sheet as of December 31, 2002, which is not included in this prospectus. The summary consolidated financial data as of and for the nine months ended September 30, 2004 and 2005, are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The summary historical financial and operating data as of and for the nine months ended September 30, 2005, are not necessarily indicative of the results that may be obtained for a full year. Contract backlog is not a measure defined in generally accepted accounting principles, or GAAP, and has not been derived from our consolidated financial statements.
      In August 2005, our board of directors authorized management to sell the Steel City Products distribution business. Accordingly, we have reclassified our financial statements for all periods presented to reflect the business as discontinued operations.
      The information presented below should be read in conjunction with “Selected Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

				(Unaudited)
	(Amounts in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$111,747	$149,006	$132,478	$95,161	$157,805
Cost of revenues	98,935	131,181	119,217	83,970	141,541

Gross profit	12,812	17,825	13,261	11,191	16,264
General and administrative expenses, net	6,862	7,400	7,696	5,844	6,771

Operating income	5,950	10,425	5,565	5,347	9,493
Interest expense, net of interest income	2,427	1,842	1,456	1,053	1,198

Income from continuing operations before minority interest and income taxes	3,523	8,583	4,109	4,294	8,295
Minority interest(1)	873	1,627	962	862	—

Income from continuing operations before income taxes	2,650	6,956	3,147	3,432	8,295
Income tax (benefit) expense	(174)	1,752	(2,134)	1,167	2,820

Net income from continuing operations	2,824	5,204	5,281	2,265	5,475
Net income from discontinued operations	528	215	372	342	532

Net income	$3,352	$5,419	$5,653	$2,607	$6,007

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

				(Unaudited)
	(Amounts in thousands, except share and per share data)
Basic income per share:
Continuing operations	$0.56	$1.02	$0.99	$0.43	$0.72
Discontinued operations	0.10	0.04	0.07	0.06	0.07

	$0.66	$1.06	$1.06	$0.49	$0.79

Diluted income per share:
Continuing operations	$0.46	$0.80	$0.75	$0.32	$0.58
Discontinued operations	0.09	0.03	0.05	0.05	0.06

	$0.55	$0.83	$0.80	$0.37	$0.64

Weighted average number of shares outstanding used in computing per share amounts:
Basic	5,061,598	5,089,849	5,342,847	5,274,730	7,638,261
Diluted	6,101,515	6,488,376	7,027,682	7,158,697	9,467,306
Balance sheet data (end of period):
Cash and cash equivalents	$2,111	$2,651	$3,449	$2,851	$20,138
Working capital	9,556	6,834	16,052	18,167	22,599
Total assets	72,757	75,578	89,544	84,902	122,789
Total debt	32,784	20,058	29,379	24,347	30,011
Stockholders’ equity	10,825	16,636	35,208	19,900	43,202
Other operating data:
Depreciation and amortization	$3,755	$4,690	$4,545	$3,487	$3,826
Capital expenditures	4,245	4,340	3,555	2,527	9,948
Contract backlog at end of period (unaudited)(2)	138,000	141,000	232,000	227,000	288,000

(1)	Minority interest represents the 19.9% of Texas Sterling Construction, L.P., which along with its predecessors we refer to as TSC, not owned by us until December 2004. See Note 16 of Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2004, included in this prospectus.

(2)	Contract backlog is our estimate of the billings that we expect to make in future periods on our construction contracts. We add the revenue value of new contracts to our contract backlog, typically when we are the low bidder on a public sector contract and management determines that there are no apparent impediments to award of the contract. As construction on our contracts progresses, we increase or decrease contract backlog to take account of changes in estimated quantities under fixed unit price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenues and costs, including completion penalties and bonuses. We subtract from contract backlog the amounts we bill on contracts.

RISK FACTORS
      An investment in our common stock involves various risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those which we believe are the material risks that we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.
Risks Relating to Our Business
If we are unable to accurately estimate the overall risks or costs when we bid on a contract which is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract.
      Substantially all of our revenues and contract backlog are typically derived from fixed unit price contracts. Fixed unit price contracts require us to perform the contract for a fixed unit price irrespective of our actual costs. As a result, we realize a profit on these contracts only if we successfully estimate our costs and then successfully control actual costs and avoid cost overruns. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. This, in turn, could negatively affect our cash flow, earnings and financial position.
      The costs incurred and gross profit realized on such contracts can vary, sometimes substantially, from the original projections due to a variety of factors, including, but not limited to:

•	onsite conditions that differ from those assumed in the original bid;

•	delays caused by weather conditions;

•	contract modifications creating unanticipated costs not covered by change orders;

•	changes in availability, proximity and costs of materials, including steel, concrete, aggregate and other construction materials (such as stone, gravel and sand), as well as fuel and lubricants for our equipment;

•	availability and skill level of workers in the geographic location of a project;

•	our suppliers’ or subcontractors’ failure to perform;

•	fraud or theft committed by our employees;

•	mechanical problems with our machinery or equipment;

•	citations issued by any governmental authority, including the Occupational Safety and Health Administration;

•	difficulties in obtaining required governmental permits or approvals;

•	changes in applicable laws and regulations; and

•	claims or demands from third parties alleging damages arising from our work or from the project of which our work is part.
      Many of our contracts with public sector customers contain provisions that purport to shift some or all of the above risks from the customer to us, even in cases where the customer is partly at fault. Our practice in many instances has been to supersede these terms with an agreement to obtain insurance covering both the customer and ourselves. In cases where insurance is not obtained, our experience has often been that public sector customers have been willing to negotiate equitable adjustments in the contract compensation or completion time provisions if unexpected circumstances arise. If we are unable to obtain insurance, and if public sector customers seek to impose contractual risk-shifting provisions more aggressively, we could face increased risks, which may adversely affect our cash flow, earnings and financial position.
Economic downturns or reductions in government funding of infrastructure projects, or the cancellation of significant contracts, could reduce our revenues and profits and have a material adverse effect on our results of operations.
      Our business is highly dependent on the amount of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels. Decreases in government funding of infrastructure projects could decrease the number of civil construction contracts available and limit our ability to obtain new contracts, which could reduce our revenues and profits.
      Contracts that we enter into with governmental entities can usually be canceled at any time by them with payment only for the work already completed. In addition, we could be prohibited from bidding on certain governmental contracts if we fail to maintain qualifications required by those entities. A sudden cancellation of a contract or our debarment from the bidding process could cause our equipment and work crews to remain idled for a significant period of time until other comparable work became available, which could have a material adverse effect on our business and results of operations.
Our operations are focused in Texas, and any adverse change to the economy or business environment in Texas could significantly affect our operations, which would lead to lower revenues and reduced profitability.
      Our operations are concentrated in Texas, and primarily in the Houston area. Because of this concentration in a specific geographic location, we are susceptible to fluctuations in our business caused by adverse economic or other conditions in this region, including natural or other disasters. A stagnant or depressed economy in Texas generally or in Houston specifically, or in any of the other markets that we serve, could adversely affect our business, results of operations and financial condition.
Our industry is highly competitive, with a variety of larger companies with greater resources competing with us, and our failure to compete effectively could reduce the number of new contracts awarded to us or adversely affect our margins on contracts awarded.
      Essentially all of the contracts on which we bid are awarded through a competitive bid process, with awards generally being made to the lowest bidder, but sometimes recognizing other factors, such as shorter contract schedules or prior experience with the customer. Within our markets, we compete with many national, regional and local construction firms. Some of these competitors have achieved greater market penetration than we have in the markets in which we compete, and some have greater financial and other resources than we do. In addition, there are a number of national companies in our industry that are larger than us that, if they so desired, could establish a presence in our markets and compete with us for contracts. As a result, we may need to accept lower contract margins in order to compete against competitors that have the ability to accept awards at lower prices or have a pre-existing relationship with a customer. If we are unable to compete successfully in our markets, our relative market share and profits could be reduced.
Our dependence on subcontractors and suppliers of materials (including petroleum-based products) could increase our costs and impair our ability to complete contracts on a timely basis or at all, which would adversely affect our profits and cash flow.
      We rely on third-party subcontractors to perform some of the work on many of our contracts. We do not bid on contracts unless we have the necessary subcontractors committed for the anticipated scope of the contract and at prices that we have included in our bid. Therefore, to the extent that we cannot engage subcontractors, our ability to bid for contracts may be impaired. In addition, if a subcontractor is unable to deliver its services according to the negotiated terms for any reason, including the deterioration of its financial condition, we may suffer delays and be required to purchase the services from another source at a higher price. This may reduce the profit to be realized, or result in a loss, on a contract.
      We also rely on third-party suppliers to provide all of the materials (including aggregates, concrete, steel and pipe) for our contracts. We do not own any quarries, and there are no naturally occurring sources of aggregate in the Houston metropolitan area. We do not bid on contracts unless we have commitments from suppliers for the materials required to complete the contract and at prices that we have included in our bid. Thus, to the extent that we cannot obtain commitments from our suppliers for materials, our ability to bid for contracts may be impaired. In addition, if a supplier is unable to deliver materials according to the negotiated terms of a supply agreement for any reason, including the deterioration of its financial condition, we may suffer delays and be required to purchase the materials from another source at a higher price. This may reduce the profit to be realized, or result in a loss, on a contract.
      Diesel fuel and other petroleum-based products are utilized to operate the equipment used in our construction contracts. Decreased supplies of such products relative to demand and other factors can cause an increase in their cost. Future increases in the costs of fuel and other petroleum-based products used in our business, particularly if a bid has been submitted for a contract and the costs of such products have been estimated at amounts less than the actual costs thereof, could result in a lower profit, or a loss, on a contract.
We may not be able to fully realize the revenue anticipated by our reported contract backlog.
      As of September 30, 2005, our contract backlog was approximately $288 million. Almost all of our contracts are awarded by public sector customers through a competitive bid process, with the award generally being made to the lowest bidder. We add new contracts to our contract backlog, typically when we are the low bidder on a public sector contract and management determines that there are no apparent impediments to award of the contract. As construction on our contracts progresses, we increase or decrease contract backlog to take account of changes in estimated quantities under fixed unit price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenues and costs, including completion penalties and bonuses. We subtract from contract backlog the amounts we bill on contracts.
      Most of the contracts with our public sector customers can be terminated at their discretion. If a customer cancels, suspends, delays or reduces a contract, we may be reimbursed for certain costs but typically will not be able to bill the total amount that had been reflected in our contract backlog. Cancellation of one or more contracts that constitute a large percentage of our contract backlog, and our inability to find a substitute contract, would have a material adverse effect on our business, results of operations and financial condition.
If we are unable to attract and retain key personnel, our ability to bid for and successfully complete contracts may be negatively impacted.
      Our ability to attract and retain reliable, qualified personnel is a significant factor that enables us to successfully bid for and profitably complete our work. This includes members of our management, project managers, estimators, supervisors, foremen and laborers. The loss of the services of any of our management could have a material adverse effect on us. Our future success will also depend on our ability to attract and retain highly-skilled personnel. Competition for these employees is intense, and we could experience difficulty hiring and retaining the personnel necessary to support our business. If we do not succeed in retaining our current employees and attracting new highly-skilled employees, our reputation may be harmed and our future earnings may be negatively impacted.

Our contracts may require us to perform extra or change order work, which can result in disputes and adversely affect our working capital, profits and cash flows.
      Our contracts generally require us to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the extra work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These disputes may not be settled to our satisfaction. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of such work for a lengthy period of time until the change order is approved by the customer and we are paid by the customer.
      To the extent that actual recoveries with respect to change orders or amounts subject to contract disputes or claims are less than the estimates used in our financial statements, the amount of any shortfall will reduce our future revenues and profits, and this could have a material adverse effect on our reported working capital and results of operations. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other project work and our ability to meet specified contract milestone dates.
Our failure to meet schedule or performance requirements of our contracts could adversely affect us.
      In most cases, our contracts require completion by a scheduled acceptance date. Failure to meet any such schedule could result in additional costs, penalties or liquidated damages being assessed against us, and these could exceed projected profit margins on the contract. Performance problems on existing and future contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within the industry and among our customers.
Timing of the award and performance of new contracts could have an adverse effect on our operating results and cash flow.
      At any point in time, a substantial portion of our revenues may be derived from a limited number of large construction contracts. It is generally very difficult to predict whether and when new contracts will be offered for tender, as these contracts frequently involve a lengthy and complex design and bidding process, which is affected by a number of factors, such as market conditions, financing arrangements and governmental approvals. Because of these factors, our results of operations and cash flows may fluctuate from quarter to quarter and year to year, and the fluctuation may be substantial.
      The uncertainty of the timing of contract awards may also present difficulties in matching the size of work crews with contract needs. In some cases, we may maintain and bear the cost of a ready work crew that is larger than currently required, in anticipation of future employee needs for existing contracts or expected future contracts. If a contract is delayed or an expected contract award is not received, we would incur costs that could have a material adverse effect on our anticipated profit.
      In addition, the timing of the revenues, earnings and cash flows from our contracts can be delayed by a number of factors, including adverse weather conditions such as prolonged or intense periods of rain, storms or flooding, delays in receiving material and equipment from suppliers and changes in the scope of work to be performed. Such delays, if they occur, could have an adverse effect on our operating results for a particular period.
Our dependence on a limited number of customers could adversely affect our business and results of operations.
      Due to the size and nature of our construction contracts, one or a few customers have in the past and may in the future represent a substantial portion of our consolidated revenues and gross profits in any one year or over a period of several consecutive years. For example, in fiscal 2004, approximately 58% of our revenues was generated from three customers. Similarly, our contract backlog frequently reflects multiple contracts for individual customers; therefore, one customer may comprise a significant percentage of contract backlog at a certain point in time. An example of this is TXDOT, with which we had 20 contracts representing an aggregate of approximately 70% of our contract backlog at September 30, 2005. The loss of business from any one of such customers could have a material adverse effect on our business or results of operations. Because we do not maintain any reserves for payment defaults, a default or delay in payment on a significant scale could materially adversely affect our business, results of operations and financial condition.
We may incur higher costs to acquire and maintain equipment necessary for our operations, and the market value of our equipment may decline.
      We have traditionally owned most of the construction equipment used to build our projects, and we do not bid on contracts for which we do not have, or cannot quickly procure (whether through acquisition or lease), the necessary equipment. To the extent that we are unable to buy construction equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of building contracts. In addition, our equipment requires continuous maintenance for which we maintain our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain third-party repair services, which could increase our costs.
      The market value of our equipment may unexpectedly decline at a faster rate than anticipated. Such a decline would reduce the borrowing base under our construction business credit facility, thereby reducing the amount of credit available to us and impeding our ability to expand our business consistent with historical levels.
Unanticipated adverse weather conditions may cause delays, which could slow completion of our contracts and negatively affect our revenues and cash flow.
      Because all of our construction projects are built outdoors, work on our contracts is subject to unpredictable weather conditions. For example, evacuations due to Hurricane Rita resulted in our inability to perform work on all Houston-area contracts for several days. Lengthy periods of wet weather will generally interrupt construction, and this can lead to under-utilization of crews and equipment, resulting in less efficient rates of overhead recovery. While revenues can be recovered following a period of bad weather, it is generally impossible to recover the efficiencies, and hence, we may suffer reductions in the expected profit on contracts.
An inability to obtain bonding could limit the number of contracts that we are able to pursue.
      As is customary in the construction business, we are required to provide surety bonds to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our contract backlog and their underwriting standards, which may change from time to time. For instance, we recently outgrew the bonding limits of our prior surety bonding company and arranged a new source of bonding. Events that affect the insurance and bonding markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. Our inability to obtain adequate bonding, and, as a result, to bid on new contracts, could have a material adverse effect on our future revenues and business prospects.
Our operations are subject to hazards that may cause personal injury or property damage, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.
      Our workers are subject to the usual hazards associated with providing services on construction sites. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We self-insure our workers’ compensation claims, subject to stop-loss insurance coverage. We also maintain insurance coverage in amounts and against the risks that we believe are consistent with industry practice, but this insurance may not be adequate to cover all losses or liabilities that we may incur in our operations.
      Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might also be required to use working capital to satisfy these claims rather than to maintain or expand our operations. To the extent that we experience a material increase in the frequency or severity of accidents or workers’ compensation claims, or unfavorable developments on existing claims, our operating results and financial condition could be materially and adversely affected.
Environmental and other regulatory matters could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse effect on our results of operations and financial condition.
      Our operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air and water. We could be held liable for such contamination created not only from our own activities but also from the historical activities of others on our project sites or on properties that we acquire. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Violations of such laws and regulations could subject us to substantial fines and penalties, cleanup costs, third-party property damage or personal injury claims. In addition, these laws and regulations have become, and are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could require us to make substantial expenditures for, among other things, pollution control systems and other equipment that we do not currently possess, or the acquisition or modification of permits applicable to our activities.
Our acquisition strategy involves a number of risks.
      In addition to organic growth of our construction business, we intend to pursue growth through the acquisition of companies or assets that may enable us to expand our project skill-sets and capabilities, enlarge our geographic markets, add experienced management and increase critical mass to enable us to bid on larger contracts. However, we may be unable to implement this growth strategy if we cannot reach agreement on potential acquisitions on acceptable terms or for other reasons. Moreover, our acquisition strategy involves certain risks, including:

•	difficulties in the integration of operations and systems;

•	the key personnel and customers of the acquired company may terminate their relationships with the acquired company;

•	we may experience additional financial and accounting challenges and complexities in areas such as tax planning and financial reporting;

•	we may assume or be held liable for risks and liabilities (including for environmental-related costs) as a result of our acquisitions, some of which we may not discover during our due diligence;

•	our ongoing business may be disrupted or receive insufficient management attention; and

•	we may not be able to realize the cost savings or other financial benefits we anticipated.
      Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on terms acceptable to us. Moreover, to the extent that any acquisition results in additional goodwill, it will reduce our tangible net worth, which might have an adverse effect on our credit and bonding capacity.
We may be unable to sustain our historical revenue growth rate.
      Our revenue has grown rapidly in recent years. Our revenue increased by 66% from $95.2 million in the first nine months of 2004 to $157.8 million in the first nine months of 2005. However, we may be unable to sustain our recent revenue growth rate for a variety of reasons, including limits on additional growth in our current markets, less success in competitive bidding for contracts, limitations on access to necessary working capital and investment capital to sustain growth, limitations on access to bonding to support increased contracts and operations, the inability to hire and retain essential personnel and to acquire equipment to support growth, and the inability to identify acquisition candidates and successfully integrate them into our business. A decline in our revenue growth could have a material adverse effect on our financial condition and results of operations, if we are unable to reduce the growth of our operating expenses at the same rate.
Terrorist attacks have impacted, and could continue to negatively impact, the U.S. economy and the markets in which we operate.
      Terrorist attacks, like those that occurred on September 11, 2001, have contributed to economic instability in the United States, and further acts of terrorism, violence or war could affect the markets in which we operate, our business and our expectations. Armed hostilities may increase, or terrorist attacks, or responses from the United States, may lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability in the United States. These attacks or armed conflicts may affect our operations or those of our customers or suppliers and could impact our revenues, our production capability and our ability to complete contracts in a timely manner.
Our discontinued operations subject us to continuing liabilities and other risks.
      We will remain subject to the liabilities of Steel City Products’ distribution business until it is sold. Because we have reclassified the business as being held for sale, customers may become concerned about the continued viability of the business and may purchase their products elsewhere, and suppliers may become concerned about the continued viability of the business and limit shipments to us, thereby decreasing the revenues and income earned by the business. For similar reasons, we may have difficulty attracting and retaining qualified personnel, the business’s reputation may be harmed, and future earnings may be negatively impacted. We may also have difficulty finding a purchaser for the business, and we will incur costs in connection with the disposition of the business and could continue to remain responsible for certain liabilities after a sale. As a result, we may record a loss from discontinued operations, and we may also incur a loss upon the sale of the business. In addition, we may have contractual or other further liabilities with respect to the discontinued operations after a sale of the distribution business is completed.
Risks Related to Our Financial Results and Financing Plans
Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.
      To prepare financial statements in conformity with GAAP, management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Areas requiring significant estimates by our management include contract costs and profits and application of percentage-of-completion accounting and revenue recognition of contract change order claims; provisions for uncollectible receivables and customer claims and recoveries of costs from subcontractors, suppliers and others; valuation of assets acquired and liabilities assumed in connection with business combinations;

accruals for estimated liabilities, including litigation and insurance reserves; and the value of our deferred tax assets. Our actual results could differ from those estimates.
      In particular, as is more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies,” we recognize contract revenue using the percentage-of-completion method. Under this method, estimated contract revenue is recognized by applying the percentage of completion of the contract for the period to the total estimated cost for the contract. Estimated contract losses are recognized in full when determined. Contract revenue and total cost estimates are reviewed and revised on a continuous basis as the work progresses and as change orders are initiated or approved, and adjustments based upon the percentage of completion are reflected in contract revenue in the accounting period when these estimates are revised. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract profit, we recognize a credit or a charge against current earnings, which could be material.
We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.
      We have historically relied upon financing from management to support a portion of our growth, but we do not expect to utilize such source for financing in the future. In addition, our growth has been funded in part by our utilization of net operating loss carry-forwards, or NOLs, to reduce the amounts that we have paid for income taxes, and we expect our NOLs to be fully utilized in 2007. To the extent that cash flow from operations is insufficient to make future investments, make acquisitions or provide needed additional working capital, we may require additional financing from other sources of funds.
      Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results; such factors may affect our efforts to arrange additional financing on terms satisfactory to us. We have pledged substantially all of our fixed assets as collateral in connection with our credit facilities, and our bonding capacity is dependent on maintaining an acceptable level of unencumbered working capital. As a result, we may have difficulty in obtaining additional financing in the future if such financing requires us to pledge our assets as collateral. In addition, under our credit facilities, we must obtain the consent of our lenders to incur any amount of additional debt from other sources (subject to certain exceptions). If future financing is obtained by the issuance of additional shares of common stock, our stockholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges.
We are subject to financial and other covenants under our credit facilities that could limit our flexibility in managing our business.
      Our construction business and our discontinued operations each has a revolving credit facility that restricts the respective borrowers from engaging in certain activities, including restrictions on the ability (subject to certain exceptions) to:

•	make distributions and dividends;

•	incur liens or encumbrances;

•	incur indebtedness;

•	guarantee obligations;

•	dispose of a material portion of assets or otherwise engage in a merger with a third party;

•	pledge accounts receivable, in the case of the Steel City Products revolving credit facility; and

•	incur negative income for two consecutive quarters, in the case of the construction business revolving credit facility.

      Our credit facilities contain financial covenants that require us to maintain, in the case of the construction business revolving credit facility, a specified debt ratio and cash flow coverage ratio, and in the case of the Steel City Products revolving credit facility, a specified fixed charge coverage ratio. Our ability to borrow funds for any purpose will depend on our satisfying these tests. If we are unable to meet the terms of the financial covenants or fail to comply with any of the other restrictions contained in our credit facility agreements, an event of default could occur. An event of default, if not waived by our lenders, could result in the acceleration of any outstanding indebtedness, causing such debt to become immediately due and payable. If such an acceleration occurs, we may not be able to repay such indebtedness on a timely basis. Because our construction business credit facility is secured by substantially all of the construction business fixed assets and the Steel City Products revolving credit facility is secured by substantially all of the Steel City Products assets, acceleration of this debt could result in foreclosure of those assets. In addition, our Steel City Products revolving credit facility includes a subjective acceleration clause. In the event of a foreclosure, we would be unable to conduct our business and may be forced to discontinue operations.
We may not be able to utilize all of our NOLs if we experience an ownership change, and, even absent an ownership change, we expect that our NOLs will be fully utilized in 2007.
      As of September 30, 2005, we had NOLs of approximately $38.9 million. These NOLs will expire in the years 2005 through 2020, although the amount available in any year to offset our net taxable income will be reduced if we experience an “ownership change” as defined in the Internal Revenue Code of 1986, as amended, or the Code. The tax laws pertaining to NOLs may be changed from time to time such that the NOLs may not be available to shield our future income from federal taxation. In addition, our attempts to minimize the likelihood that an ownership change will occur may not be successful. Finally, we expect that most of our federally-taxable income will be offset by NOLs through 2007, which is when we expect to have used up all of our NOLs. After the NOLs become unavailable to us or are fully utilized, our future income will not be shielded from federal income taxation, thereby reducing funds otherwise available for general corporate purposes.
Changes to the current tax laws could result in the imposition of entity level taxation on our construction operating subsidiary, which would result in a reduction in our anticipated cash flow.
      Our construction operating subsidiary is organized as a partnership, which generally is not subject to entity level federal income or state franchise tax in the jurisdiction in which it is organized and operates. Current laws may change, subjecting our construction operating subsidiary to entity level taxation. For example, because of state budget deficits, the Texas legislature has been considering and evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise or other forms of taxation. If Texas were to impose an entity-level tax upon our construction operating subsidiary, there would be a reduction in our net income and after-tax cash flow.
We will be exposed to risks relating to the evaluations of internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002.
      We are currently in the process of evaluating our internal control systems to allow management to report on, and our independent auditors to attest as to the effectiveness of, our internal controls over financial reporting. We will be performing the systems and process evaluations and testing (and making any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. These systems are designed to produce accurate financial reports and to prevent fraudulent financial activity. We expect to be required to comply with Section 404 beginning with our Annual Report on Form 10-K for the year ending December 31, 2006. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable Securities and Exchange Commission, or SEC, and Public Company Accounting Oversight Board rules and regulations, which may remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant control weakness, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities such as the SEC or Nasdaq. In addition, if any material weakness or deficiency is identified or is not remedied, investors may lose confidence in the accuracy of our reported financial information, and our stock price could be significantly adversely affected as a result.
Risks Related to Our Common Stock and This Offering
Market prices of our equity securities have changed significantly and could change further.
      The market price of our common stock has substantially increased since June 2005, at a rate exceeding our growth in earnings generally. The price may decline from its current levels in response to various factors and events beyond our control, including the following:

•	a shortfall in operating revenue or net income from that expected by securities analysts and investors;

•	changes in securities analysts’ estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

•	general conditions in our industry;

•	announcements of significant contracts by us or our competitors;

•	the passage of legislation or other regulatory developments that affect us adversely;

•	general conditions in the securities markets;

•	the limited trading volume of our common stock;

•	investor expectations resulting from the filing of the registration statement, of which this prospectus is a part;

•	our issuance of a significant number of shares of our common stock upon exercise of employee stock options or warrants; and

•	the other risk factors described herein.
Limited trading volume of our common stock may contribute to its price volatility.
      The average daily trading volume during 2005 for our common stock as reported by AMEX was approximately 83,000 shares, and for the quarter ended December 31, 2005, the average daily trading volume was approximately 89,000 shares. Even if we achieve a wider dissemination by means of the shares offered pursuant to this prospectus, or as a result of our move to Nasdaq, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.
Fluctuations in our quarterly revenues, operating results and contract backlog may lead to reduced prices for our common stock.
      Because our operating results are primarily generated from a limited number of significant construction contracts, operating results in any given fiscal quarter can vary depending on the timing of progress achieved and changes in the estimated profitability of the contracts being reported. Progress on contracts may also be delayed by unanticipated adverse weather conditions. Such delays, if they occur, may result in fluctuating quarterly operating results, which may in turn lead to reduced prices for our common stock.
We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the market price of our common stock appreciates above the price that you pay for it.
      We currently do not plan to declare dividends on shares of our common stock for the foreseeable future. Furthermore, the payment of dividends by us is restricted by our credit facilities. See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit.
Future sales of our common stock in the public market could lower our stock price.
      Our principal stockholders, directors and executive officers will beneficially own approximately 2.7 million shares of our common stock after completion of this offering. These stockholders will be free to sell those shares, subject to the limitations of Rule 144 or Rule 144(k) under the Securities Act of 1933, as amended, or the Securities Act (which are discussed under “Shares Eligible for Future Sale”), and, subject to certain exceptions, the 120-day lock-up agreements that certain of these stockholders have entered into with the underwriters. In addition, the holders of warrants to purchase 527,339 shares of our common stock (143,730 of which are not subject to lock-up agreements) have registration rights that allow them to participate in any public offering of our shares (with certain exceptions). Registration of these restricted shares of common stock would permit their sale into the public market immediately. We cannot predict when these stockholders may sell their shares or in what volumes. However, the market price of our common stock could decline significantly if these stockholders sell a large number of shares into the public market after this offering or if the market believes that these sales may occur.
      We may also issue our common stock from time to time as consideration for future acquisitions and investments. In the event that any such acquisition or investment is significant, the number of shares of our common stock that we may issue could in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisition and investment.
Delaware law, our charter documents and our rights agreement may impede or discourage a takeover or change of control.
      Our rights agreement, certain provisions of our restated and amended certificate of incorporation, as amended, our bylaws and the provisions of Delaware law described below under “Description of Capital Stock,” individually or collectively, may impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which could affect the market price of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus includes certain statements that are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “will,” “future” and similar terms and phrases to identify forward-looking statements in this prospectus.
      Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows.
      Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	changes in general economic conditions or reductions in government funding for infrastructure services;

•	adverse economic conditions in our markets in Texas;

•	delays or difficulties related to the completion of our contracts, including additional costs, reductions in revenues or the payment of completion penalties or liquidated damages;

•	actions of suppliers, subcontractors, customers, competitors and others which are beyond our control;

•	the estimates inherent in our percentage-of-completion accounting policies;

•	possible cost escalations associated with our fixed-price contracts;

•	our dependence on a few significant customers;

•	adverse weather conditions;

•	the presence of competitors with greater financial resources and the impact of competitive services and pricing;

•	our ability to successfully identify, complete and integrate acquisitions; and

•	the other factors discussed in more detail under “Risk Factors.”
      Potential investors are urged to consider these factors carefully in evaluating any forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements that we make in this prospectus are reasonable, we can provide no assurance that such plans, intentions or expectations will be achieved.
      The forward-looking statements included herein are made only as of the date of this prospectus, and we undertake no obligation to update any information contained in this prospectus or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this prospectus, except as may be required by applicable securities laws.

USE OF PROCEEDS
      Our net proceeds from the sale of 1,700,000 shares of our common stock in this offering will be approximately $22.9 million ($27.2 million if the underwriters’ option to purchase additional shares is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. Net proceeds does not reflect cash of approximately $484,000 anticipated to be received by us from the exercise of stock options and warrants underlying shares offered by the selling stockholders.
      We intend to use the net proceeds from this offering for:

•	capital expenditures to acquire property, plant and equipment to more efficiently complete a number of projects in our contract backlog as well as position us to capitalize on future project opportunities;

•	repayments of certain related party promissory notes as described in “Certain Transactions — Contemplated Transactions”; and

•	other general corporate purposes, including working capital to increase our bonding capacity, to finance ongoing business operations and to fund future growth of our construction business and additions to our construction services capabilities.

MARKET PRICE OF COMMON STOCK
      Our common stock traded on AMEX under the symbol “STV” through January 19, 2006 and will begin trading on Nasdaq under the symbol “STRL” on January 20, 2006. The quarterly market high and low sales prices for our common stock for 2003, 2004 and 2005 are summarized below:

	High	Low

Year Ended December 31, 2003
First Quarter	$1.95	$1.16
Second Quarter	$2.80	$1.55
Third Quarter	$4.45	$2.20
Fourth Quarter	$5.35	$2.75
Year Ended December 31, 2004
First Quarter	$8.94	$3.60
Second Quarter	$4.60	$2.99
Third Quarter	$6.33	$3.02
Fourth Quarter	$6.40	$4.32
Year Ended December 31, 2005
First Quarter	$7.97	$5.16
Second Quarter	$9.00	$6.70
Third Quarter	$28.35	$7.25
Fourth Quarter	$26.30	$16.71
Year Ended December 31, 2006
First Quarter (through January 19, 2006)	$17.24	$15.05
      On January 19, 2006, the closing sale price of our common stock as reported on the AMEX was $15.65 per share. At January 19, 2006, there were approximately 9,700 holders of record of our common stock.
DIVIDEND POLICY
      We have never paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings in our business, and we do not anticipate paying any cash dividends. Whether or not we declare any dividends will be at the discretion of our board of directors, considering then-existing conditions, including our financial condition and results of operations, capital requirements, bonding prospects, contractual restrictions (including those under our revolving credit agreements), business prospects and other factors that our board of directors considers relevant.

CAPITALIZATION
      The following table sets forth our cash, cash equivalents and capitalization as of September 30, 2005:

•	on an actual basis; and

•	on an as adjusted basis, reflecting the completion of the anticipated repayment of certain related party promissory notes described in “Certain Transactions — Contemplated Transactions” and the application of the net proceeds from this offering, after deducting $1.8 million for the underwriting discounts and commissions payable by us and estimated offering expenses of approximately $767,000, as set forth under “Use of Proceeds.”
      You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. Cash and cash equivalents do not reflect cash of approximately $484,000 anticipated to be received by us from the exercise of stock options and warrants underlying shares offered by the selling stockholders.

	At September 30, 2005

	Actual	As adjusted

	(Amounts in thousands,
	except share data)
Cash and cash equivalents	$20,138	$34,637

Debt:
Current maturities of long-term debt(1)(4)	$2,235	$651
Steel City Products revolving credit facility(2)	4,302	4,302
Long-term debt:
Construction business revolving credit facility(3)	15,742	15,742
Related party notes(1)(4)	6,865	—
Mortgages	809	809
Other indebtedness	58	58

Total debt	$30,011	$21,562

Stockholders’ equity:
Common stock, $0.01 par value, 14,000,000 shares authorized; 8,147,483 shares issued and outstanding, actual; 10,169,241 shares issued and outstanding, as adjusted(5)	$81	$98
Preferred stock, $0.01 par value, 1,000,000 shares authorized; no shares issued and outstanding	—	—
Accumulated deficit	(39,385)	(39,385)
Additional paid-in capital	82,506	105,437

Total stockholders’ equity	$43,202	$66,150

Total capitalization	$53,075	$53,075

(1)	Current maturities of long-term debt include $528,000 of principal on related party notes, which was due and paid in December 2005.

(2)	Steel City Products’ revolving credit facility provides for revolving loans up to a maximum of $5.0 million with a maturity date of May 31, 2007. The interest rate at September 30, 2005 was 6.75%. Steel City Products has been classified as discontinued operations in our financial statements.

(3)	The construction business revolving credit facility provides for revolving loans up to a maximum of $17.0 million with a maturity date of May 1, 2007. The interest rate at September 30, 2005 was 6.75%.

(4)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Other Debt” and “Certain Transactions” for a discussion of the existing related party notes and the planned prepayment with cash in connection with this offering.

(5)	As of September 30, 2005, we had 8,147,483 shares of common stock outstanding; 1,252,873 shares of common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price per share of $2.558; 75,880 shares of common stock reserved for future awards under our stock option plans; and 527,339 shares of common stock reserved for issuance upon the exercise of outstanding warrants at an exercise price per share of $1.50.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA
      The following tables set forth our summary historical consolidated financial and operating data for the periods indicated. The summary consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004, and the summary consolidated balance sheet data as of December 31, 2003 and 2004, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated statement of operations data for 2000 and 2001, and balance sheet data as of February 28, 2001 and December 31, 2001 and 2002, have been derived from our audited consolidated financial statements, which are not included in this prospectus. The summary consolidated financial data as of and for the nine months ended September 30, 2004 and 2005, are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The summary historical financial and operating data as of and for the nine months ended September 30, 2005, are not necessarily indicative of the results that may be obtained for a full year. Contract backlog is not a measure defined in GAAP and has not been derived from our consolidated financial statements.
      In August 2005, our board of directors authorized management to sell the Steel City Products distribution business. Accordingly, we have reclassified our financial statements for all periods presented to reflect the business as discontinued operations.
      The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended	Year Ended December 31,				September 30,
	February 28,
	2001(1)	2001(1)(2)	2002	2003	2004	2004	2005

						(Unaudited)
	(Amounts in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$—	$48,654	$111,747	$149,006	$132,478	$95,161	$157,805
Cost of revenues	—	44,694	98,935	131,181	119,217	83,970	141,541

Gross profit	—	3,960	12,812	17,825	13,261	11,191	16,264
General and administrative expenses, net	1,283	2,741	6,862	7,400	7,696	5,844	6,771

Operating (loss) income	(1,283)	1,219	5,950	10,425	5,565	5,347	9,493
Interest expense, net of interest income	1,675	1,919	2,427	1,842	1,456	1,053	1,198

(Loss) income from continuing operations before loss from equity investments, minority interest and income taxes	(2,958)	(700)	3,523	8,583	4,109	4,294	8,295
Loss from equity investments	(4,557)	(1,217)	—	—	—	—	—
Minority interest(3)	—	647	873	1,627	962	862	—

(Loss) income from continuing operations before income taxes	(7,515)	(2,564)	2,650	6,956	3,147	3,432	8,295
Income tax (benefit) expense	(160)	—	(174)	1,752	(2,134)	1,167	2,820

Net (loss) income from continuing operations	(7,355)	(2,564)	2,824	5,204	5,281	2,265	5,475
Net income (loss) from discontinued operations	683	(62)	528	215	372	342	532

Net (loss) income	$(6,672)	$(2,626)	$3,352	$5,419	$5,653	$2,607	$6,007

						Nine Months Ended
	Year Ended	Year Ended December 31,				September 30,
	February 28,
	2001(1)	2001(1)(2)	2002	2003	2004	2004	2005

						(Unaudited)
	(Amounts in thousands, except share and per share data)
Basic (loss) income per share:
Continuing operations	$(1.49)	$(0.51)	$0.56	$1.02	$0.99	$0.43	$0.72
Discontinued operations	0.14	(0.01)	0.10	0.04	0.07	0.06	0.07

	$(1.35)	$(0.52)	$0.66	$1.06	$1.06	$0.49	$0.79

Diluted (loss) income per share:
Continuing operations	$(1.49)	$(0.51)	$0.46	$0.80	$0.75	$0.32	$0.58
Discontinued operations	0.14	(0.01)	0.09	0.03	0.05	0.05	0.06

	$(1.35)	$(0.52)	$0.55	$0.83	$0.80	$0.37	$0.64

Weighted average number of shares outstanding used in computing per share amounts:
Basic	4,943,018	5,055,516	5,061,598	5,089,849	5,342,847	5,274,730	7,638,261
Diluted	4,943,018	5,055,516	6,101,515	6,488,376	7,027,682	7,158,697	9,467,306
Balance sheet data (end of period):
Cash and cash equivalents	$3	$2,620	$2,111	$2,651	$3,449	$2,851	$20,138
Working capital	(17,918)	6,102	9,556	6,834	16,052	18,167	22,599
Total assets	16,507	59,141	72,757	75,578	89,544	84,902	122,789
Total debt	18,329	28,944	32,784	20,058	29,379	24,347	30,011
Stockholders’ equity	(9,938)	6,135	10,825	16,636	35,208	19,900	43,202
Other operating data:
Depreciation and amortization	$—	$1,706	$3,755	$4,690	$4,545	$3,487	$3,826
Capital expenditures	—	1,204	4,245	4,340	3,555	2,527	9,948
Contract backlog at end of period (unaudited)(4)	110,000	103,000	138,000	141,000	232,000	227,000	288,000

(1)	In November 2001, our board of directors voted to change our fiscal year-end from the last day of February to December 31. Accordingly, results for fiscal 2001 are for the ten-month period from March 1 through December 31, 2001.

(2)	In July 2001, we increased our percentage equity ownership in Texas Sterling Construction, L.P., or TSC, from 12% to 80.1%. The original investments were recorded using the cost method. The acquisition in July 2001 resulted in step-acquisition treatment of the original investments.

(3)	Minority interest represents the 19.9% of TSC not owned by us until December 2004. See Note 16 of the Notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2004, included in this prospectus.

(4)	Contract backlog is our estimate of the billings that we expect to make in future periods on our construction contracts. We add the revenue value of new contracts to our contract backlog, typically when we are the low bidder on a public sector contract and management determines that there are no apparent impediments to award of the contract. As construction on our contracts progresses, we increase or decrease contract backlog to take account of changes in estimated quantities under fixed unit price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenues and costs, including completion penalties and bonuses. We subtract from contract backlog the amounts we bill on contracts.

GUIDANCE
      On December 22, 2005, we announced the following updated guidance for 2005, and initial guidance for 2006:

	Year Ending	Year Ending
	December 31, 2005	December 31, 2006

	(In thousands)
		Range
Revenues from continuing operations	$210,000	$230,000 - $250,000
Income from continuing operations before income taxes	$10,500	$ 11,500 - $ 13,000
Net income from continuing operations	$6,800	$ 7,500 - $ 8,500
Notes:

•	Guidance for 2006 does not reflect any effects from this offering. Weighted average shares outstanding are approximately 9.9 million for 2005, and are expected to be about 10.0 million for 2006, excluding any shares that may be issued in the offering.

•	Pending verification by the respective customers, updated guidance for 2005 does not include certain potential fourth quarter performance incentives of up to $1.5 million, before taxes, that may be earned on the early completion of certain projects.

•	The above figures include results from continuing operations of the construction business, and do not include results of discontinued operations of the distribution business operated by Steel City Products.

•	Net income from continuing operations for both guidance periods reflects a full tax charge. We have available NOLs that should shelter from taxes most income for 2005 and 2006.

•	Guidance figures for 2005 were previously updated on November 7, 2005, and included forecast Earnings before Income Taxes, Depreciation and Amortization, or EBITDA; we have decided to discontinue use of the non-GAAP EBITDA measure.
      Our current practice is to issue guidance about our expected results of continuing operations on an annual basis, and to update it, as appropriate, on a quarterly basis. Because of the seasonal variations in our business and its susceptibility to adverse weather conditions and other factors, it is not our practice to issue guidance as to quarterly results of operations.
      As of December 31, 2005, we estimate that our contract backlog was approximately $300 million, reflecting new contracts of approximately $80 million added during our fourth quarter and our preliminary estimate of billings that will be recorded for that quarter.
      The following discussion outlines certain factors applicable to the issuance of guidance by us. Such guidance is forward-looking information that is subject to risks and uncertainties as described in this prospectus.
      The preparation of budgets for a civil construction business such as ours is inherently inaccurate due to the large number of variables, especially the need to win contracts in a competitive bidding process, and the effects that unusually good or bad weather can have on our project performance.
      Guidance is based on our budgets and reforecasts as appropriate. Because our budget process reflects equipment and work crew requirements, production goals and incentive compensation benchmarks, and is subject to many assumptions, risks and uncertainties, when we publish guidance as to expected results of operations, we evaluate the likelihood of achieving those budgets.

      Our determination of budgeted revenues and operating profits reflects the following factors, inter alia:

•	The level and potential profitability of uncompleted contracts in backlog;

•	The size of our equipment fleet, its suitability for the contracts in backlog and expected to be added, and the capital expenditures that may be required, or equipment rental costs if such equipment is not required on a permanent basis;

•	Forecast depreciation, which is based on our existing fleet and expected additions and disposals;

•	Our existing work crews, their suitability for the contracts in backlog and expected to be added, and our ability to add further crews if necessary;

•	The bidding climate, which affects our ability to replace contracts built and also affects the gross margins that may be achieved on new contract wins;

•	The levels of activity in the various geographic markets in which we operate, and the opportunities available to enter new markets;

•	Our competitors and their expected impacts on our markets;

•	Our expectations about efficiency, which means the extent to which we can best match our equipment and work crews to the mix of contracts in backlog at any time;

•	Our expectations about the weather. We assume that we will suffer rain interruptions based on historical averages, and this is inherently inaccurate;

•	The expected availability and cost of bonding, which depends on levels of working capital and stockholders’ equity, among other factors;

•	Our expectations about changes in the availability and prices of materials, sub-contract services, fuel, and other third party expense items;

•	Expectations about changes in the number and compensation of our construction crews;

•	Expected additions to, and costs of, our supervisory and project management staff;

•	Expected changes in overhead expense levels to support the level of our business;

•	Employee incentive compensation, which is generally budgeted at the level expected to be paid if the budget is achieved;

•	Our expected insurance costs, which are significant and can fluctuate materially;

•	Other anticipated changes in our expense structure; and

•	Our expectations as to the likelihood of incurring or achieving any contract performance penalties or bonuses that depend on the timeliness of project completion.
      The budgeting of corporate expenses reflects personnel requirements, expected legal and accounting needs (especially changes in the regulatory environment), public company costs, expenses relating to forecast stock option grants, and other expected changes in the overhead structure or costs thereof.
      Interest costs are budgeted based on existing and anticipated levels of cash and debt, and the expected costs of borrowing to finance our equipment fleet and working capital needs. Taxation is budgeted based on prevailing and expected federal and state tax rates, and the expected impact of our NOLs.
      Unless otherwise indicated, our guidance does not reflect any possible business acquisitions.

MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion together with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus.
Overview
      We are a leading heavy civil construction company that specializes in the building and reconstruction of transportation and water infrastructure in large and growing markets in Texas. Our transportation infrastructure projects include highways, roads, bridges and light rail, and our water infrastructure projects include water, wastewater and storm drainage systems. We provide general contracting services primarily to public sector clients utilizing our own employees and equipment for activities including excavating, paving, pipe installation and concrete placement. We purchase the necessary materials for our contracts and generally engage subcontractors only for ancillary services.
      Since the founding of our construction business in 1955, we have expanded our service profile and market areas. We currently operate in several major Texas markets, including Houston, San Antonio, Dallas/ Fort Worth and Austin, and believe that we have the capability to expand into other Gulf Coast and Southwestern markets. We also have broadened our range of services, from our original focus on water and wastewater projects, to include concrete and asphalt paving, concrete slip forming, installation of large-diameter water and wastewater distribution systems, construction of bridges and similar large structures, light rail infrastructure, concrete crushing and concrete batch plant operations.
      We derive the majority of our revenue from performing under fixed unit price contracts. Under fixed unit price contracts, we generally are committed to provide all of the resources required to complete a contract at a fixed price per unit. Cost of contract revenues earned includes labor, equipment, materials, subcontractors and indirect costs such as insurance, shop costs, fuel and safety costs.
      Recognizing the strong growth of our construction business, where management’s efforts and our resources are likely to be best employed in the future, and following expressions of interest from potential buyers of our distribution business, in August 2005 our board of directors authorized management to sell that business, which is operated by Steel City Products. Accordingly, we have reclassified our financial statements for all periods presented to reflect the business as discontinued operations. Unless otherwise noted, the discussion in this prospectus pertains only to our construction business.
Critical Accounting Policies
      Our significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2004, included in this prospectus.

Use of Estimates
      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our business involves making significant estimates and assumptions in the normal course of business relating to our contracts due to, among other things, the one-of-a-kind nature of most of our contracts, the long-term duration of our contract cycle and the type of contract utilized. Therefore, management believes that “Revenue Recognition” is the most important and critical accounting policy. The most significant estimates with regard to these financial statements relate to the estimating of total forecasted construction contract revenues, costs and profits in accordance with accounting for long-term contracts. Actual results could differ from these estimates and such differences could be material.
      Our estimates of contract revenue and cost are highly detailed. We believe, based on our experience, that our current systems of management and accounting controls allow management to produce reliable estimates of total contract revenue and cost during any accounting period. However, many factors can and do change during a contract performance period, which can result in a change to contract profitability from one financial reporting period to another. Some of the factors that can change the estimate of total contract revenue and cost include differing site conditions (to the extent that contract remedies are unavailable), the performance of major material suppliers to deliver on time, the performance of major subcontractors, unusual weather conditions and the accuracy of the original bid estimate. Because we have a number of contracts in process at any given time, these changes in estimates can sometimes offset each other without affecting overall profitability. However, significant changes in cost estimates on larger, more complex projects can have a material impact on our financial statements and are reflected in our results of operations when they become known.
      When recording revenue from change orders on contracts that have been approved as to scope but not price, we include in revenue an amount equal to the amount that we currently expect to recover from customers in relation to costs incurred by us for changes in contract specifications or designs, or other unanticipated additional costs. Revenues relating to change order claims are recognized only if it is probable that the revenues will be realized. When determining the likelihood of eventual recovery, we consider such factors as evaluation of entitlement, settlements reached to date and our experience with the customer. When new facts become known, an adjustment to the estimated recovery is made and reflected in the current period results.

Revenue Recognition
      The majority of our contracts with our customers are “fixed unit price.” Under such contracts, we are committed to provide materials or services required by a contract at fixed unit prices (for example, dollars per cubic yard of concrete poured or per cubic yard of earth excavated). To minimize increases in the material prices and subcontracting costs used in tendering bids, we obtain firm quotations from our suppliers and subcontractors. As a result, we have rarely been exposed to material price or availability risk on contracts in our contract backlog. Such quotations do not include any quantity guarantees, and we therefore have no obligation for materials or subcontract services beyond those required to complete the respective contracts that we are awarded for which quotations have been provided. Most of our state and municipal contracts provide for termination of the contract for the convenience of the party contracting with us, with provisions to pay us only for work performed through the date of termination.
      We use the percentage of completion accounting method for construction contracts in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Revenue and earnings on construction contracts are recognized on the percentage of completion method in the ratio of costs incurred to estimated final costs. Revenue is recognized as costs are incurred in an amount equal to cost plus the related profit. Contract cost consists of direct costs on contracts, including labor and materials, amounts payable to subcontractors and equipment expense (primarily depreciation, fuel, maintenance and repairs). Depreciation is computed using the straight-line method for construction equipment. Contract cost is recorded as incurred, and revisions in contract revenue and cost estimates are reflected in the accounting period when known.
      The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of our estimates of the cost to finish uncompleted contracts. Our cost estimates for all of our significant contracts use a highly detailed “bottom up” approach, and we believe our experience allows us to produce reliable estimates. However, our contracts can be highly complex, and in almost every case, the profit margin estimates for a contract will either increase or decrease to some extent from the amount that was originally estimated at the time of bid. Because we have a number of contracts of varying levels of complexity and size in process at any given time, these changes in estimates can sometimes offset each other without materially impacting our overall profitability. However, large changes in revenue or cost estimates can have a more significant effect on profitability.
      There are a number of factors that can contribute to changes in estimates of contract cost and profitability. The most significant of these include the completeness and accuracy of the original bid, recognition of costs associated with added scope changes, extended overhead due to customer-related and weather delays, subcontractor performance issues, site conditions that differ from those assumed in the original bid (to the extent contract remedies are unavailable), the availability and skill level of workers in the geographic location of the contract and changes in the availability and proximity of materials. The foregoing factors, as well as the stage of completion of contracts in process and the mix of contracts at different margins, may cause fluctuations in gross profit between periods, and these fluctuations may be significant.

Valuation of Long-Term Assets
      Long-lived assets, which include property, equipment and acquired identifiable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment evaluations involve management estimates of useful asset lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management, and this could have a material effect on operating results and financial position. In addition, we had goodwill with a value of approximately $13 million at December 31, 2004, which must be reviewed for impairment at least annually in accordance with Statement of Financial Accounting Standards No. 142, or SFAS 142. The impairment testing required by SFAS 142 requires considerable judgment, and an impairment charge may be required in the future. We completed our annual impairment review for goodwill effective October 1, 2004, and it did not reveal impairment of goodwill. The annual impairment review for goodwill effective October 1, 2005 is currently in process, and we do not expect it to reveal an impairment of goodwill.

Deferred Taxes
      Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon projected future taxable income and the expected timing of the reversals of existing temporary differences. Because realization of deferred tax assets related to NOLs is not assured, our valuation allowance at the respective time represents the amount of the deferred tax assets that we determine are more likely than not to expire unutilized. Reflecting management’s assessment of expected future operating profitability and NOLs expiring unutilized, in the second quarter of 2005 and fiscal 2004, 2003 and 2002, our valuation allowance was reduced by $0.8 million, $18.9 million, $4.9 million and $1.5 million, respectively.
Income Taxes
      As of December 31, 2004, we had NOLs of approximately $38.9 million, which will expire from time to time during the years 2005 through 2020 as discussed below. We expect that most of our federally-taxable income will be offset by NOLs through 2007, which is when we expect to have used all of our NOLs.
      An ownership change, which may occur if there is a transfer of ownership exceeding 50% of our outstanding shares of common stock in any three-year period, may lead to a limitation in the usability of, or a potential loss of some or all of, the NOLs. In order to reduce the likelihood of an ownership change occurring, our certificate of incorporation, as amended, prohibits transfers of our common stock resulting in, or increasing, individual holdings in excess of 4.5% of our common stock, unless such transfer is made by us or with the consent of our board of directors.

      Because the regulations governing NOLs are highly complex and may be changed from time to time, and because our attempts to prevent an ownership change from occurring may not be successful, the NOLs could be limited or lost. We believe that the NOLs are currently available in full, however, and intend to take all reasonable and appropriate steps to ensure that they will remain available. To the extent the NOLs become unavailable to us, our future taxable income and that of any consolidated affiliate will be subject to federal taxation, thus reducing funds otherwise available for corporate purposes.
Discontinued Operations
      In August 2005, our board of directors authorized management to sell our distribution business. In accordance with the provisions of SFAS 144, we determined that the distribution business became a long-lived asset held for sale and a discontinued operation in the third quarter of fiscal 2005. Consequently, we have reclassified the operating results of the distribution business from continuing operations in our statement of operations for all periods presented. We do not expect to incur a loss on the disposal of our distribution business.
Results of Operations
      The following compares our results of operations for the nine months ended September 30, 2005 and 2004, for the fiscal years 2004 and 2003 and for the fiscal years 2003 and 2002.
     Nine Months Ended September 30, 2005 Compared to the Nine Months Ended September 30, 2004

	2004	2005	% Change

	(Dollar amounts
	in thousands)
Revenues	$95,161	$157,805	65.8%
Gross profit	11,191	16,264	45.3%
Gross profit %	11.8%	10.3%	(12.7)%
General and administrative expenses	5,844	6,771	15.9%

Operating income	5,347	9,493	77.5%
Operating income %	5.6%	6.0%	7.1%
Interest expense, net	1,053	1,198	13.8%

Income from continuing operations, before minority interest	4,294	8,295	93.2%
Minority interest	862	—	(100.0)%
Income taxes	1,167	2,820	141.6%

Net income from continuing operations	2,265	5,475	141.7%
Net income from discontinued operations	342	532	55.6%

Net income	$2,607	$6,007	130.4%

Contract backlog, end of period	$227,000	$288,000	26.9%
      Revenues. Our revenues increased $62.6 million, or 66%, to $157.8 million in the first nine months of 2005, compared to $95.2 million in the first nine months of 2004. Revenues from state highway work increased $23.0 million, or 75%, and municipal revenues increased $39.6 million, or 61%, compared with the prior year. These increases were due to several factors, including:

•	a growing contract backlog, which enabled us to expand our equipment fleet and to hire more field crews, especially in the San Antonio market;

•	the continuing expansion of our construction capabilities, which allowed us to bid for and take on more complex work; and

•	certain water main contracts in process in the third quarter of the current year included large diameter pipe, facilitating greater revenues to be generated by our crews; and

•	better weather in the first half of 2005 provided for continuous work on construction contracts, compared with one of the wettest periods on record in the first half of 2004.
      Gross profit. Gross profit for the first nine months of 2005 increased $5.1 million, or 45%, to $16.3 million, compared with gross profit of $11.2 million in the first nine months of 2004. The improvement was due to the 66% revenue increase, offset by lower gross margins, which decreased to 10.3% of revenues from 11.8% in the prior year. Although we have seen a gradual improvement in gross margins in our contract backlog in 2005 compared with 2004, the second quarter of 2004 reported much higher gross margins than usual due to the successful completion of a number of contracts. Also, there were losses in the first half of 2005 on some smaller contracts in the Dallas/ Fort Worth market.
      Contract Backlog. At September 30, 2005, contract backlog was approximately $288 million, reflecting an increase of $56 million from the beginning of 2005. At September 30, 2004, contract backlog was approximately $227 million, reflecting an increase of $86 million from the beginning of 2004. In both periods, new contracts were added at a greater rate than contracts were completed. In July 2005, we were the low bidder on two TXDOT contracts with an aggregate value of $103 million, which contributed to the increase in contract backlog.
      General and administrative expenses, net of other income and expense. General and administrative, or G&A, expenses increased by $927,000, or 16%, for the first nine months of 2005, due principally to the hiring of additional personnel to support our enlarged contract backlog, increases in variable compensation accruals reflecting our improved profit levels, and increased accounting and legal fees.
      Operating income. Our operating income increased $4.1 million, or 78%, to $9.5 million in the first nine months of 2005 from $5.3 million in the same period of 2004. This increase is due primarily to our increased gross profit levels. Our operating margin increased to 6.0% for the first nine months of 2005 compared to 5.6% for the same period of 2004. This was also due to our increased gross profits and the efficiencies associated with scale in our operations.
      Interest expense, net of interest income. Interest expense, net of interest income, increased by $0.1 million in the first nine months of 2005 from the first nine months of the prior year, due primarily to the issuance of debt in December 2004 in connection with the purchase of the minority interest in TSC.
      Minority interest. In December 2004, we purchased the 19.9% of TSC that we did not previously own. Accordingly, there was no minority interest expense recorded in 2005.
      Income taxes. Federal income tax expense is computed at the expected rate of 34%. Income tax expense increased by $1.7 million for the first nine months of 2005 compared to the first nine months of 2004 due to the higher earnings level. Our payment of federal income taxes is largely sheltered by NOLs.
      Net income from continuing operations. Our net income from continuing operations increased by $3.2 million, or 142%, to $5.5 million for the first nine months of 2005 compared to $2.3 million in the first nine months of 2004. This increase was due to the higher operating income and the absence of minority interest expense in 2005.
      Discontinued operations. For the first nine months of 2005, Steel City Products reported sales of $17.6 million, essentially unchanged from the prior year. Gross profit increased by approximately $200,000, reflecting an improvement in gross margins to 15.6% of sales compared with 14.5% in the first nine months of the prior year, due to changes in product mix and certain price increases. Operating income was $1.0 million in the first nine months of 2005 compared with $715,000 in the first nine months of the prior year. Net of interest expense of $202,000 and taxes at an expected rate of 34%, Steel City Products reported income of $532,000 in the first nine months of 2005, compared with $342,000 in the first nine months of 2004.

Fiscal Year Ended December 31, 2004 (Fiscal 2004) Compared with Fiscal Year Ended December 31, 2003 (Fiscal 2003)

	2003	2004	% Change

	(Dollar amounts in
	thousands)
Revenues	$149,006	$132,478	(11.1)%
Gross profit	17,825	13,261	(25.6)%
Gross profit %	12.0%	10.0%	(16.6)%
General and administrative expenses	7,400	7,696	(4.0)%

Operating income	10,425	5,565	(46.6)%
Operating income %	6.9%	4.2%	(39.1%)
Interest expense, net	1,842	1,456	(21.0)%

Income from continuing operations, before minority interest	8,583	4,109	(52.1)%
Minority interest	1,627	962	(40.9)%
Income taxes	1,752	(2,134)	N/A

Net income from continuing operations	5,204	5,281	1.5%
Net income from discontinued operations	215	372	73.0%

Net income	$5,419	$5,653	4.3%

Contract backlog, end of year	$141,000	$232,000	64.5%
      Revenues. Revenues decreased $16.5 million, or 11%, to $132.5 million for fiscal 2004 compared to $149.0 million for fiscal 2003. This decrease was due to several factors, including a decrease in business with the City of Houston and Harris County, Texas due to the completion of several large contracts in fiscal 2003, although this was offset in part by an increase of $11.4 million, or 41%, in state highway business, due principally to the acquisition of the Kinsel construction business. We also encountered poor weather conditions in the second and fourth quarters of 2004, which significantly reduced the number of available workdays on several of our contracts.
      Gross profit. Gross profit decreased $4.6 million, or 26%, to $13.3 million for fiscal 2004 compared to $17.8 million for fiscal 2003, reflecting the lower revenues and a contraction in gross margins to 10.0% compared with 12.0% in the prior year. The decrease in gross margins was due to higher fixed cost absorption rates because of the lower revenues and weather-related delays, combined with a lower average gross margin mix in the contracts completed during fiscal 2004 compared with fiscal 2003. We also experienced adverse performance on several construction contracts in the Dallas market. In contrast, gross margins in fiscal 2003 were unusually high due to a combination of contract mix and excellent weather conditions.
      Contract backlog. We began fiscal 2004 with a contract backlog of $141 million. During the year, the bidding climate improved and that, coupled with our continuing broadening service platform, resulted in our successfully competing for a variety of larger, multi-year contracts. At the end of fiscal 2004, our contract backlog was $232 million, an increase of 65% compared with the end of the prior year. Approximately $160 million of the contract backlog at December 31, 2004 was scheduled to be completed during fiscal 2005 and the remainder thereafter.
      General and administrative expenses, net of other income and expense. G&A expenses increased $0.3 million, or 4%, to $7.7 million for fiscal 2004 compared to $7.4 million for fiscal 2003. In fiscal 2003, we increased our liability related to the put right (which is described under “Certain Transactions — Sterling Acquisition”) in the amount of $1.0 million. This increase in fiscal 2003 was not repeated in fiscal 2004, but we encountered increases in fiscal 2004 related to the listing of our common stock on the AMEX, the hiring of a public relations firm and expenses related to the conversion of zero coupon notes upon the settlement of the put right.

      Operating income. Operating income decreased $4.9 million in fiscal 2004 compared with fiscal 2003. As a result, our operating margin contracted to 4.2% in fiscal 2004, from 6.9% in fiscal 2003.
      Interest expense, net of interest income. Interest expense decreased in fiscal 2004 by $0.4 million, or 21%, due to lower interest rates on our credit facility with Comerica Bank, which we refer to as the construction business revolver.
      Minority interest. We recorded a minority interest expense attributable to the 19.9% of TSC that we did not acquire until December 2004. There was a reduction in the minority interest expense in fiscal 2004 because of the lower level of operating profits in fiscal 2004 compared with fiscal 2003.
      Income taxes. The benefit from income taxes for fiscal 2004 was $2.1 million compared to a provision of $1.8 million for fiscal 2003. In fiscal 2004, we recorded a reduction in the valuation allowance related to the deferred tax asset, following management’s review of the likelihood that tax loss carryforwards would be used in the future. The effective tax rate of 25.2% in fiscal 2003 was less than the expected rate because of the utilization of $1.8 million of NOLs against current taxable income.
      Net income from continuing operations. As a result of the factors discussed above, we recorded net income from continuing operations of $5.3 million for fiscal 2004 compared to $5.2 million for fiscal 2003. Basic income per common share from continuing operations were $1.06 for fiscal 2004, which were unchanged from the prior year. Diluted income per common share from continuing operations were $0.80 for fiscal 2004 compared to $0.83 for fiscal 2003, because there was an increase in the number of common shares outstanding in fiscal 2004 due to the settlement of the put right, in part through the issuance of common stock.
      Effect of income tax benefits. Although we have the benefit of significant NOLs, which shelter most of our income from federal income taxes, we are required to reflect a full tax charge in our financial statements, through an adjustment to the deferred tax asset. In addition, certain adjustments resulting from our revaluation of the deferred tax asset are recorded in the income statement; such adjustments resulted in a benefit of $1.9 million in fiscal 2004 and $1.8 million in the prior year. Assuming an income tax rate of 34%, and disregarding adjustments to our deferred tax asset, net income would have been $2.1 million for fiscal 2004 and $4.6 million for fiscal 2003, and on the same basis, basic and fully diluted earnings from continuing operations per common share would have been $0.39 and $0.30, respectively, for fiscal 2004, compared with $0.90 and $0.71, respectively, for fiscal 2003. A reconciliation of reported net income for fiscal 2004 and fiscal 2003 to net income, as if a 34% tax rate had been applied, is set forth in the table below.

	Fiscal	Fiscal
	2003	2004

	(Amounts in
	thousands, except
	per share data)
Income from continuing operations before income taxes, as reported	$6,956	$3,147
Provision for income taxes (assuming a 34% effective rate)	2,365	1,070

Net income from continuing operations, as if a 34% rate had been applied	$4,591	$2,077

Basic income from continuing operations per common share	$0.90	$0.39
Diluted income from continuing operations per common share	$0.71	$0.30
      To supplement our unaudited consolidated financial statements presented on a GAAP basis, we sometimes use non-GAAP measures of net income, earnings per share and other measures that we believe are appropriate to enhance an overall understanding of our historical financial performance and future prospects. The non-GAAP results, which are adjusted to exclude certain costs, expenses, gains and losses from the comparable GAAP measures, are an indication of our baseline performance before gains, losses or other charges that are considered by management to be outside of our core operating results. These non-GAAP results are among the indicators management uses as a basis for evaluating our financial performance as well as for forecasting future periods. For these reasons, management believes that these non-GAAP measures can be useful to investors, potential investors and others. The presentation of this additional information is not meant to be considered in isolation or as a substitute for net income or earnings per share prepared in accordance with GAAP.
      Discontinued operations, net of tax. Discontinued operations for fiscal 2004 and fiscal 2003 represent the results of operations of Steel City Products. Income from discontinued operations increased $0.2 million, or 73%, to $0.4 million for fiscal 2004 compared to $0.2 million for fiscal 2003. This increase was due to an increase in sales of $1.1 million, or 6%, from fiscal 2003 related to increased automotive sales and promotional orders of pet supplies, offset by a modest decrease of lawn and garden products sales. Gross profit margins remained relatively flat.

Fiscal Year Ended December 31, 2003 (Fiscal 2003) Compared with Fiscal Year Ended December 31, 2002 (Fiscal 2002)

	2002	2003	% Change

	(Dollar amounts in
	thousands)
Revenues	$111,747	$149,006	33.3%
Gross profit	12,812	17,825	39.1%
Gross profit %	11.5%	12.0%	4.3%
General and administrative expenses	6,862	7,400	7.8%

Operating income	5,950	10,425	75.2%
Operating income %	5.3%	6.9%	30.2%
Interest expense, net	2,427	1,842	(24.1)%

Income from continuing operations, before minority interest	3,523	8,583	143.6%
Minority interest	873	1,627	86.4%
Income taxes	(174)	1,752	N/A

Net income from continuing operations	2,824	5,204	84.3%
Net income from discontinued operations	528	215	(59.3)%

Net income	$3,352	$5,419	61.7%

Contract backlog, end of year	$138,000	$141,000	2.2%
      Revenues. Revenues increased $37.3 million, or 33%, to $149.0 million for fiscal 2003 compared to $111.7 million for fiscal 2002. This increase was due to higher revenues on municipal customer contracts and the effect of the full year of revenues generated by the addition of contracts acquired with the Kinsel Construction business. The increase was further enhanced by generally favorable weather conditions, which permitted faster average completion of contracts.
      Gross profit. Gross profit increased $5.0 million, or 39%, to $17.8 million for fiscal 2003 compared to $12.8 million for fiscal 2002, reflecting the increase in revenues and favorable market conditions, combined with an improvement in gross margins from 11.5% to 12.0%.
      Contract backlog. We began fiscal 2003 with a contract backlog of $138.0 million. At the end of the year, our contract backlog was $141.0 million, an increase of 2%. Approximately $107.0 million of the contract backlog at December 31, 2003 was scheduled to be completed during fiscal 2004 and the remainder thereafter.
      General and administrative expenses, net of other income and expense. G&A expenses increased $0.5 million, or 8%, to $7.4 million for fiscal 2003 compared to $6.9 million for fiscal 2002. This was due to an increase of $500,000 in the liability related to the put right and to option compensation expense of $300,000, offset by decreases in our audit fees and other administrative expenses.

      Operating income. Operating income increased $4.5 million in fiscal 2003 compared with fiscal 2002 due principally to the higher gross profits. As a result, our operating margin expanded to 6.9% in fiscal 2003, from 5.3% in fiscal 2002.
      Interest expense, net of interest income. Interest expense decreased by $0.6 million to $1.8 million in fiscal 2003 compared with fiscal 2002 due to lower interest rates and borrowings on the construction business revolver.
      Minority interest. Minority interest expense increased by $0.8 million to $1.6 million in fiscal 2003 compared with fiscal 2002 due to the higher profit levels of TSC.
      Income taxes. The provision for income taxes for fiscal 2003 was $1.8 million compared to a benefit of $0.2 million for fiscal 2002. The effective tax rate of 25.2% in fiscal 2003 was less than the expected rate due to the utilization of NOLs against current taxable income.
      Net income from continuing operations. As a result of the factors discussed above, we recorded net income from continuing operations of $5.2 million for fiscal 2003 compared to $2.8 million for fiscal 2002. Basic income per common share from continuing operations were $1.02 for fiscal 2003, an increase of $0.46 from fiscal 2002. Diluted income per common share from continuing operations were $0.80 for fiscal 2003 compared to $0.46 for fiscal 2002.
      Effect of income tax benefits. Assuming an income tax rate of 34%, and disregarding adjustments to our deferred tax asset, net income would have been $4.6 million for fiscal 2003 and $1.7 million for fiscal 2002, and on the same basis, basic and fully diluted earnings from continuing operations per common share would have been $0.90 and $0.71, respectively, for fiscal 2003, compared with $0.35 and $0.29, respectively, for fiscal 2002. A reconciliation of reported net income for fiscal 2003 and fiscal 2002 to net income, as if a 34% tax rate had been applied, is set forth in the table below.

	Fiscal	Fiscal
	2002	2003

	(Amounts in
	thousands, except
	per share data)
Income from continuing operations before income taxes, as reported	$2,650	$6,956
Provision for income taxes (assuming a 34% effective rate)	901	2,365

Net income from continuing operations, as if a 34% rate had been applied	$1,749	$4,591

Basic income from continuing operations per common share	$0.35	$0.90
Diluted income from continuing operations per common share	$0.29	$0.71
      Discontinued operations, net of tax. Discontinued operations for fiscal 2003 and fiscal 2002 represent the results of operations of Steel City Products. Income from discontinued operations decreased $0.3 million, or 59%, to $0.2 million for fiscal 2003, compared to $0.5 million for fiscal 2002. This decrease was due primarily to the loss of business in fiscal 2002 from Ames Department Stores, Inc., or Ames, following its bankruptcy filing. Sales to Ames were approximately $3.0 million in fiscal 2002. This decrease was partially offset by an increase of $1.2 million in the sales of lawn and garden products to a new customer and increased sales to existing customers. Gross profit margins decreased approximately 4.3% between fiscal 2002 and fiscal 2003.

Historical Cash Flows
      The following table sets forth information about our cash flows for the years ended December 31, 2002, 2003 and 2004, and for the nine months ended September 30, 2004 and 2005.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

				(Unaudited)
	(Amounts in thousands)
Cash and cash equivalents (at end of period)	$2,111	$2,651	$3,449	$2,851	$20,138
Net cash provided by (used in) continuing operations:
Operating activities	5,004	18,185	4,171	(980)	25,368
Investing activities	(6,801)	(4,270)	(5,809)	(2,374)	(9,678)
Financing activities	1,288	(13,376)	2,436	3,553	999
Cash from discontinued operations	33	(181)	(47)	387	132
Capital expenditures	4,245	4,340	3,555	2,527	9,948
Working capital (at end of period)	9,556	6,834	16,052	18,167	22,599

Operating activities
      Significant non-cash items included in operating activities for the first nine months of 2005 were:

•	depreciation and amortization, which for the first nine months of 2005 totaled $3.8 million, an increase of $0.3 million from the same period in 2004, as a result of the increase in the size of our construction fleet in 2005; and

•	tax expense, which increased by $1.6 million during the first nine months of 2005 due to the increase in operating income.
      Despite the significant increase in revenues during the first nine months of 2005, there was a reduction in total working capital requirements of $13.1 million during the first nine months of 2005, whereas there was an increase in working capital requirements during the first nine months of 2004 of $9.5 million. The significant components of the changes in working capital are as follows:

•	there was a decrease of $2.6 million in costs in excess of billings on uncompleted contracts in 2005, compared with an increase of $3.9 million in 2004. These changes reflect the resolution of timing differences as contracts progress;

•	billings in excess of costs on uncompleted contracts increased by $7.5 million in 2005, whereas in 2004 there was a decrease of $5.0 million. These changes principally reflect fluctuations in the timing and amount of mobilization payments to assist in the start-up on certain contracts;

•	trade payables increased by $14.9 million in 2005, compared with an increase of $4.5 million in 2004, principally reflecting the increased level of revenues in 2005; and

•	contracts receivable increased $14.5 million in 2005, compared with an increase of $6.9 million in 2004, principally reflecting the revenue increase and related level of customer retentions.

Investing activities
      Expenditures to expand our construction fleet were $9.9 million in the first nine months of 2005, compared with $2.5 million during the first nine months of 2004. The much enlarged contract backlog required a significant expansion in our fleet in 2005.

Financing activities
      Cash provided by operations, combined with the reduced level of working capital, more than offset the high level of capital expenditures in the nine months ended September 30, 2005, funding long-term debt repayments of $2.2 million and resulting in a substantial increase in our cash position. For the first nine months of 2005, cash increased by $16.7 million, of which $2.4 million was derived from an increase in borrowings under our revolving lines of credit. During the first nine months of fiscal 2004, there was an increase in borrowings under the lines of credit of $5.3 million because capital expenditures, long-term debt repayments and working capital requirements exceeded cash provided by operations.
      Funds received from the exercise of warrants by North Atlantic Smaller Companies Investment Trust, or NASCIT, and the exercise of options by employees and directors, increased by $400,000 during the first nine months of 2005 compared with the same period in 2004.
Liquidity
      The level of working capital for our construction business varies due to fluctuations in the levels of cost and estimated earnings in excess of billings, and of billings in excess of cost and estimated earnings, based in part on revenue levels; the size and status of contract mobilization payments, of customer receivables and of contract retentions; and the level of amounts owed to suppliers and subcontractors. Some of these fluctuations can be significant.
Sources of Capital
      In addition to cash provided from operations, we use our revolving lines of credit to finance working capital needs and capital expenditures.

Construction Business Revolver
      Our construction business has a revolving credit facility with Comerica Bank. The revolver has a maturity date of May 1, 2007, and is a collateral-based facility with total borrowing capacity, subject to a borrowing base, of up to $17.0 million. At September 30, 2005, $15.7 million in borrowings were outstanding under this revolver. As of September 30, 2005, we had unused borrowing base availability of $1.3 million, in addition to cash and cash equivalents of $20.1 million.
      This revolver, secured by all of our construction business equipment, provides working capital financing for the operation of our construction business and to fund the acquisition of equipment. The revolver provides for a quarterly commitment fee of 0.25% per annum on the unused portion of the line of credit. Borrowing rates are based on the bank’s prime rate or on a Eurodollar rate. The interest rate on funds borrowed under this revolver during the nine months ended September 30, 2005 ranged from 5.25% to 6.75%. The revolver is subject to compliance with financial covenants relating to working capital, tangible net worth, fixed charges and cash coverage, and debt leverage ratios. We were in compliance with these covenants at September 30, 2005.

Steel City Products Revolver
      Steel City Products has a revolving credit facility with National City Bank of Pennsylvania. This revolver has a current maturity date of May 31, 2007, and is a collateral-based facility with total borrowing capacity, subject to a borrowing base, of $5.0 million. At September 30, 2005, $4.3 million in borrowings were outstanding under the revolver, and we had unused borrowing base availability of approximately $0.3 million, in addition to cash and cash equivalents of $0.2 million.
      The Steel City Products revolver, secured by substantially all of the assets of Steel City Products, provides working capital financing for the operation of the distribution business. Borrowing rates are based on the bank’s prime rate. The interest rate on funds borrowed under this revolver during the nine months ended September 30, 2005 ranged from 6.0% to 6.75%. The revolver is subject to compliance with a financial covenant relating to fixed charge coverage. We were in compliance with this covenant at September 30, 2005.

Other Debt

Related Party Notes
      For the last five years, certain members of our management, directors and affiliates have, from time to time and through various methods, provided financing to help fund our expansion and operations.
      As of September 30, 2005, we were indebted to such persons under unsecured notes in an aggregate amount of approximately $9.0 million, which included $338,505, $2,802,262, $192,531, $481,215 and $1,971,308 owed, respectively, to Messrs. Patrick T. Manning (our Chief Executive Officer), Joseph P. Harper, Sr. (our President and Chief Operating Officer), Hemsley (our Chief Financial Officer), Davies (a former director) and James D. Manning (the brother of our Chief Executive Officer). Principal and interest at the rate of 12% per annum are payable quarterly on these unsecured notes until their maturity date in July 2009. See “Certain Transactions.” In December 2005, we made $528,000 of principal payments on these notes, thereby reducing the aggregate outstanding amount to approximately $8.4 million.

Mortgages
      In June 2001, we completed the construction of a new headquarters building on land adjacent to our existing equipment repair facility in Houston. The building was financed principally through an additional mortgage of $1.1 million on the land and facilities, at an interest rate of 7.75% per annum, repayable over 15 years. The new mortgage is cross-collateralized with a prior mortgage on the land and equipment repair facilities, which were purchased in 1998, in the original amount of $500,000, repayable over 15 years with an interest rate of 9.3% per annum.
Uses of Capital

Contractual Obligations
      The following table sets forth our fixed, non-cancelable obligations at December 31, 2004, including those related to our discontinued operations.

	Payments due by Period

		Less Than	1–3	4–5	More Than
	Total	One Year	Years	Years	5 Years

	(Amounts in thousands)
Debt	$16,954	$3,625	$13,329	$—	$—
Capital leases	58	25	23	10	—
Operating leases	1,604	555	1,049	—	—
Related party notes(1)	11,349	3,593	3,878	3,878	—
Other long-term liabilities	1,018	123	246	246	403

	$30,983	$7,921	$18,525	$4,134	$403

(1)	See “— Other Debt” and “Certain Transactions” for a discussion of the existing related party notes and the planned prepayment in cash in connection with this offering.
      To manage risks of changes in the material prices and subcontracting costs used in tendering bids for construction contracts, we obtain firm quotations from our suppliers and subcontractors before submitting a bid. These quotations do not include any quantity guarantees, and we have no obligation for materials or subcontract services beyond those required to complete the respective contracts that we are awarded for which quotations have been provided.
      Our obligations for interest are not included in the table above, as these amounts vary according to the levels of debt outstanding at any time. Interest on both of our revolving lines of credit is paid monthly and fluctuates with the balances outstanding during the year, as well as fluctuations in interest rates. In fiscal 2004, such interest was approximately $700,000. We also pay interest on a quarterly basis on our related party notes, as described above, which amounts are expected to be approximately $1.2 million in

2005 and, if the notes are not prepaid as anticipated, an aggregate of $1.6 million for the one to three year period, and an aggregate of $579,000 in the four to five year period. All other debt is expected to have interest of approximately $60,000, $120,000 and $120,000, respectively, during such periods.

Capital Expenditures
      Our capital expenditures during fiscal 2004 and the first nine months of 2005 totaled $2.5 million and $9.9 million, respectively, consisting almost exclusively of expenditures to purchase heavy construction equipment.
Off-Balance Sheet Arrangements
      We have no off-balance sheet arrangements.
New Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43,” or SFAS No. 151, which is the result of its efforts to conform United States accounting standards for inventories with international accounting standards. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe that the adoption of SFAS No. 151 will have an impact on our consolidated financial statements.
      In December 2004, the FASB issued FASB Statement No. 123(R), “Share-Based Payment,” or SFAS No. 123(R), which is a revision of FASB Statement No. 123 “Accounting for Stock-Based Compensation.” SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and amends FASB Statement No. 95, “Statement of Cash Flows”. We are required to adopt SFAS No. 123(R) beginning January 1, 2006. Pro forma disclosure, as was allowed under APB 25 and SFAS No. 123, will no longer be an alternative. In addition, SFAS No. 123(R) requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123(R) and for all stock options granted thereafter. Because we utilize a fair value based method of accounting for stock-based compensation costs for all employee stock compensation awards granted, modified or settled since January 1, 2003 and will not have significant unvested awards from periods prior to January 1, 2003 outstanding at January 1, 2006, the adoption of SFAS No. 123(R) is not expected to have a material impact on our financial statements.
      In March 2005, the FASB issued FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations,” or FIN 47. FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The provision must be adopted no later than the end of the fiscal year ending December 31, 2005. We do not expect the adoption of FIN 47 will have a material impact on our financial statements.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 is a replacement of APB 20 and FASB Statement No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS No. 154. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt this pronouncement beginning in fiscal year 2006.
Quantitative and Qualitative Disclosure About Market Risk
      Changes in interest rates are our primary sources of market risk. As of September 30, 2005, $20.0 million of our outstanding indebtedness was at floating interest rates. An increase of 1.0% in the interest rate would result in an increase in our interest expense of approximately $200,000 per year.

BUSINESS
General
      We are a leading heavy civil construction company that specializes in the building and reconstruction of transportation and water infrastructure in large and growing markets in Texas. Our transportation infrastructure projects include highways, roads, bridges and light rail, and our water infrastructure projects include water, wastewater and storm drainage systems. We provide general contracting services primarily to public sector clients utilizing our own employees and equipment for activities including excavating, paving, pipe installation and concrete placement. We purchase the necessary materials for our contracts and generally engage subcontractors only for ancillary services.
      Since the founding of our construction business in 1955, we have expanded our service profile and market areas. We currently operate in several major Texas markets, including Houston, San Antonio, Dallas/ Fort Worth and Austin, and believe that we have the capability to expand into other Gulf Coast and Southwestern markets. We also have broadened our range of services, from our original focus on water and wastewater projects, to include concrete and asphalt paving, concrete slip forming, installation of large-diameter water and wastewater distribution systems, construction of bridges and similar large structures, light rail infrastructure, concrete crushing and concrete batch plant operations.
Our Markets
      We operate in the heavy civil construction segment for infrastructure projects, specializing on transportation and water infrastructure. Demand for this infrastructure depends on a variety of factors, including overall population growth, economic expansion and vitality of a market area, as well as unique local topographical, structural and environmental issues. For example, the City of Houston experiences flooding and subsidence that have led to various municipal mandates requiring substantial new construction to reorganize and expand the collection, treatment and distribution of water throughout the area. In addition to these factors, demand for the replacement of infrastructure is driven by the general aging of infrastructure and the need for technical improvements to achieve more efficient or safer use of infrastructure and resources.
      Our geographic markets have experienced steady and significant growth over the last 10 years. As ranked by population, Texas is the second largest state in the United States; its population has grown by an average of 1.7% per year over the past 10 years, exceeding the 1.0% growth rate for the United States as a whole over the same period. According to the 2004 census, Houston ranks as the fourth largest city in the country, San Antonio as the eighth largest, Dallas as the ninth largest and Austin as the sixteenth largest.
      In addition to our core geographical markets, we operate in large and growing construction sectors that have experienced solid and sustained growth over the past few years. According to data from the U.S. Census Bureau, the annual value of public construction put-in-place in the United States for transportation and water/wastewater infrastructure has grown at a 2.0% compound annual growth rate since 2002 and was $113 billion in 2004, the last year for which data are available. This includes 1.2% growth in the $87 billion transportation market and 4.2% growth in the $27 billion water/wastewater market. The U.S. Department of Commerce projects that nationwide construction spending on public works transportation, water supply systems and wastewater systems is expected to grow by 12%, 5% and 5%, respectively, in 2006. Based on dollars spent for construction of highways and bridges, water supply systems and sewer systems in the first nine months of 2005, Texas is ranked by McGraw-Hill, an industry data source, as the number one, number three and number four market in the nation, respectively.
      Our highway and bridge work is generally funded through federal and state authorizations. The federal government recently enacted the SAFETEA-LU bill, which authorized $286 billion for transportation spending over the next five years, a 38% increase from the prior spending bill. Of this total, Texas is expected to receive an allocation of approximately $14.5 billion, a 37% increase from the prior spending bill. TXDOT’s budget shows $23.7 billion in spending from 2006 through 2010, an increase of 28% over the prior five-year period, prior to the passage of the SAFETEA-LU bill.
      Our water and wastewater, underground utility, light transit and paving work is generally funded by municipalities and local authorities. The size and growth rates of these markets is difficult to compute as a whole given the number of municipalities, the differences in funding sources and variations in local budgets. However, management estimates that the municipal markets in which we could potentially do business are in excess of $1 billion annually.
Competitive Strengths
      We believe that our competitive strengths in the construction business include the following:
      Long and Successful Track Record of Infrastructure Construction. Through our 50 years of experience, we have developed efficient processes and controls that allow us to provide high-quality contracting services for building roads, highways, bridges, light rail facilities and water, wastewater and storm drainage systems. Our expertise, coupled with strong underlying market dynamics, has produced compound annual revenue growth in our construction business that has averaged approximately 18% since 1985, and was 66% for the first nine months of 2005 compared to the comparable period in 2004.
      Leadership in Our Markets. We are an established leader in our markets based on our longevity, our management expertise and our reputation, as well as our in-depth knowledge of soil and other construction conditions in our market areas. Our scale of operations allows us to deploy and redeploy work crews, materials and equipment across multiple contracts and provides us with advantages in competitive bidding environments. We are prequalified with all of our significant public sector customers that require qualification, including TXDOT, a requirement that has the effect of limiting competition from some other bidders for highway contracts and, in some cases, for municipal contracts.
      Comprehensive Infrastructure Construction Capabilities. Over time, we have added construction services that provide us with competitive advantages. For example, from our base of water and wastewater work, we have added concrete and asphalt paving, concrete slip forming, installation of large-diameter water and wastewater distribution systems, construction of bridges and similar large structures, light rail infrastructure, concrete crushing and concrete batch plant operations. We currently perform approximately 75% of our work utilizing our own workforce and equipment. Our emphasis on providing comprehensive construction services allows us to capture additional profit margin that otherwise would be gained by subcontractors and to more aggressively bid contracts without sacrificing our profitability targets.
      Consistent History of Managing Construction Projects and Contract Risk. Our significant experience and longevity in our markets provides us with an understanding of the many risks of infrastructure construction. We provide services predominantly pursuant to “fixed unit price” contracts, which, if properly managed, generally allow for better profit margin opportunities than “cost-plus” contracts. We monitor and manage risk throughout a contract’s duration, including the bid process, the pre-construction planning activities and the construction process. Our project managers lead our estimating process, and our senior management reviews all bid proposals prior to submission, thereby increasing project managers’ accountability and understanding of the financial and operating risks and opportunities of our contracts. In addition, a significant portion of our project managers’ compensation is based on the profitability of contracts that they bid and manage, a policy which reinforces our goal of carefully and accurately bidding contracts.
      Financial Strength. Our long-term debt-to-equity ratio as of September 30, 2005, giving effect to this offering and the anticipated repayment of certain related party notes described in “Certain Transactions — Contemplated Transactions” as of that date, would have been approximately 25%, and we believe that we will have sufficient cash balances to meet our anticipated near-term liquidity needs. In addition, we have a substantial base of assets, including a fleet of over 500 pieces of heavy construction equipment, which allows for flexibility in meeting contract requirements and can provide an advantage over our competitors who lease their equipment. After this offering, we will have greater flexibility under our commercial bank line of credit to take advantage of appropriate expansion and acquisition opportunities in our markets. We believe that these financial strengths provide tangible benefits in the surety and credit markets, as well as intangible benefits in our relationships with customers, employees, suppliers and subcontractors.
      Experienced Management Team and Skilled Workforce. Our management team and employees are critical to our success. Our chief executive officer and our president each has over 30 years of industry experience, and our 12 senior project managers have over 20 years of experience on average, in the infrastructure construction market. We benefit from their expertise, relationships with customers, suppliers and subcontractors, and the cohesive corporate culture that they have promoted and developed. We expend significant resources to attract, retain and train our employees, which is a key to the successful execution of our contracts. We conduct our construction business using full-time employees organized into more than 80 fully-equipped crews. We conduct extensive safety training programs, which have allowed us to maintain a high safety level at our worksites.
Business Strategy
      We pursue the following strategies in order to improve our business and prospects, increase our revenue and profitability and, ultimately, enhance stockholder value:
      Continue to Grow in Texas Markets. The Texas markets in which we operate, including Houston, San Antonio, Dallas/ Fort Worth and Austin, generally are experiencing strong growth in infrastructure spending caused by factors such as an increasing population, increased federally-funded highway construction, a robust oil and gas economy, the need for new water sources, flood and subsidence control activities, and the installation of light rail public transit systems. We will continue our efforts to increase our market share in our core markets. Our strategy is to accomplish this by relying on our knowledge of local construction conditions coupled with our continued focus on infrastructure construction, by expanding and upgrading our equipment fleet, by adding construction crews, and by extending our range of construction capabilities.
      Position Our Business for Future Infrastructure Spending. There is a growing awareness of the need to build, reconstruct and repair our country’s infrastructure, including water, wastewater and flood control systems and transportation systems. Significant funds have recently been authorized for investments in these areas, including the SAFETEA-LU bill, which authorized $286 billion toward transportation infrastructure (with approximately $14.5 billion allocated to Texas for federal fiscal years 2005 through 2009). In addition, the Harris-Galveston Subsidence District has mandated that substantially all well water systems in Houston be replaced with surface water systems, and we anticipate that there will be efforts in Texas and other Gulf Coast areas affected by recent hurricanes to enhance storm drainage systems. We will continue to build on our expertise in the civil construction market for transportation and water infrastructure, to develop new capabilities to service these markets and to maintain our human and capital resources to effectively meet required demand.
      Continue Adding Construction Capabilities. By adding capabilities that are complementary to our core construction competencies, we are able to improve gross margin opportunities, more effectively compete for contracts and compete for contracts that might not otherwise be available to us. We continue to investigate opportunities to integrate additional services (such as drill shaft installation) and precast concrete products (such as beams and wall panels) into our business.
      Expand into Attractive New Markets. We have demonstrated an ability to identify and expand into new markets where we have been able to operate profitably and grow. Our first expansion beyond Houston was in the Dallas/ Fort Worth market in 1995. In 2001, after obtaining an asphalt paving contract in San Antonio, we decided to establish a permanent presence in that market. Having recently been awarded a significant contract in the Austin area, we are now examining the potential for establishing a permanent office in Austin. We actively consider opportunities, and evaluate whether to establish a permanent presence, in new geographic areas based on factors such as market size and growth dynamics, competition, the availability of qualified employees and compatibility of unique local requirements with our own expertise. We currently believe that there are a number of attractive markets throughout Texas and in the Gulf Coast and Southwestern regions of the United States that present expansion opportunities for us.
      Selectively Pursue Strategic Acquisitions. Our growth has been achieved both organically and through our acquisition of the Kinsel construction business in 2002. We have been, and expect to continue, exploring acquisition opportunities that appear consistent with our return-on-investment goals and strategic objectives. In particular, we seek companies operated by talented management teams in growth markets and with a focus on infrastructure construction services. Ideal candidates would provide us with the ability to add additional construction services to our existing capabilities, as well as opportunities to provide an expanded service profile to the target’s existing customer base. With our strong financial position and publicly traded common stock, we believe that we are an attractive acquiror for heavy civil construction firms whose owners desire to achieve liquidity.
      Development of Employees. We believe that our employees are a key to the successful implementation of our business strategies. We plan to continue allocating significant resources in order to attract and retain talented managers and supervisory and field personnel.
Markets and Customers
      For decades, we have concentrated our operations in Texas. Our headquarters is in Houston, and we serve the top markets in Texas, including Houston, San Antonio, Dallas/ Fort Worth and Austin.
      Although we occasionally undertake contracts for private customers, the vast majority of our contracts are for public sector customers, including TXDOT, county and municipal public works departments, the Metropolitan Transit Authority of Harris County, Texas, or Metro, regional transit authorities, port authorities, school districts and municipal utility districts.
      Our largest revenue customer is TXDOT. In 2004, contracts with TXDOT represented 35% of our revenues, and other public sector revenue generated in Texas represented 61% of our revenues. As a result of the SAFETEA-LU bill, the total amount of our revenues (and the related percentage of consolidated revenues) obtained from state agencies may increase. We provide services to our state customers exclusively pursuant to contracts awarded through competitive bidding processes.
      Our municipal customers in 2004 included the City of Houston (14% of 2004 revenues) and Harris County, Texas (10% of 2004 revenues). We recently completed the construction of certain infrastructure for new light rail systems in Houston, Dallas and Galveston. We anticipate that revenues obtained from the City of Houston will continue to increase due to the metropolitan area’s steady gain in population through migration of new residents and annexation of surrounding communities. We provide services to our municipal customers exclusively pursuant to contracts awarded through competitive bidding processes.
Competition
      Our competitors are companies that we bid against for construction contracts. We estimate that we have approximately 150 competitors in the markets that we primarily serve, and they include large national and regional construction companies as well as many smaller contractors. Historically, the construction business has not typically required large amounts of capital, which can result in relative ease of market entry for companies possessing acceptable qualifications. Factors influencing our competitiveness include price, our reputation for quality, our equipment fleet, our financial strength, surety bonding capacity and prequalification, our knowledge of local markets and conditions, and our project management and estimating abilities. Although some of our competitors are larger than us and may possess greater resources or provide more vertically-integrated services, we believe that we are well-positioned to compete effectively and favorably in the markets in which we operate on the basis of the foregoing factors.
      We are unable to determine the size of many competitors because they are privately owned, but we believe that we are one of the larger participants in our markets and one of the largest contractors in Houston engaged in municipal civil construction work. We believe that being one of the largest firms in the Houston municipal civil construction market provides us with several advantages, including greater flexibility to manage our contract backlog in order to schedule and deploy our workforce and equipment resources more efficiently; more cost-effective purchasing of materials, insurance and bonds; the ability to provide a broader range of services that otherwise would be provided through subcontractors; and the availability of substantially more capital and resources to dedicate to each of our contracts. Because we own and maintain most of the equipment required for our contracts and have the experienced workforce to handle many types of municipal civil construction, we are able to bid competitively on many categories of contracts, especially complex, multi-task projects.
      In the state highway market, most of our competitors are large regional contractors, and individual contracts tend to be larger and require more specialized skills than those in the municipal markets. Some of these competitors have the advantage of being much more vertically-integrated, or they specialize in certain types of projects such as construction over water. However, such competitors often have the disadvantage of temporarily using a local workforce to complete each of their state highway contracts. In contrast, we permanently employ the workers who perform our state highway contracts. For the nine months ended September 30, 2005, state highway work accounted for 35% of our consolidated revenues, compared with 33% in 2004 and 19% in 2003.
Contract backlog
      Contract backlog is our estimate of the billings that we expect to make in future periods on our construction contracts. We add the revenue value of new contracts to our contract backlog, typically when we are the low bidder on a public sector contract and management determines that there are no apparent impediments to award of the contract. As construction on our contracts progresses, we increase or decrease contract backlog to take account of changes in estimated quantities under fixed unit price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenues and costs, including completion penalties and bonuses. We subtract from contract backlog the amounts we bill on contracts.
      Substantially all of the contracts in our contract backlog may be canceled at the election of the customer; however, we have not been materially adversely affected by contract cancellations or modifications in the past. See “Contracts — Contract Management Process.”
Contracts

Types of Contracts
      We provide our services by using traditional general contracting arrangements, which are predominantly fixed unit price contracts awarded based on the lowest bid. A small amount of our revenues is produced under change orders or emergency contracts arranged on a cost plus basis.
      Fixed unit price contracts are generally used in competitively-bid public civil construction contracts and, to a lesser degree, building construction contracts. Contractors under fixed unit price contracts are generally committed to provide all of the resources required to complete a contract for a fixed price per unit. Fixed unit price contracts generally transfer more risk to the contractor but offer the opportunity, under favorable circumstances, for greater profits. These contracts are generally subject to a negotiated change order, frequently due to a difference in site conditions from those anticipated when the bid is placed. Typically, one change order is issued upon completion of a contract to account for all of the quantity deviations from the original contract that were made during the construction process. Some contracts provide for penalties if the contract is not completed on time, or incentives if it is completed ahead of schedule.

Contract Management Process
      We identify potential contracts from a variety of sources, including through subscriber services that notify us of contracts out for bid, through advertisements by federal, state and local governmental entities, through our business development efforts and through meetings with other participants in the construction industry. After determining which contracts are available, we decide which contracts to pursue based on such factors as the relevant skills required, contract size and duration, the availability of our personnel and equipment, the size and makeup of our current contract backlog, our competitive advantages and disadvantages, prior experience, the contracting agency or customer, the source of contract funding, geographic location, likely competition, construction risks, gross margin opportunities, penalties or incentives and the type of contract.
      As a condition to pursuing certain contracts, we are sometimes required to complete a prequalification process with the applicable agency or customer. Some customers, such as TXDOT, require yearly prequalification, and other customers have experience requirements specific to the contract. The prequalification process generally limits bidders to those companies with operational experience and financial capability to effectively complete the particular contract in accordance with the plans, specifications and construction schedule.
      There are several factors that can create variability in contract performance and financial results compared to a contract’s original bid. The most significant of these include the completeness and accuracy of our original bid analysis, recognition of costs associated with added scope changes, extended overhead due to customer and weather delays, subcontractor performance issues, changes in productivity expectations, site conditions that differ from those assumed in the original bid, and changes in the availability and proximity of materials. In addition, each of our original bids is based on the contract customer’s estimates of the quantities needed to complete a contract; if the quantities ultimately needed are different, our contract backlog and financial performance on the contract will change. All of these factors can lead to inefficiencies in contract performance, which can increase costs and lower profits. Conversely, if any of these or other factors is more positive than the assumptions in our bid, contract profitability can improve.
      The estimating process typically involves three phases. Initially, we spend up to approximately six weeks performing a detailed review of the plans and specifications, summarize the various types of work involved and related estimated quantities, determine the contract duration and schedule and highlight the unique and riskier aspects of the contract. After this initial review, we decide whether or not to continue to pursue the contract; if so, we then move to the second phase, which may take up to two weeks and consists of estimating the cost and availability of labor, material, equipment, subcontractors and the project team required to complete the contract on time and in accordance with the plans and specifications. Substantially all of our estimates are made on a per unit basis for each line item, with the typical contract containing 50 to 300 line items. The final phase consists of a detailed review of the estimate by management, including, among other things, assumptions regarding cost, approach, means and methods, productivity and risk. After the final review of the cost estimate, management adds an amount for profit to arrive at the total bid amount. This profit amount will vary according to management’s perception of the degree of difficulty of the contract, the current competitive climate and the size and makeup of our contract backlog. Our project managers are intimately involved throughout the estimating and construction process so that contract issues, and risks relating thereto, can be understood and addressed on a timely basis.
      To manage risks of changes in material prices and subcontracting costs used in tendering bids for construction contracts, we obtain firm quotations from our suppliers and subcontractors before submitting a bid. These quotations do not include any quantity guarantees, and we have no obligation for materials or subcontract services beyond those required to complete the respective contracts that we are awarded for which quotations have been provided.
      Substantially all of our contracts are entered into with governmental entities and are generally awarded to the lowest bidder after a solicitation of bids by the project owner. Requests for proposals or negotiated contracts with public or private customers are generally awarded based on a combination of technical capability and price, taking into consideration factors such as contract schedule and prior experience. In either case, bidders must post a bid bond for generally 5% to 10% of the amount bid, and on winning the bid, must post a performance and payment bond for 100% of the contract amount. Upon completion of a contract, before receiving final payment on the contract, a contractor must post a maintenance bond for generally 1% of the contract amount for one to two years.
      During the construction phase of a contract, we monitor our progress by comparing actual costs incurred and quantities completed to date with budgeted amounts and the contract schedule and periodically (at a minimum on a monthly basis) prepare an updated estimate of total forecasted revenue, cost and expected profit for the contract.
      During the normal course of most contracts, the customer, and sometimes the contractor, initiates modifications or changes to the original contract to reflect, among other things, changes in quantities, specifications or design, method or manner of performance, facilities, materials, site conditions and period for completion of the work. In many cases, final contract quantities may differ from those specified by the customer. Generally, the scope and price of these modifications are documented in a “change order” to the original contract and reviewed, approved and paid in accordance with the normal change order provisions of the contract. We are often required to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original contract plans and specifications or, even if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These disputes may not be settled to our satisfaction. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of such work for a lengthy period of time until the change order is approved and funded by the customer. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other work on the contract (or on other contracts) and our ability to meet contract milestone dates.
      The process for resolving contract claims varies from one contract to another but, in general, we attempt to resolve claims at the project supervisory level through the normal change order process or, if necessary, with higher levels of management within our organization and the customer’s organization. Regardless of the process, when a potential claim arises on a contract, we typically have the contractual obligation to perform the work and must incur the related costs. We do not recoup the costs unless and until the claim is resolved, which could take a significant amount of time.
      Most of our contracts provide for termination of the contract for the convenience of the customer, with provisions to pay us only for work performed through the date of termination. We have not been materially adversely affected by these provisions in the past.
      We act as the prime contractor on almost all of the construction contracts that we undertake. We complete the majority of our contracts with our own resources, and we subcontract specialized activities such as traffic control, electrical systems, signage and trucking. As the prime contractor, we are responsible for the performance of the entire contract, including subcontract work. Thus, we are subject to increased costs associated with the failure of one or more subcontractors to perform as anticipated. We manage this risk by reviewing the size of the subcontract, the financial stability of the subcontractor and other factors. Although we generally do not require that our subcontractors furnish a bond or other type of security to guarantee their performance, we require performance and payment bonds on many specialized or large subcontract portions of our contracts. Disadvantaged business enterprise regulations require us to use our best efforts to subcontract a specified portion of contract work performed for governmental entities to certain types of subcontractors, including minority- and women-owned businesses. We have not experienced significant costs associated with subcontractor performance issues.
Insurance and Bonding
      All of our buildings and equipment are covered by insurance, which our management believes to be adequate. In addition, we maintain general liability and excess liability insurance, all in amounts consistent with our risk of loss and industry practice. We self-insure our workers’ compensation claims subject to stop-loss insurance coverage.

      As a normal part of the construction business, we generally are required to provide various types of surety and payment bonds that provide an additional measure of security for our performance under public sector contracts. Typically, a bidder for a contract must post a bid bond generally for 5% to 10% of the amount bid, and on winning the bid, must post a performance and payment bond for 100% of the contract amount. Upon completion of a contract, before receiving final payment on the contract, a contractor must post a maintenance bond for generally 1% of the contract amount for one to two years. Our ability to obtain surety bonds depends upon our capitalization, working capital, aggregate contract size, past performance, management expertise and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our contract backlog that we have currently bonded and their current underwriting standards, which may change from time to time. Having recently outgrown the bonding limits of our prior bonding company, we have been approved by a new bonding company, Travelers, for our future construction contracts. As is customary, we have agreed to indemnify Travelers for all losses incurred by it in connection with bonds that are issued, and we have granted Travelers a security interest in certain personal property as collateral for such obligation.
Employees
      As of November 30, 2005, we had approximately 815 employees, including 12 project managers and 32 superintendents who manage over 80 fully-equipped crews in our construction business. Of such employees, 29 were located in our Houston headquarters, with most of the others being field personnel. None of our construction business employees is represented by a labor union.
      Our business is dependent upon a readily available supply of management, supervisory and field personnel. Substantially all of our employees are a permanent part of our workforce, and we generally do not rely on temporary employees to complete our contracts. In the past, we have been able to attract sufficient numbers of personnel to support the growth of our operations. Although we do not anticipate any shortage of labor in the near term, we may not be able to continue to attract sufficient numbers of new employees at all levels to support our future growth.
      We conduct extensive safety training programs, which has allowed us to maintain a high safety level at our worksites. All newly-hired employees undergo an initial safety orientation, and for certain types of projects, we conduct specific hazard training programs. Our project foremen and superintendents conduct weekly on-site safety meetings, and our full-time safety inspectors make random site safety inspections and perform assessments and training if infractions are discovered. In addition, all of our superintendents and project managers are required to complete an OSHA-approved safety course.
Properties
      For our construction business, we own a 15,000 square-foot headquarters office building in Houston, Texas, which is located on a seven-acre parcel of land on which our equipment repair center is also located. We also lease small offices in Fort Worth and San Antonio. In order to complete most contracts, we lease small parcels of real estate near the site of a contract to store materials, locate equipment and provide offices for the contracting customer, their representatives and our employees.
Government and Environmental Regulations
      Our operations are subject to compliance with numerous regulatory requirements of federal, state and local agencies and authorities, including regulations concerning safety, wage and hour, and other labor issues, immigration controls, vehicle and equipment operations and other aspects of our business. For example, our construction operations are subject to the requirements of the Occupational Safety and Health Act, or OSHA, and comparable state laws directed toward the protection of employees. In addition, most of our construction contracts are entered into with public authorities, and these contracts frequently impose additional governmental requirements, including requirements regarding labor relations and subcontracting with designated classes of disadvantaged businesses.

      All of our operations are also subject to federal, state and local laws and regulations relating to the environment, including those relating to discharges into air, water and land, the handling and disposal of solid and hazardous waste, the handling of underground storage tanks and the cleanup of properties affected by hazardous substances. For example, we must apply water or chemicals to reduce dust on road construction projects and to contain contaminants in storm run-off water at construction sites. In certain circumstances, we may also be required to hire subcontractors to dispose of hazardous wastes encountered on a project in accordance with a plan approved in advance by the customer. Certain environmental laws impose substantial penalties for non-compliance and others, such as the federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, impose strict, retroactive, joint and several liability upon persons responsible for releases of hazardous substances.
      CERCLA and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the federal Environmental Protection Agency, or EPA, and, in some instances, third parties, to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur.
      Solid wastes, which may include hazardous wastes, are subject to the requirements of the Federal Solid Waste Disposal Act, the federal Resource Conservation and Recovery Act, referred to as RCRA, and comparable state statutes. Although we do not generate solid waste, we occasionally dispose of solid waste on behalf of customers, at their risk. From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous wastes. Moreover, it is possible that additional wastes will in the future be designated as “hazardous wastes.” Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes.
Legal Proceedings
      We are, and may in the future be involved as, a party to various legal proceedings, which are incidental to the ordinary course of business. We regularly analyze current information and, as necessary, provide accruals for probable liabilities on the eventual disposition of these matters.
      In the opinion of management, after consultation with legal counsel, there are currently no threatened or pending legal matters that would reasonably be expected to have a material adverse impact on our consolidated results of operations, financial position or cash flows.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth the names and ages of each of our current directors and executive officers and the positions they held as of January 19, 2006:

Name	Position	Age

Patrick T. Manning	Chairman of the Board of Directors & Chief Executive Officer	59
Joseph P. Harper, Sr.	President & Chief Operating Officer and a Director	60
Maarten D. Hemsley	Chief Financial Officer and a Director	56
Roger M. Barzun	Vice President, Secretary and General Counsel	64
David R. A. Steadman	Director	68
John D. Abernathy	Director	68
Robert W. Frickel	Director	62
Milton L. Scott	Director	49
Christopher H. B. Mills	Director	53
      Patrick T. Manning. Mr. Manning joined TSC in 1971 and led its move from Detroit, Michigan into the Houston market in 1978. He has been TSC’s President and Chief Executive Officer since 1998 and our Chairman of the Board of Directors and Chief Executive Officer since July 2001. Mr. Manning has served on a variety of construction industry committees, including the Gulf Coast Trenchless Association and the Houston Contractors’ Association, where he served as a member of the Board of Directors and as President from 1987 to 1993. He attended Michigan State University from 1969 to 1972.
      Joseph P. Harper, Sr. Mr. Harper has been employed by TSC since 1972. He was Chief Financial Officer of TSC for approximately 25 years until August 2004, when he became Treasurer. In addition to his financial responsibilities, Mr. Harper has performed both estimating and project management functions. Mr. Harper has been a director and our President and Chief Operating Officer since July 2001. Mr. Harper is a certified public accountant.
      Maarten D. Hemsley. Mr. Hemsley has been our employee in various capacities and/or a director since 1988. Mr. Hemsley served as our President, Chief Operating Officer and Chief Financial Officer until July 2001, and currently serves as our Chief Financial Officer. Since January 2001, Mr. Hemsley has also been a consultant to (and since May 2002 an employee of) JO Hambro Capital Management Group Limited, an investment management company based in the United Kingdom serving as Fund Manager of Leisure & Media Venture Capital Trust, plc, and since February 2005, as a principal of its Trident Private Equity II investment fund. Mr. Hemsley is a director of Tech/ Ops Sevcon, Inc., a public company that manufactures electronic controls for electric vehicles, and of a number of privately-held companies in the United Kingdom. Mr. Hemsley is a U.K. Chartered Accountant.
      Roger M. Barzun. Mr. Barzun has been our Vice President, Secretary and General Counsel since August 1991 and was a Senior Vice President from May 1994 until July 2001. Mr. Barzun has been a lawyer since 1968 and is a member of the New York and Massachusetts bar associations. Mr. Barzun also serves as general counsel to other corporations from time to time on a part-time basis.
      David R. A. Steadman. Mr. Steadman is President of Atlantic Management Associates, Inc., a management services and investment group. An engineer by profession, he served as Vice President of the Raytheon Company from 1980 until 1987 where he was responsible for commercial telecommunications and data systems businesses in addition to setting up a corporate venture capital portfolio. Subsequent to that and until 1989, Mr. Steadman was Chairman and Chief Executive Officer of GCA Corporation, a manufacturer of semiconductor production equipment. Mr. Steadman serves as Chairman of VISaer, Inc., a provider of software used in the maintenance, repair and overhaul of aircraft; as Chairman of Brookwood

Companies Incorporated, a major textile converter, dyer and finisher; and as a director of Mathsoft Engineering and Education, Inc., a provider of calculation management software solutions, all privately held companies. Mr. Steadman also serves on the board of directors of two public companies, Aavid Thermal Technologies, Inc., a provider of thermal management solutions for the electronics industry, and as Chairman of Tech/ Ops Sevcon, Inc. Mr. Steadman is a Visiting Lecturer in Business Administration at the Darden School of the University of Virginia.
      John D. Abernathy. Mr. Abernathy was Chief Operating Officer of Patton Boggs LLP, a Washington D.C. law firm, from January 1995 through May 2004 when he retired. From March 1991 to February 1994, he was the Managing Director of Summit, Solomon & Feldesman, a New York City law firm, and from July 1983 until June 1990, Mr. Abernathy was Chairman and Chief Executive Partner of BDO Seidman, a public accounting firm. He is also a director of Par Pharmaceutical Companies, Inc., a generic drug manufacturer. Mr. Abernathy is a certified public accountant.
      Robert W. Frickel. Mr. Frickel is the founder and President of R.W. Frickel Company, P.C., a public accounting firm that provides audit, tax and consulting services primarily to the construction industry. Prior to the founding of the R.W. Frickel Company in 1974, he was employed by Ernst & Ernst. Mr. Frickel is a certified public accountant.
      Milton L. Scott. Mr. Scott is a co-founder and Managing Director of Complete Energy Holdings, LLC, a company formed in January, 2004 to acquire, own and operate power generation assets in the United States. From March 2003 to January 2004, Mr. Scott was a Managing Director of The StoneCap Group, an entity formed to acquire, own and operate power generation assets. From October 1999 to November 2002, Mr. Scott served as Executive Vice President and Chief Administrative Officer at Dynegy Inc., a public company that was a market leader in power distribution, marketing and trading of gas, power and other commodities, midstream services and electric distribution. From July 1977 to October 1999, Mr. Scott was with the Houston office of Arthur Andersen LLP, a public accounting firm, where he served as partner in charge of the Southwest Region Technology and Communications practice. Mr. Scott is currently the lead director and chairman of the audit committee of W-H Energy Services, a NYSE listed company that is in the oilfield services industry.
      Christopher H. B. Mills. Mr. Mills is a director of JO Hambro Capital Management Group Ltd., or JOHCMG. Prior to founding JOHCMG in 1993, Mr. Mills was employed by Montagu Investment Management and its successor company, Invesco MIM, as an investment manager and director, from 1975 to 1993. He is the Chief Executive of NASCIT, a 10.7% stockholder of our common stock, and of American Opportunity Trust plc. Mr. Mills also serves as a director of Nationwide Accident Repair Services, PLC, a U.K. public company that repairs motor vehicles, Izodia PLC, a U.K. public company that is an e-commerce software publisher, and Lesco, Inc., a U.S. public company that manufactures and sells fertilizer and lawn products.
      In December 2005, the independent members of our board of directors appointed Mr. Abernathy as Lead Director. Our board of directors held twelve meetings during our fiscal year ended December 31, 2005. Mr. Mills did not attend four of the meetings of our board of directors and one of the meetings of the audit committee, on which he served until May 2005. Each of the other directors attended more than 75% of the meetings of the board of directors while he was a director, as well as all meetings of committees of the board of directors on which he served.
Committees of the Board of Directors
      The standing committees of our board of directors consist of an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee
      The audit committee consists of Messrs. Abernathy (Chairman), Scott and Steadman, each of whom is an independent director under the standards of the SEC, Nasdaq and AMEX. Prior to his resignation on December 23, 2005, Mr. Robert Davies was a member of the audit committee and was also independent. Our board of directors has determined that Mr. Abernathy is the audit committee financial expert.
      The audit committee assists our board of directors in fulfilling its responsibility to oversee our accounting and financial reporting processes and the audits of our financial statements. In particular, the audit committee has the responsibility to:

•	review our financial reports and other financial information, our internal accounting and financial controls, our controls and procedures relating to public disclosure of information, and the audit of our financial statements by our independent auditors;

•	appoint our independent auditors, approve their compensation, supervise their work, oversee their independence and evaluate their qualifications and performance;

•	review with management and the independent auditors our audited and interim financial statements that are included in filings with the SEC;

•	review the quality of our accounting policies;

•	review with management our major financial risk exposures;

•	review all proposed “related party transactions” in which the amount involved exceeds $50,000, which are subject to the prior written approval of the committee; and

•	provide for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.
      The audit committee, which meets at least quarterly, held five meetings during the fiscal year ended December 31, 2005. Our board of directors adopted an audit committee charter on February 12, 2004, which, as amended, is posted on our website at www.sterlingconstructionco.com.

Compensation Committee
      Our compensation committee consists of Messrs. Frickel (Chairman) and Abernathy, each of whom is an independent director under the standards of the SEC, Nasdaq and AMEX. Prior to his resignation, Mr. Davies was a member of the compensation committee and was also independent. Our compensation committee oversees our senior level compensation arrangements. In particular, the compensation committee has the responsibility to:

•	review and approve any corporate goals and objectives relating to the chief executive officer’s compensation;

•	evaluate the chief executive officer’s performance in light of those corporate goals and objectives;

•	either as a committee or together with the other independent directors (as directed by our board of directors), to determine and approve the compensation of our chief executive officer and our other senior officers, and together with the boards of directors of our subsidiaries, to determine and approve the compensation of their senior officers;

•	either as a committee or together with the other independent directors (as directed by our board of directors), to review and approve any employment agreements, severance arrangements, change-in-control arrangements or special or supplemental employee benefits, and any material amendments to the foregoing, that are applicable to our senior officers and, together with the boards of directors of our subsidiaries, that are applicable to their senior officers;

•	either as a committee or together with the other independent directors (as directed by our board of directors), to administer our stock plans and make grants of stock options and other awards as provided in those plans;

•	make recommendations to our board of directors regarding incentive compensation plans and equity-based plans for our other senior officers and those of our subsidiaries;

•	advise the corporate governance and nominating committee on the compensation of directors, including the chairman of the board and the chairpersons of the committees of our board of directors; and

•	provide the report of the compensation committee on executive compensation for inclusion in our annual proxy statement pursuant to the rules and regulations of the SEC.
      The compensation committee held two meetings during the fiscal year ended December 31, 2005. Our board of directors adopted a compensation committee charter on November 2, 2005, which is posted on our website at www.sterlingconstructionco.com.

Corporate Governance and Nominating Committee
      In August 2005, our board of directors formed a corporate governance and nominating committee, which consists of Messrs. Steadman (Chairman) and Abernathy, each of whom is an independent director under the standards of the SEC, Nasdaq and AMEX. Prior to his resignation, Mr. Davies was also a member of our corporate governance and nominating committee and was also independent. Our corporate governance and nominating committee assists our board of directors in fulfilling its responsibility with respect to corporate governance. In particular, the corporate governance and nominating committee has the responsibility to:

•	develop and recommend to our board of directors appropriate corporate governance principles and rules;

•	recommend appropriate policies and procedures to ensure the effective functioning of our board of directors;

•	identify and nominate qualified candidates for election to our board of directors and its committees;

•	recommend directors for membership on our committees;

•	develop and make recommendations to our board of directors regarding standards and processes for determining the independence of our board of directors under applicable laws, rules and regulations;

•	develop and oversee the operation of an orientation program for new directors and determine whether and what form and level of continuing education for directors is appropriate;

•	periodically review our code of ethics and insider trading policy to ensure that they remain responsive both to legal requirements and to the nature and size of our business; and

•	set the remuneration for non-employee directors, committee members and committee chairpersons.
      The corporate governance and nominating committee held one meeting during the fiscal year ended December 31, 2005. Our board of directors adopted a corporate governance and nominating committee charter on November 2, 2005, which is posted on our website at www.sterlingconstructionco.com.
Compensation Committee Interlocks and Insider Participation
      In July 2001, Messrs. Abernathy, Frickel and Mills were appointed as the members of our compensation committee. In August 2004, Mr. Mills stepped down as a member of the compensation committee, and Mr. Davies was elected to take his place. Prior to July 2001, Mr. Davies was one of our executive officers, but none of our executive officers served as a director or member of the compensation committee (or any other committee serving an equivalent function) of any other entity, whose executive officers served as a director or member of our compensation committee.
      Our board of directors intends that any transactions with officers, directors and affiliates will be entered into on terms no less favorable to us than could be obtained from unrelated third parties and that they will be approved by a majority of the board of directors who are independent and disinterested with respect to the proposed transaction. Our audit committee reviews in advance all related party transactions in excess of $50,000.
      See relationship involving Mr. Frickel disclosed under “Certain Transactions — Other Transactions.”
Director Compensation
      For fiscal 2005, non-employee directors received meeting fees and the committee chairmen received an additional fee, as set forth below. In August 2005, our board of directors formed a corporate governance and nominating committee and approved the payment of the same fees to the members and chairman of that committee as are paid to the members and chairman of the compensation committee. Current board of directors and committee fee arrangements are summarized in the table below:

Annual Fees:
All Directors	$7,500
All Directors (at each annual meeting of stockholders)	A ten-year option to purchase 5,000 shares of our common stock, granted at the market price on the date of grant and vesting in full on the date of grant.
Additional Annual Fees:
Chairman of the Audit Committee	$7,500
Chairman of the Compensation Committee	$2,500
Chairman of the Corporate Governance and Nominating Committee	$2,500
Meeting Fees:
Regularly scheduled in-person Board meeting	$1,250
Regularly scheduled telephonic Board meeting	$1,000
Other telephonic Board meeting	$500
Committee meetings (including the chairman)	$750
Our directors do not receive additional compensation for serving on the board of directors of any of our subsidiaries. In addition, all directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of our board and board committees. Directors living outside North America (currently only Mr. Mills) have the option of attending regularly scheduled in-person meetings by telephone, and those who elect to do so are paid an attendance fee as if they had attended in person.

Executive Compensation
      The following table sets forth all compensation earned during the 2005, 2004 and 2003 fiscal years by the chief executive officer and other executive officers of Sterling Construction Company, Inc., or SCC, who were serving at the end of the 2005 fiscal year and whose total annual salary and bonus earned in fiscal 2005 exceeded $100,000.

						Long-Term
		Annual Compensation				Compensation

						Securities	All
Name and	Fiscal				Other Annual	Underlying	Other
Principal Position	Year	Salary	Bonus		Compensation	Options/SARs	(5)

Patrick T. Manning(1)	2005	$240,000	$365,000	(2)	$28,200	11,500	$2,215
Chairman of the Board	2004	$225,496	$179,873		$12,850	13,500	—
& Chief Executive Officer	2003	$200,000	$300,000		$12,850	3,500	—
Joseph P. Harper, Sr.(3)	2005	$215,000	$340,000	(2)	$30,850	11,500	$6,450
President & Chief	2004	$196,718	$173,776		$12,850	13,500	$5,919
Operating Officer	2003	$187,308	$300,000		$12,850	3,500	$5,205
Maarten D. Hemsley(4)	2005	$108,067	$50,000	(2)	$7,660	2,800	$3,242
Chief Financial Officer	2004	$88,269	—		$4,500	5,000	$2,550
	2003	$88,651	—		$4,500	—	—

(1)	We entered into a three-year employment agreement with Mr. Manning, effective July 18, 2004, as amended, under which he is paid an annual base salary of $240,000. Other annual compensation in 2005 consists of country club fees and monthly dues and a $700 per month car allowance.

(2)	The actual bonus amounts awarded for 2005 will be based on the terms of the respective named executive officer’s employment agreement with us and our financial performance, which has not yet been determined. The amount listed herein is an estimate based on our expected results of operations, as described in “Guidance.”

(3)	We entered into a three-year employment agreement with Mr. Harper, effective July 18, 2004, as amended, under which he is paid an annual base salary of $215,000. Other annual compensation in 2005 consists of country club monthly dues, a $700 per month car allowance and $18,000 for unused vacation time in 2005.

(4)	We entered into a two-year employment agreement with Mr. Hemsley, effective July 18, 2005, under which he is paid an annual base salary of $135,000. Other annual compensation in 2005 consists of the payment by SCC of Mr. Hemsley’s annual long-term disability insurance premium and life insurance premium.

(5)	All other compensation includes employer contributions under our 401(k) plan.

Stock Option Grants in the Last Fiscal Year
      During fiscal 2005, options to acquire our common stock were granted by our board of directors to the individuals named above in the summary compensation table pursuant to our 2001 Stock Incentive Plan, as follows:

					Potential Realizable
					Value at Assumed
					Annual Rates of
					Stock Price
					Appreciation for
	Individual Grants				Option Term

	Number of	% of Total Options
	Securities	Granted to	Exercise
	Underlying Options	Employees in	Price
Name	Granted (#)	Fiscal 2004	($/Share)	Expiration Date	5%	10%

Patrick T. Manning	10,000	8.5%	$9.69	July 18, 2010	$26,772	$59,158
	1,500	1.3%	$16.78	September 12, 2010	$7,087	$15,696
Joseph P. Harper, Sr.	10,000	8.5%	$9.69	July 18, 2010	$26,772	$59,158
	1,500	1.3%	$16.78	September 12, 2010	$7,087	$15,696
Maarten D. Hemsley	2,800	2.3%	$9.69	July 18, 2010	$7,496	$16,564
      Options to acquire 117,600 shares of our common stock were granted to our employees during fiscal 2005. The options to acquire 10,000 shares of our common stock granted to Messrs. Manning and Harper, and the option to acquire 2,800 shares of our common stock granted to Mr. Hemsley, vest in full on July 18, 2007. The options to acquire 1,500 shares of our common stock granted to Messrs. Manning and Harper vest in five equal installments on the first five anniversaries of the date of grant. Vesting of all of the options granted to Messrs. Manning, Harper and Hemsley is accelerated in the event of a change in control of our company, as defined in our 2001 Stock Incentive Plan.
Aggregate Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values
      During fiscal 2005, there were no option exercises by any of the individuals named above in the executive compensation table.
      The following table sets forth certain information based upon the fair market value per share of our common stock at December 30, 2005 ($16.83), with respect to stock options held on that date by each of the individuals named above in the summary compensation table. The “value” of unexercised in-the-money options is the difference between the market value of our common stock subject to the options at December 30, 2005 and the exercise price of the option shares.

	Number of Securities
	Underlying Unexercised		Value of Unexercised
	Options at		In-the-Money Options at
	December 30, 2005		December 30, 2005

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Patrick T. Manning	7,160	28,540	$106,000	$308,648
Joseph P. Harper, Sr.	10,701	24,999	$157,774	$256,875
Maarten D. Hemsley	438,924	5,300	$6,751,800	$54,317
Employment Contracts; Termination of Employment; and Change-in-Control Arrangements
      Mr. Patrick T. Manning. Mr. Manning serves as our Chairman of the Board and Chief Executive Officer and President and Chief Executive Officer of Sterling General, Inc., or SGI, the general partner of TSC under an employment agreement dated July 18, 2004, as amended on November 2, 2005. The term of Mr. Manning’s employment under the agreement continues until July 18, 2007, followed by additional one-year terms if we give at least 90 days’ notice to extend the agreement prior to the end of the term and if Mr. Manning has not already given 180 days’ notice of his intention to resign. Failure to extend the original three-year term of the agreement and any one-year extended term gives Mr. Manning “good reason” to terminate his employment agreement (as discussed below).

      The agreement provides for the payment to Mr. Manning of a base annual salary of $240,000. Mr. Manning is also entitled to an annual bonus of $125,000 for any fiscal year during which TSC, on a consolidated basis, achieves 75% or more of its budgeted EBITDA. Annual budgets are subject to the approval of the boards of directors of both TSC and SCC. An additional incentive bonus of up to a maximum of 100% of his base annual salary is payable to Mr. Manning based on the extent by which (if at all) TSC’s consolidated EBITDA for a given year exceeds budgeted EBITDA, provided that the excess is at least 10%. The additional incentive bonus, however, is subject to a cap that has the effect of limiting, on a pro rata basis, the additional incentive bonuses payable to certain executive officers of SGI (including Mr. Manning) to 30% of the amount of the excess EBITDA. As listed above in the summary compensation table, Mr. Manning earned total bonuses of $300,000 in 2003 and $179,873 in 2004, which were paid in 2004 and 2005, respectively. As of the effective date of the employment agreement and on its first two anniversaries, we are obligated to grant Mr. Manning an employee stock option to purchase 10,000 shares of our common stock at an exercise price equal to the fair market value of a share of common stock on the date of the grant. Each option expires five years from its date of grant and vests in full on July 18, 2007, the end of the three-year term of the employment agreement. Mr. Manning is also entitled to a car allowance, paid vacation time and participation in our health, bonus and other fringe benefit plans.
      If Mr. Manning terminates his employment for “good reason” (as defined in the agreement), we must continue to pay his annual base salary for the balance of the term of the agreement, but in any event for 12 months. If we terminate Mr. Manning’s employment without “good cause” (as defined in the agreement), we must continue to pay him his annual base salary until the earlier of the balance of the term of the agreement (including any extensions thereof) or until he ceases to be subject to the non-competition and non-solicitation obligation described below. If Mr. Manning terminates his employment without good reason, if we terminate his employment for good cause, or in the event of his death or permanent disability, we are only required to pay him his base annual salary and any vested benefits through the date of termination. The options granted to Mr. Manning under the employment agreement will continue in effect until they expire or are exercised notwithstanding his termination of employment, unless we terminate Mr. Manning’s employment for good cause, in which case the options will terminate on the date that Mr. Manning’s employment terminates.
      Mr. Manning is also subject to non-competition and non-solicitation provisions for a period of one or two years after termination of employment depending on the reason for the termination, along with ongoing confidentiality requirements. If the termination of Mr. Manning’s employment is by us without good cause or by Mr. Manning for good reason, our payment obligations described below and the non-competition and non-solicitation obligations continue for one year. If the termination of his employment is by us for good cause or by Mr. Manning without good reason, our payment obligations and the non-compete and non-solicitation obligations continue for two years. The agreement provides for a payment to Mr. Manning after his employment terminates of $1,000 per month in exchange for his obligation not to compete with SCC or TSC and not to solicit their customers, clients or employees during the applicable period. In the event Mr. Manning’s employment is terminated by us without good cause, Mr. Manning may elect to forego the monthly payments and be free of any non-compete and non-solicitation obligations. In the event Mr. Manning terminates the agreement because of a “change in control” (as defined in the agreement), SCC is under no obligation to make the payments, and Mr. Manning is not subject to the non-competition or non-solicitation obligation. By their terms, the vesting of all of Mr. Manning’s stock options is accelerated in the event of a change in control of our company.
      Mr. Joseph P. Harper, Sr. Mr. Harper is our President and Chief Operating Officer and Treasurer of SGI under a three-year employment agreement identical to Mr. Manning’s except that his base annual salary is $215,000 and he is entitled to take 18 weeks of vacation with the right to extend or reduce that vacation time by foregoing or receiving additional annual base salary at the rate of $4,000 per week. By their terms, the vesting of all of Mr. Harper’s stock options is accelerated in the event of a change in control of our company.

      Mr. Maarten D. Hemsley. Mr. Hemsley is our Chief Financial Officer under a two-year employment agreement that is substantially similar to Mr. Manning’s, except that his base annual salary is $135,000, his maximum regular bonus is $50,000, any additional bonus is in the discretion of the compensation committee and is limited to a maximum of $75,000 and his annual stock option grant is 2,800 shares of our common stock. The agreement provides for long-term disability coverage and a minimum of $100,000 of term life insurance coverage. Unlike the employment agreements of Messrs. Manning and Harper, if Mr. Hemsley terminates his employment within 30 days after a “change in control” (as defined in the agreement), Mr. Hemsley is entitled to accelerated vesting of all his stock options and the payment of any bonus that is earned but has not been paid on the date of termination.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth information regarding the beneficial ownership of our common stock and the shares beneficially owned by the selling stockholders as of December 30, 2005, for:

•	each person known by us to beneficially own more than 5% of our outstanding common stock;

•	each executive officer named above in the summary compensation table;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	the selling stockholders.
      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, and their address is 20810 Fernbush Lane, Houston, Texas 77073. The percentage of beneficial ownership before the offering is based on 8,165,123 shares of common stock outstanding as of December 30, 2005. The percentage of beneficial ownership after the offering is based on 10,490,144 shares of common stock outstanding, including the shares of common stock to be sold by us and the selling stockholders in this offering. Such number, and the post-offering ownership percentages in the table below, take into account the exercise of the underwriters’ overallotment option.

					Shares Beneficially
	Shares Beneficially Owned				Owned After this
	Prior to this Offering				Offering
				Number of
Name of Beneficial Owner	Number		Percent	Shares Offered	Number	Percent

John D. Abernathy	104,162	(1)	1.3%	—	104,162	1.0%
Robert W. Frickel	79,000	(2)	1.0%	—	79,000	*
Joseph P. Harper, Sr.	811,642	(3)	9.8%	—	811,642	7.6%
Maarten D. Hemsley	519,812	(4)	6.0%	—	519,812	4.8%
Patrick T. Manning	236,380	(5)	2.9%	—	236,380	2.2%
Christopher H. B. Mills	887,000	(6)	10.9%	—	887,000	8.4%
Milton L. Scott	—		—	—	—	—
David R. A. Steadman	19,000	(7)	*	—	19,000	*
North Atlantic Smaller Companies Investment Trust plc
c/o North Atlantic Value LLP** Ryder Court 14 Ryder Street London SW1Y 6QB, England	870,000	(8)	10.7%	—	870,000	8.3%
J O Hambro Capital Management Group, Limited
Ryder Court 14 Ryder Street London SW1Y 6QB, England	870,000	(8)	10.7%	—	870,000	8.3%
J O Hambro Capital Management Limited
Ryder Court 14 Ryder Street London SW1Y 6QB, England	870,000	(8)	10.7%	—	870,000	8.3%

					Shares Beneficially
	Shares Beneficially Owned				Owned After this
	Prior to this Offering				Offering
				Number of
Name of Beneficial Owner	Number		Percent	Shares Offered	Number	Percent

Growth Financial Services Limited
c/o North Atlantic Value LLP** Ryder Court 14 Ryder Street London SW1Y 6QB, England	870,000	(8)	10.7%	—	870,000	8.3%
Robert M. Davies
c/o Cahill Gordon & Reindel LLP
80 Pine Street New York, New York 10005 Attention: John Schuster	180,492	(9)	2.2%	180,492	—	—
KTI, Inc.
c/o Casella Waste Systems, Inc. 25 Greens Hill Lane Rutland, Vermont 05701	100,000	(10)	1.2%	100,000	—	—
Linda Manning
14 Highland Green The Woodlands, Texas 77381	303,445	(10)	3.7%	41,266	262,179	2.5%
All directors and executive officers as a group (9 persons)	2,700,156	(11)	30.2%	—	2,700,156	24.0%

*	Represents beneficial ownership of less than one percent (1%)

**	Successor to J O Hambro Capital Management Limited

(1)	This number includes 98,166 shares that are issuable under outstanding stock options within 60 days of December 30, 2005 at prices ranging from $0.75 to $6.87 per share.

(2)	This number includes 17,000 shares issuable under outstanding stock options that are exercisable within 60 days of December 30, 2005 at prices ranging from $1.50 to $6.87 per share.

(3)	This number includes 10,701 shares issuable under outstanding stock options that are exercisable within 60 days of December 30, 2005 at prices ranging from $1.50 to $16.78 per share and 127,574 shares issuable under a warrant that is presently exercisable at $1.50 per share.

(4)	This number includes 438,924 shares issuable under outstanding stock options that are exercisable within 60 days of December 30, 2005 at prices ranging from $0.50 to $9.69 per share.

(5)	This number includes 7,160 shares issuable under outstanding stock options that are exercisable within 60 days of December 30, 2005 at prices ranging from $1.50 to $16.78 per share and 22,220 shares issuable under a warrant that is presently exercisable at $1.50 per share.

(6)	This number includes the 870,000 shares that are described in note 10 and 17,000 shares issuable under outstanding stock options that are exercisable within 60 days of December 30, 2005 at prices ranging from $1.50 to $6.87 per share.

(7)	This number includes 5,000 shares issuable under outstanding stock options that are exercisable within 60 days of December 30, 2005 at $6.87 per share.

(8)	J O Hambro Capital Management Group Limited, JOHCMG, Christopher H. B. Mills, Growth Financial Services Limited and NASCIT claim shared voting power of these shares pursuant to Amendment No. 1 to a Schedule 13G filed with the SEC on February 14, 2002.

(9)	These shares are issuable under outstanding stock options that are exercisable within 60 days of December 30, 2005 at prices ranging from $0.875 to $6.87 per share.

(10)	This number includes 41,266 shares issuable under an outstanding warrant that is exercisable within 60 days of December 30, 2005 at a price of $1.50 per share.

(11)	This number includes 614,951 shares issuable under outstanding stock options that are exercisable within 60 days of December 30, 2005 at prices ranging from $0.50 to $16.78 per share and 149,794 shares issuable under warrants that are presently exercisable at $1.50 per share.

CERTAIN TRANSACTIONS
      The descriptions set forth below are qualified in their entirety by reference to the applicable agreements, copies of which are filed as exhibits to the registration statement, of which this prospectus forms a part.
Sterling Acquisition
      Certain members of our management team have assisted us in expanding our capital base by providing different types of financing over the last seven years. In October 1999, we increased our consolidated equity ownership of TSC from 7% to 12% and subsequently increased our ownership to 80.1% in July 2001 and to 100% in December 2004. These acquisition transactions were financed in part through loans made by certain members of management to us.
      In connection with the increase of our purchase of equity in TSC in 1999, Mr. James D. Manning (a founder of TSC and brother of Patrick T. Manning, our Chairman and Chief Executive Officer) and Mr. Hemsley (our Chief Financial Officer and a director) loaned $800,000 and $116,000, respectively, to us. These promissory notes accrued interest at the rate of 14% payable quarterly and had a maturity date of October 2000. In July 2001, we:

•	refinanced the note issued to Mr. Hemsley by adding the amount of accrued and unpaid interest and reducing the interest rate to 12% per annum and extending the maturity date to July 2005;

•	refinanced the note issued to James D. Manning by reducing the interest rate to 12% per annum and extending the maturity date to July 2005;

•	issued a new $187,000 zero coupon promissory note to James D. Manning with an interest rate of 12% per annum, in consideration for his agreeing to amend the original note;

•	issued an additional note to Mr. Hemsley ($136,421) with an interest rate of 12% per annum, in connection with a business combination; and

•	issued warrants to purchase shares of our common stock, including warrants to Messrs. James D. Manning, Patrick T. Manning, Joseph P. Harper Sr. and Joseph Harper, Jr. (son of Joseph P. Harper, Sr.) for the acquisition of 111,407, 63,486, 127,574 and 13,119 shares of our common stock, respectively.
James D. Manning subsequently sold $370,000 of his notes to Mr. Harper (our President and Chief Operating Officer) and $123,000 of his notes to an officer of Sterling General, Inc., one of our subsidiaries. As a result of these transactions, Messrs. James D. Manning, Hemsley and Joseph P. Harper, Sr., held notes in the principal amounts of $493,500, $280,574 and $370,125, respectively. Thereafter, all of the notes were amended to provide for a maturity date coterminous with the date that we were required to purchase the remaining interest in TSC from the SHH stockholders who received a right during the 2001 equity purchase to sell (put) their remaining SHH shares to us starting in July 2004. In October 2005, Mr. Patrick T. Manning transferred a warrant to purchase 41,266 shares of common stock to Linda Manning.
      In July 2004, the stockholders of SHH exercised their put right to require that we purchase their remaining shares of SHH for consideration consisting of a combination of cash, our common stock and our five-year notes bearing interest at an annual rate of 12%. The exercise of the put right also triggered the acceleration of the maturity of the other notes discussed above, which were satisfied in November and

December 2004 through a payment of cash and the issuance of the same form of five-year notes. The cash paid and common stock and notes issued as a result of all these transactions were as follows:

Name	Cash	Shares	Five-Year Notes

Patrick T. Manning	$460,458	135,474	$364,831
James D. Manning	$660,649	218,357	$2,124,633
Joseph P. Harper, Sr.	$1,045,764	345,437	$3,020,201
Maarten D. Hemsley	$208,397	—	$207,504
Joseph P. Harper, Jr.	$102,023	142,339	$134,772
Contemplated Transactions
      Concurrently with the consummation of this offering, we anticipate that we will prepay in full the approximately $8.4 million outstanding principal amount of, and accrued interest on, our five-year 12% promissory notes described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Other Debt.” As a result, Messrs. Patrick T. Manning, James D. Manning, Joseph P. Harper, Sr., Hemsley and Joseph Harper, Jr. will receive cash principal payments of $318,592, $1,855,350, $2,637,422, $181,205 and $117,691, respectively.
Steel City Products Financing
      In January 2003, certain members of management, including Mr. Harper ($70,000) and Mr. Hemsley ($25,000), loaned an aggregate of $250,000 to Steel City Products for working capital. Under the original terms of the loan, interest at an annual rate of 10% per annum was paid monthly, with a maturity date of July 2003. The maturity date was later extended to December 2003 with the addition of our guarantee of the notes and was extended again through June 2004 with an increase in the interest rate to 12% per annum. These notes were repaid in full in three installments in January and February 2005.
Other Transactions
      Since January 2001, Mr. Hemsley has provided consulting services to (and since May 2002 has been an employee of) J O Hambro Capital Management Group Limited, or J O Hambro, as Fund Manager of Leisure & Media Venture Capital Trust plc, and recently of its Trident Private Equity II investment fund, neither of which funds were or are an investor in us or any of our affiliates. J O Hambro held 10.7% of our outstanding capital stock at December 30, 2005.
      Mr. Frickel is President of R.W. Frickel Company, P.C., an accounting firm based in Michigan that performs certain accounting and tax services for us. Fees paid or accrued to R.W. Frickel Company for fiscal 2005 were approximately $113,000.
      In July 2005, Patrick Manning married Amy Peterson, the sole beneficial owner of Paradigm Outdoor Supply, LLC and Paradigm Outsourcing, Inc., both of which are women-owned business enterprises. The Paradigm companies provide materials and services to us and to other contractors. From July 2005, when Ms. Peterson and Mr. Manning were married, through December 31, 2005, we paid approximately $6.0 million to the Paradigm companies for materials and services. Our audit committee approved all purchases from the Paradigm companies for the period July 2005 through December 31, 2005.
      Joseph Harper, Jr., the son of our President and Chief Operating Officer, is employed as the Chief Financial Officer of Sterling General, Inc. and received a salary and bonus in fiscal 2005 of approximately $165,000.
      Reference is made to information contained under the headings “Management — Director Compensation,” “Management — Employment Contracts; Termination of Employment; and Change-in-Control Arrangements” and “Management — Compensation Committee Interlocks and Insider Participation.”

DESCRIPTION OF CAPITAL STOCK
      Our authorized capital stock consists of 14,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors. Upon completion of this offering, there will be 10,186,881 outstanding shares of common stock, 1,121,455 shares reserved for issuance under our employee stock option plans (including outstanding options granted thereunder), 386,073 shares reserved for issuance under outstanding warrants, and no outstanding shares of preferred stock. The following description of our capital stock is only a summary, does not purport to be complete and is subject to and qualified by our restated and amended certificate of incorporation, as amended, and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.
Common Stock
      Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefor. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued in the offering will be, upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.
Preferred Stock
      Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. We have no current intention to issue any shares of preferred stock.
      Our restated and amended certificate of incorporation, as amended, permits us to issue up to 1,000,000 shares of preferred stock from time to time. Subject to the provisions of our restated and amended certificate of incorporation, as amended, and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.
      The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders.
      As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Preferred Stock Purchase Rights
      In December 1998, we entered into a rights agreement with American Stock Transfer & Trust Company, as rights agent, providing for a dividend of one purchase right for each outstanding share of our common stock. We issued the dividend to stockholders of record on December 29, 1998 and holders of shares of common stock issued since that date are issued rights with their shares. The rights trade automatically with shares of common stock and become exercisable only under the circumstances described below. The rights are designed to protect the interests of SCC and our stockholders against coercive tactics by encouraging potential acquirers to negotiate with the board of directors of SCC prior to attempting a takeover and to provide the board with leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The rights may have anti-takeover effects but the rights are not intended to prevent a takeover of SCC.
      Until a right is exercised, the rights will not entitle the holder to additional rights as an SCC stockholder, including, without limitation, the right to vote or to receive dividends. Upon becoming exercisable, each right will entitle its holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $10 per one one-hundredth of a share, subject to adjustment. In general, the rights will become exercisable upon the earlier of: (i) the tenth day after a person or group of affiliated or associated persons (an “acquiring person”) publicly announces that he, she or it has acquired, or has obtained the right to acquire, beneficial ownership of 4.5% or more of our outstanding common stock, or (ii) 10 business days (or such later date as may be determined by action of SCC’s board of directors taken prior to a person or group becoming an acquiring person) following the commencement or announcement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 4.5% or more of the outstanding common stock. The earlier of such dates is referred to as the “distribution date.” In the event that, after the distribution date occurs and a person or group becomes an acquiring person, (i) SCC is acquired in a merger or other business combination transaction, or (ii) 50% or more of our consolidated assets or earning power are sold, proper provision must be made so that each holder of a right that has not theretofore been exercised, exchanged or redeemed (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the purchase price.
      Any rights that are at any time beneficially owned by an acquiring person, or any associate or affiliate of the acquiring person, will be null and void and nontransferable, and any holder of such right, including any purported transferee or subsequent holder, will be unable to exercise or transfer the right.
      The rights will expire on December 29, 2008, unless redeemed or exchanged prior to that time. At any time on or prior to the earlier of (i) the time a person or group becomes an acquiring person and (ii) the expiration date, we may redeem the rights in whole, but not in part, at a price of $0.001 per right.
      The preceding summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the rights agreement and the form of rights certificate, which are incorporated by reference to Exhibit 99.1 to our Form 8-A filed with the SEC on January 5, 1999.
Provisions of Our Certificate of Incorporation and Bylaws
      Our restated and amended certificate of incorporation, as amended, prohibits the transfer (other than by SCC or with the consent of our board of directors) of our common stock to any person who, after taking into consideration such transfer, would own more than 4.5% of our outstanding common stock. Any purported transfer to the contrary will not be effective. Prohibiting a person from acquiring more than 4.5% of our common stock might impact a person’s decision to purchase our voting securities in an attempt to cause a change in control of SCC.
      Under the Delaware General Corporation Law, or DGCL, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our charter and bylaws grant our board the power to adopt, amend and repeal our bylaws on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws but only at any regular or special meeting of stockholders by the holders of not less than 75% of the voting power of all outstanding voting stock.
      Our restated and amended certificate of incorporation, as amended, provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board.
      When there is a classified board of directors, the DGCL provides that stockholders may remove directors only for cause, unless a company’s certificate of incorporation otherwise provides. Our restated and amended certificate of incorporation, as amended, and bylaws do not permit the removal of directors other than for cause. Such requirement may deter third parties from making a tender offer or acquiring our common stock through open market purchases in order to obtain control of us because they could not use their acquired voting power to remove existing directors.
      Our restated and amended certificate of incorporation, as amended, and bylaws provide that special meetings of our stockholders may be called only by our board of directors. Stockholders are prohibited from calling special meetings. Eliminating the ability of stockholders to call a special meeting may result in delaying expensive proxy contests until our annual stockholders meeting, which might impact a person’s decision to purchase our voting securities in an attempt to cause a change in control of SCC.
      Our restated and amended certificate of incorporation, as amended, and bylaws provide that stockholders may take action only at an annual or special meeting of the stockholders. Stockholders may not act by written consent. Eliminating the ability for stockholders to act by written consent could lengthen the amount of time required to take stockholder actions, which will ensure that stockholders will have sufficient time to weigh the arguments presented by both sides in connection with any contested stockholder vote, thereby potentially discouraging, delaying or preventing a change in control of SCC.
      Although Section 214 of the DGCL provides that a corporation’s certificate of incorporation may provide for cumulative voting for directors, our restated and amended certificate of incorporation, as amended, does not provide for cumulative voting. As a result, the holders of a majority of the votes of the outstanding shares of our common stock have the ability to elect all of the directors being elected at any annual meeting of stockholders.
Registration Rights Agreements
      Each of our outstanding warrants gives the holder of the warrant the right to have the shares that he or it can purchase under his or its warrant included in any public offering of our shares, including this offering (with certain exceptions). Prior to filing a registration statement, we are required to give written notice to the warrant holders. Each warrant holder then has 20 days in which to elect to have his or its shares included in the offering. If the offering is underwritten, the warrant holder has to agree to participate in the underwriting if he or it wants his or its shares included. However, the number of shares that warrant holders desire to include in an offering can be reduced or eliminated if the managing underwriter determines that marketing factors require a limitation on the number of shares (other than the shares to be issued by us) to be included in the offering. If the managing underwriter imposes a reduction in the number of shares, the reduction is on a pro rata basis among other warrant holders electing to have their shares included in the offering. We are required to pay the expenses of the offering, including the registration and filing fees, exchange listing fees, and the fees and expenses of our counsel and accountants, but are not required to pay any brokerage fees, selling commissions or underwriting discounts of the warrant holders or the fees and expenses of their counsel. In addition, we are required to indemnify the warrant holders against any claims resulting from any untrue statement of a material fact that is in the registration statement or any omission to state a fact required to be stated or necessary to make statements in the registration statement not misleading, unless the claim is based on information that was provided by a warrant holder. Each warrant holder participating in the offering is required to indemnify us against any claims resulting from any untrue statement of a material fact that is in the registration statement or any omission to state a fact required to be stated or necessary to make statements in the registration statement not misleading if the claim is based on information that was provided by the warrant holder.
Delaware Anti-Takeover Law
      Section 203 of the DGCL provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.
      Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The restrictions described above also do not apply to specified business combinations with a person who is an “interested stockholder” prior to the time when the corporation’s common stock is listed on a national securities exchange, so these restrictions would not apply to a business combination with any person who is a stockholder of SCC prior to this offering.
      Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.
      Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE
      We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.
      Upon the completion of this offering, we will have 10,186,881 shares (or in the event the underwriters’ over-allotment option is exercised in full, 10,490,144 shares) of our common stock outstanding. Of these shares, 6,224,064 shares (or in the event the underwriters’ over-allotment option is exercised in full, 6,527,327 shares) will be freely tradable without restriction, except for any shares of our common stock purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.
      The remaining 3,962,817 shares of our common stock outstanding upon completion of this offering are deemed “restricted securities,” as that term is defined under Rule 144 of the Securities Act, are held by affiliates and must be sold in compliance with Rule 144 or are subject to the lock-up agreements described in “Underwriting.” Securities that are restricted or held by affiliates may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration under the provisions of Rule 144 or Rule 144(k) under the Securities Act, which rules are described below. Of the 3,962,817 shares of our common stock that are deemed restricted and that will be outstanding upon completion of this offering, 2,849,389 shares would qualify for exemption under Rule 144 and 1,107,928 shares would qualify for exemption under Rule 144(k).
Rule 144
      In general, under Rule 144 as currently in effect, a person, or persons whose shares must be aggregated, who has beneficially owned restricted shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 101,869 shares (or, in the event the underwriters’ over-allotment option is exercised in full, 104,901 shares) immediately after this offering, or

•	the average weekly trading volume of our common stock on the AMEX or Nasdaq, as applicable, during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.
      Sales under Rule 144 are also generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person, or persons whose shares must be aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell the shares under Rule 144(k) without complying with the manner of sale, public information, volume limitations or notice or public information requirements of Rule 144. Therefore, unless otherwise restricted, the shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.
Lock-Up Agreements
      For a description of the 120-day lock-up agreements with the underwriters that restrict sales of shares by us and by our executive officers, directors, other members of management and certain affiliates, see “Underwriting — Lock-Up Agreements.”

UNDERWRITING
      Subject to the terms and conditions set forth in the underwriting agreement, the underwriters named below, for whom D.A. Davidson & Co. and Morgan Joseph & Co. Inc., are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to each underwriter, the respective number of shares of common stock set forth opposite the name of each underwriter below:

Underwriter	Number of Shares

D.A. Davidson & Co.	1,213,055
Morgan Joseph & Co. Inc.	808,703

Total	2,021,758

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligation of the several underwriters to purchase the shares of common stock offered by this prospectus is subject to the satisfaction of the conditions contained in the underwriting agreement. The underwriters must purchase all of the shares of common stock offered hereby if any of the shares are purchased, except for the shares covered by the over-allotment option described below, unless and until the option is exercised.
      The underwriters have advised us and the selling stockholders that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers at the public offering price less a selling concession not in excess of $0.63 per share. The underwriters also may allow, and dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the representatives may change the offering price and other selling terms.
Over-Allotment Option
      We have granted the underwriters an option to purchase up to 303,263 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. The underwriters may exercise this option, in whole or in part, at any time and from time to time for 30 days from the date of the underwriting agreement. To the extent that the underwriters exercise this option, each underwriter will be committed, as long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriters’ initial commitment as set forth in the preceding table, and we will be obligated to sell the shares of common stock to the underwriters. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Underwriting Discount and Offering Expenses
      The following table shows the per share and total public offering price, underwriting discount to be paid to the underwriters, and the net proceeds to us and the selling stockholders before expenses. This information is presented assuming both no exercise and full exercise by the underwriters of their over-allotment option.

		Total

		Without	With
	Per	Overallotment	Overallotment
	Share	Exercise	Exercise

Public offering price	$15.00	$30,326,370	$34,875,315
Underwriting discount payable by us	$1.05	$1,785,000	$2,103,426
Underwriting discount payable by the selling stockholders	$1.05	$337,846	$337,846
Proceeds, before expenses, to us	$13.95	$23,715,000	$27,945,519
Proceeds, before expenses, to the selling stockholders	$13.95	$4,488,524	$4,488,524
      In addition to the underwriting fees described above, we have agreed to pay D.A. Davidson & Co. a non-accountable expense allowance of $100,000. Including this amount, we estimate that the expenses of this offering payable by us, exclusive of the underwriting discount, will be approximately $767,500.
Stabilizing Transactions
      In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include over-allotment and stabilizing transaction, “passive” market making and purchases to cover syndicate short positions created in connection with the offering.

•	Stabilizing transactions consist of certain bids or purchases made to prevent or retard a decline in the market price of our common stock.

•	Passive market making consists of displaying bids on the Nasdaq no greater than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow.

•	Syndicate short positions involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase from us in the offering.
      The representatives also may impose a penalty bid, whereby they may reclaim selling concessions from underwriting syndicate members or other broker-dealers in respect of the common stock sold in the offering for the members’ or broker-dealers’ respective accounts if the syndicate repurchases the shares in stabilizing or covering transactions.
      These activities may stabilize, maintain or otherwise affect the market price of our common stock, which may be greater than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.
      In addition, one or more selling stockholders may have covered short positions in respect of the shares being sold by them in this offering that will become uncovered as a result of this sale. After the distribution has been completed, they may close out these positions through purchases of the common stock in the open market.

Discretionary Accounts
      The underwriters have informed us that they do not intend to confirm sales of shares of our common stock being offered to accounts over which they exercise discretionary authority.
Lock-Up Agreements
      We, each of our executive officers, directors, other members of management and certain affiliates have agreed with the representatives that, during the period ending 120 days after the date of this prospectus, which we refer to as the restricted period, none of us will, without the prior consent of D.A. Davidson & Co., directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged or exercised for any such shares of common stock, or enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of our common stock. The restricted period is subject to a limited extension in certain circumstances if shares if our common stock are not “actively traded securities,” as defined in Rule 101(c)(1) of Regulation M under the Securities Exchange Act of 1934, as amended.
      The foregoing restrictions do not apply to:

•	the sale by us and the selling stockholders of shares of common stock to the underwriters;

•	the issuance by us of shares of common stock pursuant to, or the grant of options under, our existing stock incentive plans or outstanding warrants;

•	the sale of shares of common stock acquired in the public market after the closing of this offering; or

•	transfers of shares of common stock or securities convertible into or exercisable or exchangeable for common stock by any of the persons subject to a lock-up agreement (a) as a bona fide gift or gifts, (b) by will or intestacy or (c) to any affiliate or member of the such person’s immediate family or a trust created for the direct or indirect benefit of such person or the immediate family thereof; provided that, in any such case the transferee or transferees shall execute and deliver to the representatives, before such transfer, an agreement to be bound by the restrictions on transfer described above.
      In addition, during the restricted period, subject to certain exceptions, we have also agreed not to file any registration statement for the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of the representatives.
Directed Share Program
      At our request, the underwriters have reserved for sale to our employees, business associates and other third parties at the initial public offering price, up to 50,000 shares being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by D.A. Davidson & Co. The purchasers of these shares will not be subject to a lock-up except to the extent the purchasers are subject to a lock-up agreement with the underwriters as described above. We do not know if our employees, business associates and other third parties will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of the reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

Indemnification
      We and the selling stockholders will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments that the underwriters may be required to make in respect of those liabilities.
Other Relationships
      The underwriters and their affiliates may in the future provide various investment banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. The underwriters have advised us that, except as specifically contemplated in the underwriting agreement, they owe no fiduciary or other duties to us in connection with this offering, and that they have agreements and relationships with, and owe duties to, third parties, including potential purchasers of the securities in this offering, that may create actual, potential or apparent conflicts of interest between the underwriters and us.

LEGAL MATTERS
      The validity of the shares of common stock offered by this prospectus will be passed upon for our company by Andrews Kurth LLP, Houston, Texas. The underwriters have been represented by Stoel Rives LLP, Seattle, Washington.
EXPERTS
      The financial statements of Sterling Construction Company, Inc. and its subsidiaries as of December 31, 2003 and 2004, and for each of the years in the three year period ended December 31, 2004, have been included herein and in the registration statement in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We are subject to the informational requirements of the Exchange Act and file reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-1 to register our common stock being issued pursuant to this offering. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and our common stock offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy the registration statement and any other document that we file with the SEC at the SEC’s Public Reference Room, 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains registration statements, reports, proxy statements and other information regarding registrants, such as us, that file electronically with the SEC. The address of the web site is www.sec.gov. Except for the registration statement and its exhibits, the information that we file with the SEC is not included or incorporated in the registration statement and should not be relied upon by potential investors in determining whether to purchase shares of our common stock in this offering.
      You should rely only on the information contained in this document or to which we have referred you. We and the selling stockholders have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	September 30,	December 31,
	2005	2004

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$20,138	$3,449
Contracts receivable	40,762	26,250
Costs and estimated earnings in excess of billings on uncompleted contracts	3,296	5,884
Deferred tax asset	4,824	3,986
Prepaid taxes	80	—
Assets of discontinued operations held for sale	8,823	7,343
Other	847	1,497

Total current assets	78,770	48,409
Property and equipment, net	27,130	21,028
Goodwill	12,735	12,735
Deferred tax asset	3,400	6,493
Other assets	754	879

	16,889	20,107

Total assets	$122,789	$89,544

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$29,245	$14,382
Billings in excess of cost and estimated earnings on uncompleted contracts	12,017	4,477
Short-term debt, related parties	2,112	3,343
Current maturities of long term obligations	123	123
Liabilities of discontinued operations held for sale	8,582	7,786
Other accrued expenses	4,092	2,246

Total current liabilities	56,171	32,357
Long-term obligations:
Long-term debt	15,742	13,329
Long-term debt, related parties	6,865	7,755
Other long-term obligations	809	895

	23,416	21,979
Commitments and contingencies
Stockholders’ equity:
Preferred stock, par value $0.01 per share; authorized 1,000,000 shares, none issued	—	—
Common stock, par value $0.01 per share; authorized 14,000,000 shares, 8,147,483 and 7,378,681 shares issued	81	74
Additional paid-in capital	83,642	80,688
Deferred compensation expense	(1,136)	(161)
Accumulated deficit	(39,385)	(45,392)
Treasury stock, at cost, — and 207 common shares	—	(1)

Total stockholders’ equity	43,202	35,208

	$122,789	$89,544

The accompanying notes are an integral part of these condensed consolidated financial statements

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

	Nine Months Ended
	September 30,

	2005	2004

	(Unaudited)
Revenues	$157,805	$95,161

Cost of revenues	141,541	83,970

Gross profit	16,264	11,191
General and administrative expenses, net	6,771	5,844
Interest expense, net of interest income	1,198	1,053

Income from continuing operations before minority interest and income taxes	8,295	4,294
Minority interest	—	862

Income from continuing operations
Before income taxes	8,295	3,432
Income taxes	2,820	1,167

Net income from continuing operations	5,475	2,265

Net income from discontinued operations	532	342

Net income	$6,007	$2,607

Basic net income per share:
Income from continuing operations	$0.72	$0.43
Income from discontinued operations	$0.07	$0.06

Net income	$0.79	$0.49

Weighted average number of shares outstanding
Used in computing basic per share amounts	7,638,261	5,274,730

Diluted net income per share:
Income from continuing operations	$0.58	$0.32
Income from discontinued operations	$0.06	$0.05

Net income	$0.64	$0.37

Weighted average number of shares outstanding
Used in computing diluted per share amounts	9,467,306	7,158,697

The accompanying notes are an integral part of these condensed consolidated financial statements

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Amounts in thousands)

		Deferred	Additional
	Common	Compensation	Paid-in	Accumulated	Treasury
	Stock	Expense	Capital	Deficit	Stock	Total

	(Unaudited)
Balance at January 1, 2005	$74	$(161)	$80,688	$(45,392)	$(1)	$35,208
Net income	—	—	—	6,007	—	6,007
Stock issued upon option and warrant exercise	7	—	785	—	—	792
Stock options granted	—	(1,331)	1,331	—	—	—
Deferred compensation expense	—	356	—	—	—	356
Privatization of Steel City Products, Inc.	—	—	—	—	1	1
Reduction of valuation allowance — deferred tax asset	—	—	838	—	—	838

Balance at September 30, 2005	$81	$(1,136)	$83,642	$(39,385)	—	$43,202

      The accompanying notes are an integral part of this condensed consolidated financial statement

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Nine Months Ended
	September 30,

	2005	2004

	(Unaudited)
Net income	$6,007	$2,607
Net income from discontinued operations	(532)	(342)

Net income from continuing operations	5,475	2,265
Adjustments to reconcile income from operations to net cash provided by (used in) continuing operating activities:
Depreciation and amortization	3,826	3,487
Gain on sale of surplus equipment	(215)	(18)
Deferred tax expense	2,820	1,167
Deferred compensation expense	356	314
Minority interest in net earnings of subsidiary	—	862
Accretion of zero coupon notes	—	466
Other changes in operating assets and liabilities:
Increase in contracts receivable	(14,512)	(6,931)
Decrease (increase) in costs and estimated earnings in excess of billings on uncompleted contracts	2,588	(3,880)
Decrease in prepaid expense and other assets	660	1,069
Increase in trade payables	14,863	4,474
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	7,540	(4,993)
Increase in accrued compensation and other liabilities	1,967	738

Net cash provided by (used in) continuing operating activities	25,368	(980)
Cash flows from continuing operations investing activities:
Additions to property and equipment	(9,948)	(2,527)
Proceeds from sale of surplus equipment	270	153

Net cash used in continuing operations investing activities	(9,678)	(2,374)
Cash flows from financing activities:
Cumulative daily drawdowns of revolvers	112,783	65,576
Cumulative daily reductions of revolvers	(110,370)	(60,260)
Repayments under long-term obligations	(2,206)	(2,155)
Issuance of common stock, pursuant to options and warrants	792	392

Net cash provided by continuing financing activities:	999	3,553
Cash used in discontinued operating activities	(268)	(799)
Cash used for discontinued investing activities	—	(31)
Cash provided by discontinued financing activities	400	1,217

Net cash provided by discontinued operations	132	387
Net increase in cash and cash equivalents from continuing operations	16,689	199
Cash and cash equivalents at beginning of period	3,449	2,651

Cash and cash equivalents at end of period	$20,138	$2,850

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,591	$861
Cash paid for income taxes	$155	$205

Supplemental disclosure of non-cash financing activities:
Reduction of deferred tax valuation allowance	$838	—

The accompanying notes are an integral part of these consolidated financial statements.

STERLING CONSTRUCTION COMPANY, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2005 (UNAUDITED)

1.	Basis of Presentation
      The condensed consolidated financial statements included herein have been prepared by Sterling Construction Company, Inc. (“Sterling” or “the Company”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2004. The condensed consolidated financial statements reflect, in the opinion of management, all normal recurring adjustments necessary to present fairly the Company’s financial position at September 30, 2005 and the results of operations and cash flows for the periods presented.
      The accompanying condensed consolidated financial statements include the accounts of subsidiaries in which the Company has a greater than 50% ownership interest, and all intercompany accounts and transactions have been eliminated in consolidation.
      Interim results may be subject to significant seasonal variations and the results of operations for the three and nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year.
      The Company’s primary business consists of the operations of Texas Sterling Construction Company, LP, (“TSC”, or “Construction”), a heavy civil construction company based in Houston, Texas. The Company also operates a smaller business, which consists of the operations of Steel City Products, Inc. (“SCPI” or “Distribution”), a wholesale distributor of automotive accessories, non-food pet supplies and lawn and garden products, based in Pittsburgh, Pennsylvania. Recognizing the strong growth of Construction where management’s efforts and the Company’s resources are likely to be best employed in the future, and following expressions of interest from potential buyers of SCPI, management has identified SCPI as held for sale and accordingly, has reclassified its condensed consolidated financial statements for all periods to separately state Distribution as discontinued operations.
      Certain items in prior years have been reclassified to conform to the current year presentation. These items have no effect on previously reported net income. In addition, the consolidated statement of cash flows for the nine months ended September 30, 2004 has been reclassified to reflect the accretion of zero coupon notes as a non-cash reconciling item. The zero coupon notes were settled in December 2004 through payments of cash, issuance of notes and issuance of common stock.
     Company Website
      The Company maintains a website at www.sterlingconstructionco.com. The Company makes available free of charge on or through its website, access to its latest Annual Report on Form 10-K, recent Quarterly Reports on Form 10-Q, proxy statements, current reports on Form 8-K and any amendments to those filings, as soon as reasonably practicable after the Company electronically files those materials with, or furnishes those materials to, the Securities and Exchange Commission. The Company makes its web site content available for informational purposes only. The web site content should not be relied upon for investment purposes.

2.	Recent Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43” (“SFAS No. 151”), which is the result of its efforts to conform United States accounting standards for inventories with international accounting standards. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS No. 151 will have an impact on its consolidated financial statements.

STERLING CONSTRUCTION COMPANY, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In December 2004, the FASB issued FASB Statement No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”) which is a revision of FASB Statement No. 123 “Accounting for Stock-Based Compensation”. SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and amends FASB Statement No. 95, “Statement of Cash Flows”. The Company is required to adopt SFAS No. 123(R) beginning January 1, 2006. Pro forma disclosure, as was allowed under APB 25 and SFAS No. 123, will no longer be an alternative. In addition, SFAS No. 123(R) requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123(R) and for all stock options granted thereafter. Because the Company utilizes a fair value based method of accounting for stock-based compensation costs for all employee stock compensation awards granted, modified or settled since January 1, 2003 and will not have significant unvested awards from periods prior to January 1, 2003 outstanding at January 1, 2006, adoption of SFAS No. 123(R) is not expected to have a material impact on its financial statements.
      In March 2005, the FASB issued FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations” (FIN 47). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The provision must be adopted no later than the end of the fiscal year ending December 31, 2005. The Company does not expect the adoption of FIN 47 will have a material impact on its financial statements.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 is a replacement of APB 20 and FASB Statement No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS No. 154. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt this pronouncement beginning in fiscal year 2006.

3.	Critical Accounting Policies
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management’s estimates, judgments and assumptions are continually evaluated based on available information and experience; however actual amounts could differ from those estimates. The Company’s significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

STERLING CONSTRUCTION COMPANY, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Property and Equipment

	September 30,	December 31,
	2005	2004

	(Unaudited)
	(Amounts in thousands)
Construction equipment	$34,931	$26,550
Transportation equipment	5,287	4,370
Buildings	1,488	1,488
Office furniture and equipment	486	438
Land	182	182

	42,374	33,028
Less accumulated depreciation	(15,244)	(12,000)

	$27,130	$21,028

5.	Income Per Share
      Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted net income per common share is computed giving effect to all potential dilutive common stock options and warrants using the treasury stock method. The following table reconciles the numerators and denominators of the basic and diluted per common share computations for net income from continuing operations and discontinued operations. In the nine months ended September 30, 2005, 28,800 options were excluded from the weighted average calculation as these had an anti-dilutive effect (amounts in thousands, except per share data):

	Nine Months
	Ended
	September 30,

	2005	2004

Numerator:
Net income from continuing operations, as reported	$5,475	$2,265
Add back interest on convertible debt, net of tax	—	33

Net income from continuing operations before interest on convertible debt	$5,475	$2,298
Income from discontinued operations, net of taxes	$532	$342

Net income before interest on convertible debt	$6,007	$2,640

Denominator:
Weighted average common shares outstanding — basic	7,638	5,275
Shares for convertible debt	—	224
Shares for dilutive stock options and warrants	1,829	1,660

Weighted average common shares outstanding and assumed conversions — diluted	9,467	7,159

Continuing operations:
Basic net income per common share	$0.72	$0.43
Diluted net income per common share	$0.58	$0.32

STERLING CONSTRUCTION COMPANY, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Nine Months
	Ended
	September 30,

	2005	2004

Discontinued operations:
Basic net income per common share	$0.07	$0.06
Diluted net income per common share	$0.06	$0.05
Total:
Basic net income per common share	$0.79	$0.49
Diluted net income per common share	$0.64	$0.37

6.	Stock-Based Compensation
      The Company accounts for its stock-based compensation under the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amended SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method. The Company adopted SFAS No. 148 effective January 1, 2003 utilizing the prospective method for options granted after that date and uses a Black-Scholes option pricing model for calculations of the fair value of options granted after January 1, 2003.
      The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation prior to January 1, 2003 (amounts in thousands, except per share data).

	Nine Months
	Ended
	September 30,

	2005	2004

Net income from continuing operations, as reported	$5,475	$2,265
Add: Stock-based employee compensation expense included in reported net income, net of related tax effect	356	278
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(331)	(60)

Pro forma net income from continuing operations	$5,500	$2,483
Net income from discontinued operations	$532	$342

Pro forma net income	$6,032	$2,825

Basic and diluted net income per share:
From continuing operations:
Basic, as reported	$0.72	$0.43
Diluted, as reported	$0.58	$0.32
Pro forma, basic	$0.72	$0.47
Pro forma, diluted	$0.58	$0.35

STERLING CONSTRUCTION COMPANY, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Nine Months
	Ended
	September 30,

	2005	2004

From discontinued operations:
Basic, as reported	$0.07	$0.06
Diluted, as reported	$0.06	$0.05
Pro forma, basic	$0.07	$0.06
Pro forma, diluted	$0.06	$0.05
Total:
Basic, as reported	$0.79	$0.49
Diluted, as reported	$0.64	$0.37
Pro forma, basic	$0.79	$0.53
Pro forma, diluted	$0.64	$0.40

7.	Discontinued Operations
      Recognizing the strong growth of Construction’s business, where management’s efforts and the Company’s resources are likely to be best employed in the future, and following expressions of interest from potential buyers of SCPI, management has identified SCPI as held for sale and accordingly, has reclassified its condensed consolidated financial statements for all periods to separately state Distribution as discontinued operations.
      Summarized financial information for discontinued operations is presented below (amounts in thousands):

	Nine Months Ended
	September 30,

	2005	2004

Net sales	$17,559	$17,565
Income before income taxes	798	543
Income taxes	266	201

Income from discontinued operations	$532	$342

STERLING CONSTRUCTION COMPANY, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following is a summary of the assets and liabilities of discontinued operations:

	September 30,	December 31,
	2005	2004

	(In thousands)
Assets
Current assets	$8,477	$7,012
Property, plant and equipment, net	213	199
Goodwill	128	128
Other assets	5	4

	$8,823	$7,343
Liabilities
Current liabilities*	$8,517	$7,753
Long-term obligations, net of current portion	65	33

	$8,582	$7,786

Net assets (liabilities) of discontinued operations	$241	$(443)

      The assets and liabilities of discontinued operations have all been classified as current in the consolidated balance sheet as disposal is expected to occur in less than one year.
      The disposal is expected to result in a gain which has not been recognized in the consolidated financial statements.

*	The Steel City revolver is included in current liabilities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Sterling Construction Company, Inc.
      We have audited the accompanying consolidated balance sheets of Sterling Construction Company, Inc. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sterling Construction Company, Inc. and its subsidiaries as of December 31, 2004 and December 31, 2003 and the results of their operations and their cash flows for the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note 2 to the Consolidated Financial Statements, the Company reclassified its financial statements for all periods presented to reflect Steel City Products, Inc. as discontinued operations.
/s/ Grant Thornton LLP
Houston, Texas
March 11, 2005, except for Note 2, which is dated November 7, 2005

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(Amounts in thousands, except per share data)

	December 31,	December 31,
	2004	2003

ASSETS
Current assets:
Cash and cash equivalents	$3,449	$2,651
Contracts receivable	26,250	26,504
Costs and estimated earnings in excess of billings on uncompleted contracts	5,884	1,281
Inventories	—	822
Deferred tax asset	3,986	1,452
Assets of discontinued operations held for sale	7,343	6,522
Other	1,497	1,348

Total current assets	48,409	40,580
Property and equipment, net	21,028	22,132
Goodwill	12,735	7,682
Deferred tax asset	6,493	4,527
Other assets	879	657

	20,107	12,866

Total assets	$89,544	$75,578

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$14,382	$9,895
Billings in excess of cost and estimated earnings on uncompleted contracts	4,477	9,742
Short-term debt, related parties	3,343	2,060
Current maturities of long term obligations	123	686
Liabilities of discontinued operations held for sale	7,786	7,558
Other accrued expenses	2,246	3,806

Total current liabilities	32,357	33,747
Long-term obligations:
Long-term debt	13,329	6,568
Long-term debt, related parties	7,755	6,758
Put liability	—	5,578
Other long-term obligations	895	1,018

	21,979	19,922
Minority interest	—	5,273
Commitments and contingencies
Stockholders’ equity:
Preferred stock, par value $0.01 per share; authorized 1,000,000 shares, none issued	—	—
Common stock, par value $0.01 per share; authorized 14,000,000 shares, 7,378,681 and 5,139,900 shares issued	74	51
Additional paid-in capital	80,688	67,770
Deferred compensation expense	(161)	(139)
Accumulated deficit	(45,392)	(51,045)
Treasury stock, at cost, 207 common shares	(1)	(1)

Total stockholders’ equity	35,208	16,636

	$89,544	$75,578

The accompanying notes are an integral part of these consolidated financial statements

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
December 31, 2004, 2003 and 2002
(Amounts in thousands, except share and per share data)

	2004	2003	2002

Revenues	$132,478	$149,006	$111,747
Cost of revenues	119,217	131,181	98,935

Gross profit	13,261	17,825	12,812
Selling and administrative expenses, net	7,696	7,400	6,862
Interest expense, net of interest income	1,456	1,842	2,427

Income from continuing operations before minority interest and income taxes	4,109	8,583	3,523
Minority interest	962	1,627	873

Income from continuing operations before income taxes	3,147	6,956	2,650
Income taxes:
Current income tax expense	169	236	—
Deferred income tax (benefit) expense	(2,303)	1,516	(174)

Total income tax (benefit) expense	(2,134)	1,752	(174)

Net income from continuing operations	5,281	5,204	2,824

Net income from discontinued operations	372	215	528

Net income	$5,653	$5,419	$3,352

Basic net income per share
Net income from continuing operations	$0.99	$1.02	$0.56
Net income from discontinued operations	$0.07	$0.04	$0.10

Net income	$1.06	$1.06	$0.66

Weighted average number of shares outstanding used in computing basic per share amounts	5,342,847	5,089,849	5,061,598

Diluted net income per share
Net income from continuing operations	$0.75	$0.80	$0.46
Net income from discontinued operations	$0.05	$0.03	$0.09

Net income	$0.80	$0.83	$0.55

Weighted average number of shares outstanding used in computing diluted per share amounts	7,027,682	6,488,376	6,101,515

      The accompanying notes are an integral part of these consolidated financial statements

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2004, 2003 and 2002
(Amounts in thousands)

		Deferred	Additional
	Common	Compensation	Paid-in	Accumulated	Treasury
	Stock	Expense	Capital	Deficit	Stock	Total

Balance at December 31, 2001	$50	—	$65,900	$(59,816)	$(1)	$6,133
Stock issued upon option exercise	*	—	9	—	—	9
Reduction of valuation allowance- deferred tax asset	—	—	1,332	—	—	1,332
Net income	—	—	—	3,352	—	3,352

Balance at December 31, 2002	50	—	67,241	(56,464)	(1)	10,826
Stock issued upon option exercise	1		108	—	—	109
Stock options granted	—	(439)	439	—	—	—
Deferred compensation expense	—	300	—	—	—	300
Write off of discounted warrants	—	—	(18)	—	—	(18)
Net income	—	—	—	5,419	—	5,419

Balance at December 31, 2003	51	(139)	67,770	(51,045)	(1)	16,636
Stock issued upon option exercise	2		403	—	—	405
Stock options granted	—	(403)	403	—	—	—
Deferred compensation expense	—	381	—	—	—	381
Conversion of debt to stock	5	—	1,714	—	—	1,719
Shares issued upon settlement of put	16	—	8,051	—	—	8,067
Purchase of minority interest of SCPI	—	—	(49)	—	—	(49)
Reduction of valuation allowance- deferred tax asset	—	—	2,396	—	—	2,396
Net income	—	—	—	5,653	—	5,653

Balance at December 31, 2004	$74	$(161)	$80,688	$(45,392)	$(1)	$35,208

*	rounds to less than one thousand
      The accompanying notes are an integral part of this consolidated financial statement

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2004, 2003 and 2002
(Amounts in thousands)

	2004	2003	2002

Net income	$5,653	$5,419	$3,352
Net income from discontinued operations	(372)	(215)	(528)

Net income from continuing operations	5,281	5,204	2,824
Adjustments to reconcile income from operations to net cash provided by continuing operating activities:
Depreciation and amortization	4,545	4,690	3,755
Loss (gain) loss on sale of property and equipment	4	(11)	(47)
Deferred tax (benefit) expense	(2,303)	1,516	(174)
Deferred compensation expense	381	300	—
Minority interest in net earnings of subsidiary	962	1,627	873
Increase in put liability	—	1,001	521
Accretion of zero coupon notes	—	744	760
Fair value of induced conversion of debt to equity	257	—	—
Other changes in operating assets and liabilities:
Decrease (increase) in contracts receivable	254	(4,286)	(7,023)
(Increase) decrease in costs and estimated earnings in excess of billings on uncompleted contracts	(4,603)	1,512	(1,061)
Decrease (increase) in prepaid expense and other assets	370	(1,206)	(239)
Increase in trade payables	4,487	(619)	2,567
(Decrease) increase in billings in excess of costs and estimated earnings on uncompleted contracts	(5,265)	6,201	(472)
(Decrease) increase in accrued compensation and other liabilities	(199)	1,513	2,720

Net cash provided by continuing operating activities	4,171	18,186	5,004
Cash flows from continuing operations investing activities:
Net cash paid upon acquisition of Kinsel business	—	—	(2,662)
Net cash paid upon acquisition of TSC minority interest	(2,446)	—	—
Additions to property and equipment	(3,555)	(4,340)	(4,245)
Proceeds from sale of property and equipment	192	70	106

Net cash used in continuing investing activities	(5,809)	(4,270)	(6,801)
Cash flows from continuing operations financing activities:
Cumulative daily drawdowns of revolvers	102,531	97,211	81,602
Cumulative daily reductions of revolvers	(95,770)	(104,653)	(77,592)
Repayments under long-term obligations	(4,730)	(6,043)	(2,731)
Issuance of common stock, pursuant to options	405	109	9

Net cash provided by (used in) continuing financing activities:	2,436	(13,376)	1,288
Cash used in discontinued operating activities	(977)	(388)	102
Cash used for discontinued investing activities	(34)	(10)	(101)
Cash provided by discontinued financing activities	964	217	32

Net cash provided by discontinued operations	(47)	(181)	33
Net increase in cash and cash equivalents from continuing operations	798	540	(509)
Cash and cash equivalents at beginning of period	2,651	2,111	2,620

Cash and cash equivalents at end of period	$3,449	$2,651	$2,111

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$2,097	$1,943	$2,316
Cash paid during period for taxes	$14	$10	$—

Supplemental disclosure of non-cash financing activities:
Capital lease obligations for new equipment	$26	$—	$32

     Additional common stock was issued upon the conversion of $560 of convertible debt in 2004.
     Additional common stock was issued upon the conversion of $901 of zero coupon notes in 2004 upon settlement of the put.
The accompanying notes are an integral part of these condensed consolidated financial statements

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Business and Significant Accounting Policies

Basis of Presentation:
      Sterling Construction Company, Inc. (“Sterling” or “the Company”) owns two subsidiaries; Sterling Houston Holdings, Inc., that operates under the name Texas Sterling Construction Company, LP (“Construction” or “TSC”) and Steel City Products, Inc. (“Distribution” or “SCPI”).
      The accompanying consolidated financial statements include the accounts of subsidiaries in which the Company has a greater than 50% ownership interest and all significant intercompany accounts and transactions have been eliminated in consolidation. For all years presented, the Company had no subsidiaries with ownership interests less than 50%.

Organization and business:
      The Company’s primary business consists of the operations of Texas Sterling Construction Company, LP (“TSC” or “Construction”), a heavy civil construction company based in Houston, Texas. The company also operates a smaller business, which consists of the operations of Steel City Products, Inc. (“SCPI” or “Distribution”), a wholesale distributor of automotive accessories, pet supplies and lawn and garden products, based in Pittsburgh, Pennsylvania. Recognizing the strong growth of Construction where management’s efforts and the Company’s resources are likely to be best employed in the future, and following expressions of interest from potential buyers of SCPI, in August 2005 management identified SCPI as held for sale and accordingly has reclassified its consolidated financial statements for all periods to separately present Distribution as discontinued operations.

Use of Estimates:
      The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Certain of the Company’s accounting policies require higher degrees of judgment than others in their application. These include the recognition of revenue and earnings from construction contracts under the percentage of completion method, the valuation of long-term assets, estimates for the use of the Company’s net operating loss carryforwards and the allowance for doubtful accounts. Management evaluates all of its estimates and judgments on an on-going basis.

Revenue Recognition:

Construction
      The Company’s primary business since July 2001 has been as a general contractor in the State of Texas where it engages in various types of heavy civil construction projects for both public and private owners. Credit risk is minimal with public (government) owners since the Company ascertains that funds have been appropriated by the governmental project owner prior to commencing work on public projects. However, most public contracts are subject to termination at the election of the government although, in the event of termination, the Company is entitled to receive the contract price on completed work and reimbursement of termination-related costs. Credit risk with private owners is minimized because of statutory mechanics liens, which give the Company high priority in the event of lien foreclosures following financial difficulties of private owners.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Revenues are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract.
      Contract costs include all direct material, labor, subcontract and other costs and those indirect costs related to contract performance, such as indirect salaries and wages, equipment repairs and depreciation, insurance and payroll taxes. Administrative and general expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. An amount equal to costs attributable to contract claims is included in revenues when realization is probable and the amount can be reliably estimated.
      The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed. The liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized.

Distribution
      Revenue is earned primarily from the sale of products to retail companies. Revenue is recognized when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists

•	Delivery has occurred or service has been rendered

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.

Cash and Cash Equivalents:
      The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. Included in cash and cash equivalents at December 31, 2004 and 2003 are uninsured temporary cash investments of $6.0 million and $9,000 in a money market fund stated at fair value. Additionally, the Company had at December 31, 2004 and 2003 $54,000 and $7.5 million, respectively, of cash balances in excess of the Federal Deposit Insurance Corporation insured limits. For the years ended December 31, 2004, 2003 and 2002, the Company recorded interest income of $9,000, $17,000 and $6,000, respectively, which is netted in interest expense in the financial statements.

Contracts Receivable:
      Contracts receivable are based on contracted prices. Based upon a review of outstanding contracts receivable, historical collection information and existing economic conditions, management has determined that all contracts receivable at December 31, 2004 and 2003 are fully collectible, and accordingly, no allowance for doubtful accounts against contracts receivable is required. Contracts receivable are written off based on individual credit evaluation and specific circumstances of the customer, when such treatment is warranted.

Accounts Receivable:
      The Company maintains an allowance for doubtful accounts of Distribution, which is reviewed periodically based on customer credit history reports. The Company believes that it has adequately reserved for its doubtful accounts. Due to the bankruptcy filings of certain customers, the allowance for

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
doubtful accounts increased by $172,000 in fiscal 2003. The allowance increased in 2004 by $2,000. Credit for returns is not deemed to be significant.

Retainage:
      Many of the contracts under which the Company performs work contain retainage provisions. Retainage refers to that portion of revenue earned by the Company but held for payment by the customer pending satisfactory completion of the project. Unless reserved, the Company assumes that all amounts retained by customers under such provisions are fully collectible. Retainage on active contracts is classified as a current asset regardless of the term of the contract. Retainage is generally collected within one year of the completion of a contract. Retainage was approximately $9.5 million and $12.4 million at December 31, 2004 and December 31, 2003, respectively, of which $1.3 million is expected to be collected beyond 2005. At December 31, 2003, retainage expected to be collected beyond 2004 was $3.8 million.

Inventories:
      The Company’s inventories are stated at the lower of cost as determined by the first-in first-out (FIFO) method, or market.

Property and Equipment:
      Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method. The estimated useful lives used for computing depreciation and amortization are as follows:

Building and improvements	15-39 years
Construction equipment	5-15 years
Leasehold improvements	3-10 years, depending on the term of the lease*
Transportation equipment	5 years
Office furniture, warehouse equipment and vehicles	3-10 years
      Depreciation expense was approximately $4.5 million, $4.7 million and $3.8 million in fiscal years 2004, 2003 and 2002 from continuing operations, and $0.1 million from discontinued operations in each of fiscal 2004, 2003 and 2002.

*	All leasehold improvements are owned by SCPI, which is reported as discontinued operations.

Deferred Loan Costs:
      Deferred loan costs represent loan origination fees paid to the lender and related professional fees. These fees are amortized over the term of the loan. Amortization expense for fiscal years 2004, 2003 and 2002 was $82,000, $102,000 and $151,000, respectively.

Goodwill:
      Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the dates of acquisition.
      The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”(SFAS 142). SFAS 142 requires that: (1) goodwill and indefinite lived intangible assets are no longer amortized, (2) goodwill is tested for impairment at least annually at the reporting unit level, (3) the amortization period of intangible assets with finite lives is no

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
longer limited to forty years, and (4) intangible assets deemed to have an indefinite life are tested for impairment at least annually using a one step process.
      The first step in the impairment test of goodwill is to identify a potential impairment by comparing the fair value to the reported value of each reporting unit. The second step of the goodwill impairment test measures the amount of the impairment loss, if any, and is recorded in the consolidated statements of operations during the period in which the test is performed.
      Intangible assets that have finite lives continue to be subject to amortization. In addition, the Company must evaluate the remaining useful life each reporting period to determine whether events and circumstances warrant a revision of the remaining period of amortization. If the estimate of an intangible assets remaining life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life.
      The amounts recorded by the Company for goodwill are as follows (dollars in thousands):

Balance, January 1, 2003	$7,682
Impairment losses	—

Balance, January 1, 2004	$7,682
Purchase of TSC minority interest	5,053
Impairment losses	—

Balance, December 31, 2004	$12,735

      The Company performed impairment testing as of October 1, 2004. The analysis indicated no impairment of the Company’s recorded goodwill.

Equipment Under Capital Leases:
      The Company accounts for capital leases, which transfer substantially all the benefits and risks incident to the ownership of the property to the Company, as the acquisition of an asset and the incurrence of an obligation. Under this method of accounting, the recorded value of the leased asset is amortized principally using the straight-line method over its estimated useful life and the obligation, including interest thereon, is amortized over the life of the lease. Depreciation expense on leased equipment and the related accumulated depreciation is included with that of owned equipment.

Shipping and Handling Costs:
      Shipping costs are recorded in cost of goods sold. Expenses incurred for handling goods in preparation for shipment to customers totaled $772,000, $753,000 and $875,000 during fiscal years 2004, 2003 and 2002, respectively. These expenses are primarily related to warehouse personnel. Shipping and handling revenues are not significant.

Federal and State Income Taxes:
      Sterling accounts for income taxes using an asset and liability approach. Deferred tax liabilities and assets are recognized for the future tax consequences of events that have already been recognized in the financial statements or tax returns. Net deferred tax assets are recognized to the extent that management believes that realization of such benefits is considered more likely than not. Changes in enacted tax rates or laws may result in adjustments to the recorded deferred tax assets or liabilities in the period that the tax law is enacted (see Note 8).

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-Based Compensation:
      Effective January 1, 2003, the Company adopted SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure” which amends SFAS Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company transitioned utilizing the prospective method for options granted after January 1, 2003. Stock option expense for options granted in fiscal 2004 was $36,000 and for options granted in fiscal 2003 was $13,000.
      Prior to adoption of SFAS 148, the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations.
      The Company recorded compensation expense of approximately $315,000 and $288,000 in fiscal 2004 and 2003, respectively, related to options granted between June 2000 and January 2003 under option plans that were subject to variable option accounting. The Board of Directors amended these plans in March 2004 with the result that the market price at which these options are measured as compensation expense throughout their vesting periods was fixed at the date of such amendment.
      The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS Statement No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation (amounts in thousands, except per share data).

	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Net income from continuing operations, as reported	$5,281	$5,204	$2,824
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	381	300	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(117)	(64)	(50)

Proforma net income from continuing operations	5,545	5,440	2,774
Net income from discontinued operations	372	215	528

Proforma net income	$5,917	$5,655	$3,302

Basic and diluted net income per share:
From continuing operations:
Basic, as reported	$0.99	$1.02	$.056
Diluted, as reported	$0.75	$0.80	$0.46
Proforma, basic	$1.03	$1.07	$0.56
Proforma, diluted	$0.79	$0.84	$0.46
From discontinued operations:
Basic, as reported	$0.07	$0.04	$0.10
Diluted, as reported	$0.05	$0.03	$0.09
Proforma, basic	$0.07	$0.04	$0.10
Proforma, diluted	$0.05	$0.03	$0.09

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Total:
Basic, as reported	$1.06	$1.06	$0.66
Diluted, as reported	$0.80	$0.83	$0.55
Proforma, basic	$1.10	$1.11	$0.66
Proforma, diluted	$0.84	$0.87	$0.55
     Earnings Per Share:
      Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is the same as basic but assumes the exercise of convertible subordinated debt securities and includes dilutive stock options and warrants using the treasury stock method. The following table reconciles the numerators and denominators of the basic and diluted per common share computations for net income for the fiscal years 2004, 2003 and 2002 (in thousands, except per share data):

	Fiscal 2004	Fiscal 2003	Fiscal 2002

Numerator:
Net income from continuing operations, as reported	$5,281	$5,204	$2,824
Interest on convertible debt, net of tax	44	44	44

Net income from continuing operations before interest on convertible debt	5,325	5,248	2,868

Income from discontinued operations, net of taxes	372	215	528

Net income before interest on convertible debt	$5,697	$5,463	$3,396

Denominator:
Weighted average common shares outstanding — basic	5,343	5,090	5,062
Shares for convertible debt	—	224	224
Shares for dilutive stock options and warrants	1,685	1,174	816

Weighted average common shares outstanding and assumed conversions — diluted	7,028	6,488	6,102

Basic earnings per common share:
Net income from continuing operations	$0.99	$1.02	$0.56
Net income from discontinued operations	$0.07	$0.04	$0.10

Net income	$1.06	$1.06	$0.66

Diluted earnings per common share:
Net income from continuing operations	$0.75	$0.80	$0.46
Net income from discontinued operations	$0.05	$0.03	$0.09

Net income	$0.80	$0.83	$0.55

      At December 31, 2002 there were 410,601 options not included in the shares for the dilutive stock options and warrants as they would have been antidilutive. No options were considered antidilutive at December 31, 2004 and 2003.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Derivatives:
      Financial derivatives, consisting of interest rate swap agreements, are used as part of the overall risk management strategy to manage the risk related to changes in interest rates. Interest rate swap agreements are used to modify variable rate obligations to fixed rate obligations, thereby reducing the exposure to higher interest rates. Amounts paid or received under interest rate swap agreements are accrued as interest rates change with the offset recorded in interest expense.
      The Company applies Statement of Financial Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. Under SFAS No. 133, the Company’s interest rate swaps have not been designated as hedging instruments; therefore changes in fair value are recognized in current earnings.
     Put Liability and Exercise of the Put
      As part of the Sterling Transaction (see Note 4), the Company granted certain selling shareholders (the “Selling Shareholders”) a “Put” option for the remaining 19.9% of TSC stock owned by them, pursuant to which they had the right to sell the remaining TSC shares to the Company at a date of their choosing between July 2004 and July 2005 at a minimum price of $105 per TSC share. The price of the Put was based on a multiple of Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for the twelve months immediately preceding the Put exercise date. The Company recorded the fair value of the Put as a $4.1 million liability on the effective date of the Sterling Transaction, July 18, 2001. The fair value of the Put was reviewed quarterly and changes were reflected as components of pre-tax earnings. In fiscal 2002, the Company recorded approximately $520,000 as expense related to the change in the fair value of the Put and the liability increased to approximately $4.6 million. In the fourth quarter of fiscal 2003, exceptionally strong earnings during 2003 increased the likelihood that the Put would be exercised in 2004. Accordingly, based on an independent valuation of TSC, an updated estimate of the Put price was established in December 2003 and the Put liability was increased by $1.0 million. At the end of each of the quarters ended March 31, 2004 and June 30, 2004, the Company evaluated the fair value of the Put and determined that no adjustment was necessary, as the Put value was determined to be the difference between the fair value of 19.9% of TSC and the expected exercise price. Therefore, any increase in the expected Put exercise price, being driven by an increase in TSC’s EBITDA, reflected an underlying proportional increase in the fair value of TSC. In addition, the final computation of the Put price was based on a 12 month lookback of EBITDA at TSC. This lookback was not completed until November 2004, and therefore, no adjustment was made to the Put liability in March and June 2004.
     Recent Accounting Pronouncements:
      On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure, as was allowed under APB 25, will no longer be an alternative.
      SFAS 123(R) must be adopted in interim periods beginning after June 15, 2005. The Company accounts for its stock-based compensation under the fair value method, and does not believe adoption of SFAS No. 123(R) will have a material effect on its financial position or results of operations.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Reclassifications:
      Certain prior years’ balances have been reclassified to conform to current year presentation.

2.	Discontinued operations
      Recognizing the strong growth of Construction’s business, where management’s efforts and the Company’s resources are likely to be best employed in the future, and following expressions of interest from potential buyers of SCPI, management has identified SCPI as held for sale and accordingly, has reclassified its condensed consolidated financial statements for all periods to separately present Distribution as discontinued operations.
      Summarized financial information for discontinued operations is presented below (in thousands):

	2004	2003	2002

Net sales	$21,700	$20,526	$22,570
Income before income taxes	588	341	822
Income taxes	216	126	294

Income from discontinued operations	$372	$215	$528

      The following is a summary of the assets and liabilities of discontinued operations:

	December 31,	December 31,
	2004	2003

	(In thousands)
Assets
Current assets	$7,012	$6,141
Property, plant and equipment, net	199	247
Goodwill	128	128
Other assets	4	6

	$7,343	$6,522
Liabilities
Current liabilities*	$7,753	$7,522
Long-term obligations, net of current portion	33	36

	$7,786	$7,558
Net liabilities of discontinued operations	$(443)	$(1,036)

*	The SCPI revolver is included in current liabilities.
      The assets and liabilities of discontinued operations have all been classified as current in the consolidated balance sheet as disposal is expected to occur in less than one year.
      The disposal is expected to result in a gain which has not been recognized in the consolidated financial statements.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Property and Equipment
      Property and equipment are summarized as follows (in thousands):

	December 31,	December 31,
	2004	2003

Construction equipment	$26,550	$24,367
Transportation equipment	4,370	4,137
Buildings	1,488	1,488
Office furniture, warehouse equipment and vehicles	437	388
Land	182	182

	33,027	30,562
Less accumulated depreciation	(11,999)	(8,430)

	$21,028	$22,132

      Warehouse equipment financed under capital leases amounted to $133,000 and $106,000 at December 31, 2004 and December 31, 2003, respectively, and accumulated depreciation related to such leased assets was $82,000 and $58,000. These assets are leased by SCPI and have been included in assets of discontinued operations.
4.     Investment in Affiliated Company (“Sterling Transaction”)
      In July 2001, the Company completed the Sterling Transaction, in which it increased its equity ownership in TSC from 12% to 80.1%. TSC is a heavy civil construction company based in Houston that specializes in municipal and state contracts for highway paving, bridge, water and sewer, and light rail.
      Total consideration for the ownership of TSC was $24.6 million, including the Company’s previous investment in TSC of $3.5 million, and consisted of (a) cash payment of $9.9 million, (b) conversion of a $1.3 million TSC subordinated note receivable into Sterling equity, (c) issuance of subordinated notes and warrants, and (d) the sale and issuance of the Company’s common stock. For accounting purposes, the value of the 1,124,536 shares of common stock sold was determined based on the average price of the Company’s common shares over the 5-day period before and after the closing date.
      As part of the Sterling Transaction, the Company granted the Selling Shareholders a “Put” option for the remaining 19.9% of TSC stock owned by them, pursuant to which they had the right to sell the remaining TSC shares to the Company at a date of their choosing between July 2004 and July 2005 at a minimum price of $105 per TSC share. The Company recorded the fair value of the Put as a $4.1 million liability at July 18, 2001. The fair value of the Put was reviewed quarterly and changes were reflected as components of pre-tax earnings. In fiscal 2002, the Company recorded approximately $520,000 as expense related to the change in the fair value of the Put and the liability increased to approximately $4.6 million. Strong earnings in fiscal 2003 increased the likelihood that the Put would be exercised in 2004. Accordingly, based on an independent valuation of TSC in the fourth quarter of fiscal 2003, the Company recorded an additional $1.0 million expense related to the change in the fair value of the Put. At December 31, 2003, the Put liability was approximately $5.6 million.
      Effective July 19, 2004, the Selling Shareholders exercised the Put.
      The purchase price of the TSC shares was to be computed as a multiple of TSC’s EBITDA for the twelve months preceding the exercise, with a minimum price of $12 million. Accordingly, a compilation of the financial statements of TSC for the period from July 2003 through June 2004 was completed in

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
November 2004 as a result of which the purchase price was fixed at $15.0 million. Settlement of the Put transaction occurred on December 22, 2004, following which the Company owned 100% of TSC.
      The Put price was satisfied by cash of approximately $2.4 million (derived from borrowings on available long-term bank facilities), five-year notes of approximately $6.4 million, and the balance through the issuance of approximately 1,569,000 shares of the Company’s common stock at a negotiated value of $4.00 per share to determine the number of shares to be issued in the transaction, which represented a premium to the market price on the date of exercise in July. At the date the terms were settled and announced, November 13, 2004, the common stock was recorded at a fair value of $5.14 per share. The cash owed to the selling shareholders and the notes issued in connection with the Put accrued interest from November 13, 2004 until the date of closing, December 22, 2004.
      The final settlement of the Put transaction resulted in an increase of approximately $5.1 million to the Company’s reported amount of goodwill related to TSC. The Company determined that there were no adjustments to the fair value of the underlying value of the assets and liabilities of TSC, as book value approximated market value in all material aspects.
      The following table summarized the estimated fair values of the assets acquired and liabilities assumed at the date the terms of the Put were settled (in thousands):
At November 13, 2004

Current assets	$7,600
Property, plant and equipment (net)	4,000
Goodwill	5,100

Total assets acquired	16,700

Current liabilities	(4,200)
Long-term liabilities	(3,200)

Total liabilities assumed	(7,400)
Put liability	5,800

Purchase price	$15,100

      The settlement of the Put triggered the repayment of approximately $7.9 million of the Company’s debt owed to management and others who funded the Sterling Transaction in 2001. The Company paid this amount as well through a combination of cash of approximately $2.4 million (from borrowings on available long-term bank facilities), issuance of five-year notes of approximately $4.7 million and the balance through the issuance of approximately 225,000 shares of the Company’s common stock, at a fair value of $5.14 per share.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table reflects the settlement of the Put as if it had been completed at the beginning of each respective period of fiscal 2004, 2003 and 2002, even though, by its terms, the Put was not exercisable before July 19, 2004 (amounts in thousands, except per share data):

				Proforma Fiscal
	Fiscal Year Ended			Year Ended
	December 31,	Proforma		December 31,
	2004	Adjustment		2004

Revenues	$154,178			$154,178
Operating profit	6,391			6,391
Interest expense, net of interest income	1,695	344	(b)	2,039
Minority interest	962	(962	)(c)	—

Net income from continuing operations	$5,281	408		$5,689
Net income from discontinued operations	372			372
Net income	$5,653	408		$6,061
Weighted average shares, basic	5,343	1,794	(d)	7,137
Earnings per share from continuing operations	$0.99			$0.80
Earnings per share from discontinued operations	$0.07			$0.05
Total earnings per share, basic	$1.06			$0.85
Weighted average shares, diluted	7,028	1,794	(d)	8,822
Earnings per share from continuing operations	$0.75			$0.65
Earnings per share from discontinued operations	$0.05			$0.04
Earnings per share, diluted	$0.80			$0.69

				Proforma Fiscal
	Fiscal Year Ended			Year Ended
	December 31,	Proforma		December 31,
	2003	Adjustment		2003

Revenues	$169,532			$169,532
Operating profit	10,998	1,001	(a)	11,999
Interest expense, net of interest income	2,074	359	(b)	2,433
Minority interest	1,627	(1,627	)(c)	—

Net income from continuing operations	$5,204	4,147		$9,351
Net income from discontinued operations	215			215
Net income	$5,419	$4,147		$9,566
Weighted average shares, basic	5,090	1,794	(d)	6,885
Earnings per share from continuing operations	$1.02			$1.36
Earnings per share from discontinued operations	$0.04			$0.03
Earnings per share, basic	$1.06			$1.39
Weighted average shares, diluted	6,488	1,794	(d)	8,282
Earnings per share from continuing operations	$0.80			$1.13
Earnings per share from discontinued operations	$0.03			$0.03
Earnings per share, diluted	$0.83			$1.16

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Proforma Fiscal
	Fiscal Year Ended			Year Ended
	December 31,	Proforma		December 31,
	2002	Adjustment		2002

Total revenues	$134,317			$134,417
Operating profit	6,988	521	(a)	7,509
Interest expense, net of interest income	2,643	484	(b)	3,127
Minority interest	873	(873	)(c)	—

Net income from continuing operations	$2,824	601		$3,425
Net income from discontinued operations	528			528
Net income	$3,352			$3,953
Weighted average shares, basic	5,062	1,794	(d)	6,856
Earnings per share from continuing operations	$0.56			$0.50
Earnings per share from discontinued operations	$0.10			$0.08
Earnings per share, basic	$0.66			$0.58
Weighted average shares, diluted	6,103	1,794	(d)	7,897
Earnings per share from continuing operations	$0.46			$0.43
Earnings per share from discontinued operations	$0.09			$0.07
Earnings per share, diluted	$0.55			$0.50

Notes:

(a)	Reverses the increase of $1.0 million in 2003 and $521,000 in the Put liability during 2002

(b)	Additional interest expense related to the issuance of new notes offset by a decrease in interest expense related to existing notes repaid or replaced as part of the transaction

(c)	Minority interest expense is eliminated

(d)	Reflects the issuance of 1.8 million of shares of common stock in part satisfaction of the Put consideration and certain notes.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Line of Credit and Long-Term Obligations
      Long-term obligations consist of the following (in thousands):

	December 31,	December 31,
	2004	2003

TSC Revolving Credit Agreement, due May 2007	$13,329	$6,568
Subordinated debt, due quarterly through September 2004	—	1,500
Subordinated zero coupon notes	—	5,213
SCPI Revolving Credit Agreement, due May, 2006	3,625	2,660
Other related party debt	250	1,795
Mortgages payable, due monthly through June 2016	1,018	1,141
Insituform Notes due quarterly through September 2004	—	563
Convertible subordinated notes, due December 2004	—	560
Management/director notes due December 2009	3,343	—
NASCIT five year-note, due December 2009	1,405	—
Management notes issued at settlement of the Put, due December 2009	6,353	—
Other	56	58

	29,379	20,058
Less current maturities of long-term obligations	(123)	(686)
Less short-term debt, related parties	(3,343)	(2,060)
Amounts included in discontinued operations	(3,934)	(2,968)

	$21,979	$14,344

Related Party Notes

Subordinated Debt
      As part of the Sterling Transaction, certain shareholders of TSC were issued subordinated promissory notes by TSC in the aggregate amount of $6 million in payment for certain of their TSC shares. These notes were repaid over three years through September 30, 2004 in equal quarterly installments and carried interest at 12% per annum.

Subordinated Zero Coupon Notes
      The Sterling Transaction was funded in part through the sale of zero coupon notes combined with the issuance of zero coupon notes to certain selling shareholders of TSC. Warrants for Sterling common stock were issued in connection with the zero coupon notes and are exercisable for ten years from closing at $1.50 per share. The zero coupon notes were discounted at a rate of 12%, maturing four years from the date of closing of the Sterling Transaction, subject to earlier payment in the event the TSC Put was exercised before such date. Employee selling shareholders of TSC received an aggregate face value of $3.8 million in zero coupon notes, in which Mr. Manning and Mr. Harper received zero coupon notes in the face amount of $799,000 and $1.0 million, respectively and warrants for 63,498 shares and 81,301 shares, respectively. North Atlantic Smaller Companies Investment Trust (“NASCIT”), an investor in TSC, received a note in the face value of $4 million. In December 2003, a prepayment of $1.3 million was made on the zero coupon note issued to NASCIT in consideration of the forgiveness of

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
six months’ interest on such notes. Accretion on the zero coupon notes was $617,000 and $744,000 in fiscal 2004 and 2003, respectively.
      The Put was exercised in July 2004, which triggered repayment of the zero coupon notes. Upon settlement of the Put in December 2004, the Employee selling shareholders received a cash payment of $783,000 utilizing funding from long term borrowings under TSC’s line of credit. Of the balance, $901,000 was converted into 225,326 shares of common stock, and the remaining $1.9 million was converted into new five-year notes at 12%, with principal and interest payable quarterly beginning March 31, 2005. NASCIT received a cash payment of $834,000, with the balance of $1.4 million converted into a new five-year note at 12% interest, with principal and interest payable quarterly beginning March 31, 2005. The NASCIT loan has been classified as a current liability at December 31, 2004 (see Note 14)

Management/ Director Notes
      Notes with an aggregate face amount of $1.3 million issued in connection with the October 1999 purchase of the second equity tranche of shares of TSC were restructured as part of the Sterling Transaction. Of the total, notes for $800,000 were issued to several members of Sterling’s management, including Joseph P. Harper, since appointed the Company’s President. Notes totaling approximately $559,000 were due to Robert Davies, the Company’s former Chairman and Chief Executive Officer, and, through a participation agreement, Maarten Hemsley, formerly the Company’s President and now its Chief Financial Officer. In consideration for the extension of the maturity dates of these notes, the face amounts were increased in July 2001 by an aggregate of approximately $342,000. Furthermore, certain amounts owed by the Company to Messrs. Davies and Hemsley aggregating approximately $355,000 were converted into notes. All such notes mature over four years, unless maturity is triggered by the exercise of the Put, and carry interest at 12% per year. Principal and interest may be paid only from defined cash flow of Sterling and SCPI, or from proceeds of any sale of SCPI’s business. In December 2003, prepayments of accrued interest and principal were made to certain of these noteholders. Mr. Harper received prepayment totaling $86,000 and Mr. Davies received prepayment totaling $411,000. Mr. Hemsley declined any prepayment of his notes.
      Pursuant to a Restructuring Agreement entered into in September 2003, when the Put was exercised in July 2004, triggering payment of the Management/ Director notes, one half of the balance of the notes was paid in cash utilizing funding from long term borrowings under the TSC line of credit, with the remainder converted into new five-year notes at 12% interest, payable quarterly beginning March 31, 2005. Mr. Davies, Mr. Harper, Mr. Hemsley and Mr. Manning received cash payments of $166,876, $1,045,764, $208,397 and $460,458, respectively.

Convertible Subordinated Notes
      In December 2001, in conjunction with an amendment to the SCPI Revolver and in order to strengthen SCPI’s working capital position through the purchase of additional inventory, Sterling obtained funding of $500,000 principally from members of management and directors (including Messrs. Frickel, Harper and Hemsley, who loaned $155,000, $100,000 and $25,000, respectively) (the “Convertible Subordinated Notes”). In January 2002, two other members of management, including Bernard Frank funded a further $60,000, which was used for general corporate purposes. The notes evidencing these advances were convertible at any time prior to the maturity date into the Company’s common stock at a price of $2.50 per share and otherwise mature and were payable in full in December 2004. Interest at an annual rate of 12% was payable monthly. The notes are senior to debt issued in connection with the Sterling Transaction. All notes were converted at the election of their holders into common stock on December 31, 2004.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Related-Party Debt
      In January 2003, members of management of the Company and of TSC (including Messrs. Harper and Hemsley) further funded SCPI with a $250,000 short-term loan to reduce SCPI’s vendor payables. Interest on the notes was payable monthly at the annual rate of 10%. The notes, which are subordinated to the SCPI Revolver, matured in July 2003, but were extended beyond that date with the granting of a guarantee by TSC, and an increase in the interest rate to 12% per annum, effective January 2004. The notes were repaid in three installments in January and February 2005.

TSC Revolver and SCPI Revolver
      In conjunction with the Sterling Transaction, TSC entered into a three-year agreement providing for a bank revolving line of credit with a maximum line of $13.0 million, subject to a borrowing base (the “TSC Revolver”). The line of credit carries interest at prime, subject to achievement of certain financial targets and is secured by the equipment of TSC and guarantees by the parent company. In December 2004, TSC entered into an amendment of the agreement providing for a maximum line of $17 million with a maturity date of May 1, 2007, under substantially the same terms as the original loan. The amendment was finalized in February 2005. TSC paid a fee of $15,000 in connection with the increase in the line and the renewal. At December 31, 2004, the balance on the TSC Revolver was $13.3 million with an effective rate of interest of 5.25% and availability under the line of credit was $671,000. The balance at the end of the year included borrowing of approximately $5.0 million in late December to fund the settlement of the Put and related payments. TSC is required to maintain financial covenants of debt, current and cash flow coverage rations, and at December 31, 2004 TSC was in compliance with these covenant requirements.
      Management believes that the TSC Revolver will provide adequate funding for TSC’s working capital, debt service and capital expenditure requirements, including seasonal fluctuations for at least the next twelve months through March 31, 2006.
      In July 2001 SCPI entered into an agreement for a bank revolving line of credit in the amount of $5.0 million, subject to a borrowing base (the “SCPI Revolver”). In fiscal 2002, the line of credit was further amended to extend the term to May 2004 and to remove certain limitations on borrowing and in fiscal 2003, the interest rate was reduced to prime plus 1% and the maturity date extended to December 2004. In March 2004, the line was extended until May 31, 2006. The credit agreement continues to mandate that SCPI utilize a lockbox arrangement with the lender and the agreement further provides that the lender may accelerate the maturity date of the SCPI Revolver if a material adverse change occurs in SCPI’s business. At December 31, 2004, the outstanding balance on the Revolver was $3.6 million and the effective rate of interest was 6.25%. SCPI had no excess availability on its line of credit at December 31, 2004. The SCPI Revolver is secured by the assets of SCPI and is subject to the maintenance of a fixed charge coverage ratio covenant. At December 31, 2004, SCPI was in compliance with its financial covenant. This liability is included in liabilities of discontinued operations.
      Management believes that the SCPI Revolver will continue to provide adequate funding for SCPI’s working capital, debt service and capital expenditure requirements, including seasonal fluctuations for at least the next twelve months through March 31, 2006.

TSC Mortgage
      In June 2001, TSC completed the construction of a new headquarters building on land adjacent to its existing equipment repair facility in Houston. The building was financed principally through an additional mortgage of $1.1 million on the land and facilities, at an interest rate of 7.75% per annum, repayable over 15 years. The new mortgage is cross-collateralized with an existing mortgage on the land and facilities

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
which was obtained in 1998 in the amount of $500,000, repayable over 15 years with an interest rate of 9.3% per annum.

Insituform Note
      In September 2002, a wholly owned subsidiary of TSC acquired the Kinsel Heavy Highway construction business from a subsidiary of Insituform Technologies. The transaction was financed through the issuance of two unsecured two-year notes aggregating $1.5 million to Insituform, with the balance funded through additional borrowings under the TSC Revolver. The Insituform Notes bore interest at 9% and were payable in quarterly installments plus accrued interest through September 2004.

Other Debt
      The Company acquired certain warehouse and computer equipment through capital leases, usually with five-year lease terms, with expirations ranging from September 2003 through October 2007. These assets are owned by SCPI and are included in assets of discontinued operations.

Maturity of Debt
      The Company’s long-term obligations mature during each fiscal year as follows (in thousands):

Fiscal Year

2005	$7,399	*
2006	2,063
2007	15,391
2008	2,036
2009	2,011
Thereafter	479

	$29,379

*	Includes the SCPI revolver, which has been classified in liabilities of discontinued operations.

6.	Financial Instruments
      SFAS No. 107, “Disclosure About Fair Value of Financial Instruments” defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties.
      Due to their near-term maturities, the carrying amounts of accounts receivable and accounts payable are considered equivalent to fair value. As the interest rates on the TSC Revolver and SCPI Revolver are variable, their fair value approximates their carrying value.
      The Company’s other debt is to management and directors, as to which book value is considered to be equal to fair value. As these notes are subordinated to the Company’s lines of credit, they are subject to a greater degree of risk. Management believes that the 12% interest rate approximates market rates of interest for similar subordinated debt.
      TSC has two mortgages, at 7.75% and 9.3% which contain pre-payment penalties. The amount of future cash flows was discounted using TSC’s borrowing rate on its Revolver. At December 31, 2004 and December 31, 2003, the carrying value of the mortgages was $1.0 million and $1.1 million, respectively. At

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004 and December 31, 2003, the fair value of the mortgages was $1.2 million and $1.3 million, respectively.
      TSC has two interest rate swap agreements, which are adjusted quarterly to their fair value.
      The Company does not have any material off-balance sheet financial instruments.

7.	Derivative Financial Instruments
      During fiscal 2002, in connection with certain long-term debt, TSC entered into two interest rate swap agreements to manage exposure to fluctuations in interest rates on a portion of the loan balances.
      Under the interest rate swap agreements, the Company exchanged variable rate interest on a portion of the loan balances, equal to a notional amount of $3,000,000 each, with fixed rates of 5.87% and 6.57%.
      During the years ended December 31, 2004 and December 31, 2003, TSC recorded a fair value adjustment of $119,600 and $34,955 to adjust the carrying amounts of derivatives to reflect their face values of $23,181 and $142,801, respectively.

8.	Income Taxes and Deferred Tax Asset
      At December 31, 2004, Sterling had the benefit of net operating tax loss carry-forwards (the “Tax Benefits”) of approximately $38.9 million, which expire in the years 2005 through 2021 and which shelter most income of Sterling and its subsidiaries from federal income taxes for several years. A change in control of Sterling exceeding 50% in any three-year period may lead to the loss of the majority of the Tax Benefits. In order to reduce the likelihood of such a change of control occurring, Sterling’s Certificate of Incorporation includes restrictions on the registration of transfers of stock resulting in, or increasing, individual holdings exceeding 4.5% of the Company’s common stock.
      Deferred tax assets and liabilities consist of the following (in thousands):

	December 31, 2004		December 31, 2003

	Current	Long Term	Current	Long Term

ASSETS related to:
Net operating loss carryforwards	$4,541	$8,685	$15,747	$12,448
Accrued compensation	490	—
Reserve for bad debts	345	—	324	—
Other	—	8	—	46

	5,376	8,693	16,071	12,494

LIABILITIES related to:
Depreciation of property and equipment	—	2,200	—	2,343

Net asset before valuation allowance	5,376	6,493	16,071	10,151
Less: valuation allowance	(1,390)	—	(14,619)	(5,624)

Net asset	$3,986	$6,493	$1,452	$4,527

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During fiscal years 2004 and 2003, the valuation allowance decreased by $18.9 and $4.9 million due to the following (in thousands):

	Fiscal 2004	Fiscal 2003

Utilization of net operating loss carryforwards previously reserved against current taxable income	$—	$1,816
Reassessment of valuation allowance based on future taxable income forecasts:
Effects on income statement	3,787	(319)
Effects on additional paid in capital	2,396	—
Expiration of net operating loss carryforwards	12,670	3,444

	$18,853	$4,941

      As a result of the acquisition of TSC in fiscal 2001, the Company evaluated and decreased the valuation allowance on its net deferred tax asset. Management believes that more likely than not, the deferred assets will be realized based on future earnings.
      Fluctuations in market conditions and trends and other changes in the Company’s earnings base, such as subsidiary acquisitions and disposals, warrant periodic management reviews of the recorded tax asset to determine if an increase or decrease in the recorded valuation allowance is necessary to change the tax asset to an amount that management believes will more likely than not be realized.
      In fiscal 1990, SCPI underwent a quasi-reorganization. As a result of this quasi-reorganization, any subsequent recognition of net operating loss carryforwards generated before the quasi-reorganization resulted in an adjustment to paid-in capital. At February 28, 2001, the Company had approximately $147 million in net operating losses generated before the quasi-reorganization. Of this amount, approximately $18 million had previously been recognized and then subsequently re-reserved, resulting in a charge to earnings of approximately $6.1 million in prior years. During fiscal 2001, most of these net operating loss carryforwards were either utilized to offset current taxable income or the valuation allowance was reduced based on the evaluation of the deferred tax assets when accounting for the TSC acquisition. At December 31, 2004, the Company has approximately $4 million of net operating losses that are fully reserved that relate to the period prior to the quasi-reorganization. Any subsequent reduction in the valuation allowance related to the loss carryforwards would result in an adjustment to paid-in capital.
      The deferred tax effects of temporary differences are not significant, and current income taxes payable represent state income taxes and federal alternative minimum tax.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The income tax provision differs from the amount using the statutory federal income tax rate of 34% applied to income or loss from continuing operations, for the following reasons (in thousands):

	Fiscal Year Ended

	December 31,	December 31,	December 31,
	2004	2003	2002

Tax expense at the U.S. federal statutory rate	$1,270	$2,484	$1,176
State income tax expense, net of refunds and federal benefits	17	10	14
Utilization of net operating loss carryforwards against current taxable income	—	(1,816)	—
(Decrease) increase in deferred tax asset valuation allowance	(3,787)	319	(1,572)
Non-deductible costs	558	873	504

Other	24	8	(16)

Income tax (benefit) expense	$(1,918)	$1,878	$106
Income tax on discontinued operations	216	126	280

Income tax on continuing operations	(2,134)	1,752	(174)

      The availability of the net operating tax loss carry-forwards may be adversely affected by future ownership changes of Sterling; at this time, such changes cannot be predicted. Sterling’s estimated net operating tax loss carry-forwards at December 31, 2004 expire as follows (in thousands):

Fiscal Year

2005	$13,358
2008	153
2010	1,466
2011	2,094
2017	3,098
2018	874
Thereafter	17,857

$38,900

9.	Costs and Estimated Earnings and Billings on Uncompleted Contracts
      Costs and estimated earnings and billings on uncompleted contracts at December 31, 2003 are as follows (in thousands):

	Fiscal Year Ended	Fiscal Year Ended
	December 31,	December 31,
	2004	2003

Costs incurred and estimated earnings on uncompleted contracts	$95,840	$99,732
Billings on uncompleted contracts	(94,433)	(108,193)

	$1,407	$(8,461)

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Included in accompanying balance sheets under the following captions:

	Fiscal Year Ended	Fiscal Year Ended
	December 31,	December 31,
	2004	2003

Costs and estimated earnings in excess of billings on uncompleted contracts	$5,884	$1,281
Billings in excess of costs and estimated earnings on uncompleted contracts	(4,477)	(9,742)

	$1,407	$(8,461)

10.	Stock Options and Warrants

Options
      In fiscal 1991, the Board of Directors granted options to purchase 194,388 shares of the Company’s common stock to key employees and to certain members of the Board of Directors. The exercise price of the options, which was equal to the market value of the stock at the date of the grant, was $2.75.
      In fiscal 1994, the Board of Directors and shareholders approved two stock option plans, the 1994 Omnibus Stock Plan (the “1994 Omnibus Plan”) and the 1994 Non-Employee Director Stock Option Plan (the “Director Plan”). Under both plans, the exercise price of options granted may not be less than the fair market value of the common stock on the date of the grant and the term of the grant may not exceed ten years.
      The 1994 Omnibus Plan initially provided for the issuance of a maximum of 350,000 shares of the Company’s common stock pursuant to the grant of incentive stock options to employees of Sterling and its subsidiaries and the grant of non-qualified stock options, stock or restricted stock to employees, consultants, directors and officers of Sterling and its subsidiaries. Subsequently, the number of options available under the plan was increased to 1,150,000 shares. The options generally vest over a four-year period and expire ten years from the date of the grant.
      The Director Plan (a “formula plan”) provided for the issuance of up to 100,000 shares of common stock pursuant to options granted to directors who were not employees of the Company. The plan provided that on every May 1, each non-employee director holding office on such date would automatically receive a fully-exercisable, fully vested, ten-year option to purchase 3,000 shares at the market value on such date. Each director’s options expire upon such director’s resignation. Options covering the final 7,000 shares that remained under the plan were issued in May 2001.
      In December 1998, the Board of Directors approved the 1998 Omnibus Stock Plan (the “1998 Omnibus Plan”). Under the 1998 Omnibus Plan, the exercise price of the options granted may not be less than the fair market value of the common stock on the date of grant and the term of the grant may not exceed ten years. The 1998 Omnibus Plan provides for the issuance of 700,000 shares. Stock options granted under the plan generally vest over a three-year period.
      In fiscal 2001, the shareholders ratified the 1998 Omnibus Stock Plan and the Board of Directors approved the 2001 Stock Incentive Plan (the “2001 Stock Incentive Plan”). The 2001 Stock Incentive Plan provides for the issuance of incentive stock awards for up to 500,000 shares of common stock, under which stock options may be granted at an exercise price not less than the fair market value of the common stock on the date of grant. The Company’s and its subsidiaries’ officers, employees, directors, consultants and advisors are eligible to be granted awards under the plan. Stock options generally vest over time and can be exercised no more than 10 years after the date of the grant. The plan also provides for stock grants, but none have been made as of December 31, 2004.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Beginning in 1998 and as part of the Sterling Transaction in 2001, certain options granted to Messrs. Davies and Hemsley were extended beyond the normal expiration date under a standstill agreement. At the time of the standstill agreement, the fair value of the stock was lower than the option exercise price.
      The following tables summarize the activity under the five plans:

	1991 Plan		Director Plan		1994 Omnibus Plan

		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding at December 31, 2001:	128,573	$2.58	87,502	$1.77	866,284	$1.46
Granted	—		—		—
Exercised	—		—		(13,500)	$1.07
Expired/forfeited	(29,157)	$2.00	—		(30,000)	$1.68

Outstanding at December 31, 2002:	99,416	$2.75	87,502	$1.77	822,784	$1.46
Granted	—		—		—
Exercised	(14,996)	$2.75	—		(50,000)	$2.75
Expired/forfeited	—		—		(2,400)	$1.35

Outstanding at December 31, 2003:	84,420	$2.75	87,502	$1.77	770,384	$1.48
Granted	—		—		—
Exercised	—	$2.75	(37,170)	$1.83	(162,192)	$1.95
Expired/forfeited	—		(3,000)	$2.75	(29,996)	$2.42

Outstanding at December 31, 2004:	84,420	$2.75	47,332	$1.67	578,196	$1.29

	1998 Omnibus Plan(a)		2001 Stock Incentive Plan

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at December 31, 2001:	540,500	$0.54	97,400	$1.50
Granted	10,000	$1.50	55,900	$1.73
Expired/forfeited	—		—

Outstanding at December 31, 2002:	550,500	$0.55	153,300	$1.58
Granted	—		60,800	$3.05
Exercised	(10,000)	$0.50	—
Expired/forfeited	—		—

Outstanding at December 31, 2003:	540,500	$0.56	214,100	$2.00
Granted	—		157,800	$3.10
Exercised	(20,375)	$1.05	(420)	$2.04
Expired/forfeited	(1,500)	$1.00	(7,180)	$1.82

Outstanding at December 31, 2004:	518,625	$0.54	364,300	$2.48

(a)	Of the options to purchase 600,000 shares granted in fiscal 1999, one third were immediately exercisable, one third vested in December 1999 and one third vested in December 2000. The option to purchase 41,000 shares granted in fiscal 2000 vest over a four year period, with one quarter of the total being immediately exercisable.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

	Options Outstanding			Options Exercisable

		Weighted Average	Weighted Average		Weighted Average
	Number of	Remaining Contractual Life	Exercise Price Per	Number of	Exercise Price Per
Range of Exercise Price Per	Shares	(years)	Share	Shares	Share
Share
$0.50 - $0.88	885,532	8.01	$0.67	885,532	$0.67
$1.00 - $1.50	214,025	5.85	$1.27	195,925	$1.25
$1.73 - $2.00	61,600	6.60	$1.77	31,041	$1.80
$2.75 - $3.38	431,716	5.97	$2.93	229,617	$2.80

	1,592,873		$1.41	1,342,115	$1.13

      At December 31, 2003, options to purchase 1,547,250 shares were exercisable at a weighted average exercise price of $1.24 per share.
      The weighted average fair value per share of all options granted during fiscal 2004, 2003 and 2002 was $2.55, $2.49 and $1.45, respectively.
      The pro forma adjustments were calculated using the Black-Scholes option pricing model using the following assumptions in each year:

	Fiscal 2004	Fiscal 2003	Fiscal 2002

Risk free interest rate	4.00%	4.00%	4.00%
Expected volatility	78.0%	77.0%	79.0%
Expected life of option	10.0 years	10.0 years	10.0 years
Expected dividends	None	None	None
     Warrants
      As part of the Sterling Transaction in July 2001, warrants attached to zero coupon notes were issued to certain members of TSC management, to NASCIT and to KTI. These ten-year warrants to purchase shares of the Company’s common stock at $1.50 per share were exercisable 54 months from the issue date; following settlement of the Put, the exercise date was changed (see Note 14). In April 2003, the KTI Loan was prepaid, and as part of the consideration for the prepayment, 394,302 warrants were cancelled. At December 31, 2004 and 2003, 850,000 warrants were outstanding. At December 31, 2002 there were 1,244,302 warrants outstanding.
11.     Employee Benefit Plan
      The Company and its subsidiaries maintain defined contribution profit-sharing plans covering substantially all persons employed by the Company and its subsidiaries, whereby employees may contribute a percentage of compensation, limited to maximum allowed amounts under the Internal Revenue Code. The Plan provides for discretionary employer contributions, the level of which, if any, may vary by subsidiary and is determined annually by each company’s Board of Directors. The Company matched $328,000, $244,000 and $217,000 in contributions for the years ended December 31, 2004, December 31, 2003 and December 31, 2002, respectively.
12.     Operating Leases
      In December 1997, SCPI entered into an operating lease for its warehouse with an initial term that expired January 1, 2003, with one additional five-year renewal option. SCPI exercised its renewal option in

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
late 2002. The lease requires minimum rental payments of $247,000 through December 2005, increasing to $259,000 per annum through December 2007, and payment by SCPI of certain expenses such as liability insurance, maintenance and other operating costs. With the addition of lawn and garden business in fiscal 2001, SCPI entered into a lease agreement for additional warehouse and office space with an initial term of seven years, expiring December 2007, with one three-year renewal option.
      Operations of TSC are conducted from an owned building in Houston, Texas. TSC also leases incidental office space in Fort Worth, Texas and in San Antonio, Texas on month to month agreements.
      Through the acquisition of the Kinsel Business in September 2002, TSC acquired several equipment operating leases, with balances on the lease terms ranging from several months to approximately two years.
      Minimum annual rentals for all operating leases having initial non-cancelable lease terms in excess of one year are as follows (in thousands):

Fiscal Year

2005	555
2006	533
2007	516
Thereafter	—

Total future minimum rental payments	$1,604

      Total rent expense for all operating leases amounted to approximately $614,000, $795,000 and $428,000 in fiscal years 2004, 2003 and 2002, respectively.
13.     Customers
      The following table shows contract revenues generated from TSC’s largest customers which accounted for more than 10% of consolidated revenues (dollars in thousands):

	Fiscal 2004		Fiscal 2003		Fiscal 2002
	December 31,		December 31,		December 31,
	2004		2003		2002

	Contract	% of	Contract	% of	Contract	% of
	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues

City of Houston	$16,512	12.5%	$58,441	39.2%	$26,044	23.3%
Texas State Department of Transportation	$44,461	33.6%	$28,412	19.1%	*	*

* represents less than 10% of revenues
14.     Subsequent Event
      In February 2005, the Board approved a change in the date, from January 2006 to January 2005, that all outstanding warrants would first become exercisable, and an agreement was reached between the Company, NASCIT and certain holders of debt issued to the Selling Shareholders, as well as Messrs. Davies and Hemsley (the “Noteholders”), whereby NASCIT would exercise all its warrants in March 2005, providing a payment to the Company of approximately $484,000. That amount will be utilized to fund a principal repayment to NASCIT on March 31, 2005. The other Noteholders agreed to defer certain principal payments otherwise due to them in March and June 2005, sufficient to facilitate the repayment of all of NASCIT’s note. As a result of this agreement the Company will benefit by a reduced interest cost of approximately $112,000 in fiscal 2005.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
15.     Commitments and Contingencies
     Employment Agreements
      Messrs. Harper and Manning and certain other officers of TSC have employment agreements with a subsidiary of TSC which provide for payments of annual salary and benefits if the executive’s employment is terminated without cause.
      SCPI has an employment agreement with Mr. Allan that provides for payments of annual salary and certain benefits if his employment is terminated without cause.
     Self-Insurance
      TSC is self-insured for employee health claims. Its policy is to accrue the estimated liability for known claims and claims that have been incurred but not reported as of each reporting date. The Company has obtained reinsurance coverage for the policy period from June 1, 2004 through May 31, 2005 as follows:

•	Specific excess reinsurance coverage for medical and prescription drug claims in excess of $40,000 with a maximum lifetime reimbursable of $468,000.

•	Aggregate reinsurance coverage for medical, dental and prescription drug claims with a plan year maximum of $1,000,000 for claims in excess of approximately $818,000 which is estimated claims cost based on the number of employees.
      For the twelve months ended December 31, 2004, TSC incurred approximately $803,000 in expenses related to this plan, compared with $769,000 in fiscal 2003 and $848,000 in fiscal 2002.
     Guarantees
      The Company typically indemnifies contract owners for claims arising during the construction process and carries insurance coverage for such claims, which in the past have not been material in nature.
     Litigation
      The Company is involved in certain claims and lawsuits occurring in the normal course of business. Management, after consultation with outside legal counsel, does not believe that the outcome of these actions will have a material impact on the financial statements of the Company. In 2003, Ames filed a preference claim against SCPI, which the Company believes is largely without merit. The Company does not believe that the liability for any successful preference action by Ames could exceed the amount due to the Company by Ames on its post-petition administrative claim, which has been largely written-off. Accordingly, the Company does not believe that the outcome of the Ames matters will have a material impact on the Company’s financial condition.
16.     Minority Interest
      During fiscal 1993, the cumulative dividends on SCPI’s Series A Preferred Stock exceeded SCPI’s net income for that year, thus creating a loss attributable to SCPI’s common stockholders in excess of the minority interest, and accordingly, the Company reduced to zero the minority interest related to SCPI. In October 2003, the Board of Directors of SCPI approved a 1 for 300,000 share reverse stock split of SCPI’s common stock. The transaction was approved by the Company; SCPI’s majority shareholder. In March 2004 the reverse stock split of SCPI’s common stock was completed with the result that the Company is SCPI’s sole shareholder.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      From July 2001 to December 2004, the Company had an 80.1% investment in TSC. A minority interest liability of $5.3 million was reflected in the consolidated balance sheet for fiscal year 2003. In December 2004, the Company purchased the remaining 19.9% of TSC. Minority interest expense of $962,000, $1,627,000, and $873,000 is reflected in the consolidated results of operations for fiscal years 2004, 2003 and 2002, respectively.
17.     Related Party Transactions
      In October 1999, certain shareholders of TSC exercised their right to sell a second tranche of equity securities to Oakhurst Technology, Inc. (a wholly owned subsidiary of the Company) (“OTI”) thereby increasing the Company’s consolidated equity ownership of TSC from 7% to 12%. The equity purchase was financed through the issuance of two notes. One of these notes reflecting loans in the amount of $559,000, was issued to Mr. Davies (the “First Note”) in which Mr. Hemsley had a participation of $116,000. The second of the notes in the amount of $800,000 (the “Manning Note”) was issued to James D. Manning, the brother of Patrick T. Manning and one of the TSC shareholders who sold TSC equity securities to OTI. The First Note provided for interest at 14% payable quarterly and was due in October 2000, however, no interest payments were made and the First Note was not repaid in October 2000. In connection with the July 2001 transaction in which the Company increased its ownership of TSC to 80.1%, (the “Sterling Transaction”), accrued unpaid interest in the amount of $134,000 on the First Note was added to the principal, the maturity date of the First Note was extended to July 2005, and the interest rate was reduced to 12%. In connection with the Sterling Transaction, the Company also issued an additional four-year 12% promissory note to each of Messrs. Hemsley ($136,421) and Davies ($250,623) (the “Second Notes”) to repay certain amounts due to them from the Company or OTI, including deferred compensation, the fee (and related interest) owed to them in connection with the acquisition of the second tranche of TSC equity in October 1999, the fee due in July 2001 to them in connection with the Sterling Transaction and a fee for the extension of the First Note.
      In connection with the Sterling Transaction, the maturity date of the Manning Note also was extended to July 2005 and the interest rate was reduced from 14% to 12%. In consideration for the extension of the maturity date and interest rate reduction, Mr. James D. Manning received a zero coupon promissory note due in July 2005 with principal and interest payable at maturity in the aggregate amount of $187,000. Interest and principal on the First Note, the Second Notes and the Manning Note are payable prior to maturity only to the extent of cash available to Sterling for these payments and as permitted by institutional lenders to Sterling or its subsidiaries.
      After the Sterling Transaction, Mr. Harper and another officer of TSC purchased $370,000 and $123,000, respectively, of his notes from Mr. James D. Manning. As a result, Mr. Harper now holds a separate note in the principal amount of $370,125, an officer of TSC holds a separate note in the principal amount of $123,000, and Mr. James D. Manning holds a note in the principal amount of $493,500, in each case, on the same terms and conditions as the Manning Note.
      In September 2003, the First Note, the Manning Note and the Second Notes were amended to provide for a maturity date that is the date the Company is required to purchase the remaining shares of TSC if the holders of those shares exercise their rights to sell such shares to the Company, and to provide for payment of those notes with a combination of cash and five-year notes of the Company.
      In December 2003 prepayments of accrued interest and principal were made to certain of these noteholders. Mr. Harper received a prepayment totaling $86,000 and Mr. Davies received a prepayment totaling $411,000. Mr. Hemsley declined any prepayment of his notes.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In July 2004, the remaining shareholders of TSC exercised their right to sell their shares of TSC to the Company (the “Put”) for consideration (paid in December 2004) consisting of a combination of cash (funded through long-term borrowings), stock and five-year notes of the Company bearing interest at an annual rate of 12%. The exercise of the Put triggered the acceleration of the maturity of the other debt issued in July 2001. Those obligations were satisfied in December 2004 through a payment of cash, the issuance of some stock and the issuance of the same form of five-year notes. The cash paid and shares and notes issued were as follows:

Name	Cash	Shares	Five-year Notes

Patrick T. Manning	$460,458	135,474	$365,831
James D. Manning	$660,649	218,357	$2,124,633
Joseph P. Harper, Sr.	$1,045,764	345,437	$3,020,201
Maarten D. Hemsley	$208,397	—	$207,504
Robert M. Davies	$166,876	—	$518,641
      Mr. James D. Manning is employed by an operating subsidiary of TSC under a three-year employment agreement that commenced January 1999 and that was extended for an additional three-year term in July 2001 and again in July 2004 pursuant to which he receives an annual salary of $75,000 plus $75.00 per hour for each hour worked in excess of 1,000 hours during any calendar year. In addition, he is entitled to receive incentive compensation up to 100% of his base pay if certain financial goals are met. In fiscal 2004, he earned his maximum bonus of $50,000. The employment agreement limits the ability of Mr. Manning to compete for a period of two years after he ceases to be an employee if he terminates his employment without good cause or TSC terminates his employment for good cause, and for a period of one year after he ceases to be an employee if he terminates his employment for good reason or TSC terminates his employment without good cause; provided that these non-competition obligations may be avoided by Mr. Manning if TSC terminates the employment agreement other than for good cause.
      Since March 2001 Mr. Hemsley has provided consulting services to (and since May 2002 has been an employee of) J O Hambro Capital Management Limited as Fund Manager of Leisure & Media Venture Capital Trust plc, and recently as a principal of its Trident Private Equity II investment fund, neither of which funds were or are an investor in the Company or any of its affiliates.
      In December 2001, in order to strengthen SCPI’s working capital position, Sterling obtained funding in the amount of $500,000 from members of management and directors, including Messrs. Frickel, Harper and Hemsley, who loaned $155,000, $100,000 and $25,000, respectively. The notes, which ranked senior to debt incurred in the Sterling Transaction, bore interest at 12%, payable monthly. The notes were convertible into shares of common stock of the Company at a conversion price of $2.50 per share at any time prior to the maturity date in December 2004. All holders of these notes converted their debt into common stock on December 31, 2004.
      In January 2003 certain members of management, including Messrs. Harper $(70,000) and Hemsley $(25,000), loaned an aggregate of $250,000 to SCPI for working capital. Under the original terms of the loan, interest at an annual rate of 10% was paid monthly, with a maturity date of July 2003. The maturity date was later extended to December 2003 with the addition of a guarantee by Sterling and was extended again to July 2004 with an increase in the interest rate to 12%. These notes were repaid in three installments in January and February 2005.
      In July 2001, Mr. Frickel was elected to the Board of Directors. He is President of R.W. Frickel Company, P.C., an accounting firm based in Michigan that performs certain accounting and tax services for TSC. Fees paid or accrued to R.W. Frickel Company for fiscal 2004 and fiscal 2003 were approximately $82,000 and $60,000, respectively.

STERLING CONSTRUCTION COMPANY, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Quarterly Financial Information (Unaudited)

	Fiscal 2004 Quarter Ended

	March 31	June 30	September 30	December 31	Total

	(Dollar amounts in thousands, except per share data)
Revenues	$25,586	$29,354	$40,221	$37,317	$132,478
Gross profit	2,678	4,615	3.899	2,069	13,261
Income (loss) before minority interest and taxes	345	2,715	1,235	(186)	4,109
Net income from continuing operations	87	1,531	648	3,015	5,281
Net income from discontinued operations	181	93	68	30	372
Net income	$268	$1,624	$716	$3,045	$5,653
Basic income per share:
From continuing operations:	$0.02	$0.29	$0.12	$0.56	$0.99
From discontinued operations:	$0.03	$0.02	$0.01	$0.01	$0.07

Net income per share, basic:	$0.05	$0.31	$0.13	$0.57	$1.06

Diluted income per share:
From continuing operations	$0.02	$0.22	$0.09	$0.42	$0.75
From discontinued operations	$0.02	$0.01	$0.01	$0.01	$0.05

Net income per share, diluted:	$0.04	$0.23	$0.10	$0.43	$0.80

	Fiscal 2003 quarter ended

	March 31	June 30	September 30	December 31	Total

Revenues	$35,679	$43,858	$36,630	$32,839	$149,006
Gross profit	3,857	4,451	5,129	4,388	17,825
Income before minority interest and taxes	1,862	2,692	2,911	1,118	8,583
Net income from continuing operations	1,016	1,483	2,324	381	5,204
Net income from discontinued operations	182	89	(32)	(24)	215
Net income	$1,196	$1,572	$2,292	$359	$5,419
Basic income per share
From continuing operations	$0.20	$0.29	$0.46	$0.07	$1.02
From discontinued operations	$0.04	$0.02	$(0.01)	$(0.01)	$0.04

Net income per share, basic:	$0.24	$0.31	$0.45	$0.06	$1.06

Diluted income per share
From continuing operations	$0.17	$0.24	$0.35	$0.05	$0.80
From discontinued operations	$0.03	$0.01	$(0.01)	$(0.00)	$0.03

Net income per share, diluted:	$0.20	$0.25	$0.34	$0.05	$0.83

2,021,758 Shares
Sterling Construction Company, Inc.
Common Stock

PROSPECTUS

D.A. Davidson & Co.	Morgan Joseph